Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and among

UNITED TECHNOLOGIES CORPORATION,

THE OTHER SELLERS PARTY HERETO

and

LOCKHEED MARTIN CORPORATION

Dated as of July 19, 2015

i

Exhibits

Exhibit A: Form of Data Transfer Agreement

Exhibit B: Form of Intellectual Property Agreement

Exhibit C: Form of Transition Services Agreement

Exhibit D: Form of UTAS/Sikorsky Wrap Agreement

Exhibit E: Form of UTRC/Sikorsky Replacement Master Agreement

Exhibit F: Form of Foreign Acquisition Agreement

Schedules

Schedule I: Transferred Entities

Schedule II: Accounting Principles and Illustrative Working Capital and Indebtedness Statement

Schedule III: Purchase Price Allocation Schedule

Schedule IV: Section 338(h)(10) Subsidiaries

Seller Disclosure Schedule

Purchaser Disclosure Schedule

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of July 19, 2015, is by and among United Technologies Corporation, a Delaware corporation (“Parent”), the other Sellers set forth on the signature page hereto (each of Parent and each entity listed on the signature page hereto under the heading “Other Sellers”, a “Seller,” and, collectively, the “Sellers”) and Lockheed Martin Corporation, a Maryland corporation (“Purchaser”).

RECITALS

WHEREAS, the Sellers hold the capital stock of the entities listed on Schedule I hereto (each of the companies listed on Schedule I-A under the heading “Transferred Companies”, a “Transferred Company,” and, collectively, the “Transferred Companies”);

WHEREAS, (i) the Sellers desire to sell and transfer, and Purchaser desires to purchase, all of the capital stock and other equity interests of the Transferred Companies (the “Shares”) and (ii) the Tata JV Seller desires to sell and transfer, and Purchaser desires to purchase, the Tata JV Shares, for the consideration set forth in Section 2.02, subject to the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETATION

Section 1.01. Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“2015 Incentive Compensation” shall have the meaning given to such term in Section 6.04 of the Seller Disclosure Schedule.

“2016 Incentive Compensation” shall have the meaning given to such term in Section 6.04 of the Seller Disclosure Schedule.

“Action” shall mean any claim, action, suit, arbitration, litigation or proceeding.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (a) none of the

Transferred Entities shall be considered an Affiliate of the Sellers or any of the Sellers’ Affiliates and (b) none of the Sellers or any of the Sellers’ Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Foreign Acquisition Agreements, the Intellectual Property Agreement, the Data Transfer Agreement, UTAS/Sikorsky Wrap Agreement, UTRC/Sikorsky Replacement Master Agreement and any Shared Location Lease(s).

“Benefit Plan” shall mean any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, individual consulting agreement or arrangement (other than agreements with staffing agencies), severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy, or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program or post-employment or retirement benefits, in each case whether or not written.

“Business” shall mean the business, as conducted by Parent and its Subsidiaries and reflected in the Sikorsky segment of Parent as described in Parent’s Form 10-K for the year ended December 31, 2014 (including the audited financial statements (including the footnotes thereto) incorporated by reference therein), of designing, manufacturing, marketing, selling, leasing and servicing military and commercial helicopters, certain military and commercial fixed wing aircraft and certain helicopter and fixed wing aircraft aftermarket parts and services as part of Parent’s Sikorsky division; provided, that the “Business” shall not include, and the following shall not, directly or indirectly, be transferred to or assumed by the Purchaser or any Transferred Entity in connection with the Sale: (i) the rights, properties, assets and operations set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Excluded Assets” (collectively, the “Excluded Assets”) and (ii) all Liabilities to the extent relating to the Excluded Assets.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean, as of the Closing, any individual employed by the Transferred Entities.

“Business Environmental Permit” shall mean any Permit required or necessary to operate or conduct the Business or own, lease, occupy or use any real property owned, leased, operated or used by the Transferred Entities under any applicable Environmental Law.

“Business Environmental Reports” shall mean any written material environmental studies, investigation results, test results or other reports relating to the assessment, investigation, monitoring, clean-up or remediation of any Environmental Condition on or at any real property currently or, to the extent issues material to the Business and the Transferred Entities, taken as a whole, to the Historical Knowledge of Parent, are identified or discussed, previously owned, leased or operated by the Transferred Entities.

“Business Joint Venture” shall mean any corporation, partnership, limited liability company, joint venture or other legal arrangement (whether created by contract or conducted through a separate legal entity) now or hereafter formed by Parent or any of its Subsidiaries (including any Transferred Entity) with another Person (other than Parent or any of its Subsidiaries (including any Transferred Entity) in order to conduct a common venture or enterprise with such Person relating primarily to the Business.

“Business Material Adverse Effect” shall mean any event, change, circumstance, development or effect that, individually or in the aggregate with other events, changes, circumstances, developments or effects, has been or would reasonably be expected to be materially adverse to (a) the business, assets, financial condition or results of operations of the Business, taken as a whole; provided, that no such event, change, circumstance, development or effect resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute, or shall be taken into account in determining whether there has been, a Business Material Adverse Effect: (i) the general conditions and trends in the industries or businesses in which any of the Transferred Entities operate, including competition in any of the geographies or product areas in which any of the Transferred Entities operate, (ii) general political, economic, financial or capital market conditions (including interest rates and credit markets), (iii) any act of civil unrest, war or terrorism, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, (iv) any conditions resulting from natural or manmade disasters or other acts of God, (v) compliance by the Sellers or the Transferred Entities with applicable Law, (vi) compliance by the Sellers with their covenants and agreements contained in this Agreement (in each case, including the impact thereof on the relationships, contractual or otherwise, of the Transferred Entities with customers, suppliers or partners), (vii) the failure of the financial or operating performance of the Transferred Entities to meet internal, Parent’s or analyst projections, forecasts or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be taken into account in determining whether there has been or would reasonably be expected to be a Business Material Adverse Effect; provided, further, that this clause (vii) shall not be construed as implying that any Seller is making any representation or warranty hereunder with respect to any internal, Parent or analyst projections, forecasts or budgets), (viii) any action taken or omitted to be taken at the written request or with the written consent of Purchaser or that is required by this Agreement, (ix) Purchaser’s denial of a request by Parent in accordance with this Agreement for a written consent under Section 5.26, (x) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or announcement, pendency or consummation of the transactions contemplated hereby or thereby (provided that the exception in this clause shall not apply to “Business Material Adverse Effect” as used in Section 8.02(a) with respect to the representations and warranties contained in Section

3.04 (Consents and Approvals; No Violations)), or the identity of Purchaser, or (xi) changes in any Laws or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof, except, in the cases of clauses (i)–(iv) and (xi), to the extent that such event, change, circumstance, development or effect has a disproportionate effect on the Business, taken as a whole, relative to the effect on other participants in the applicable industries in which the Business operates; or (b) the ability of Sellers to timely perform their obligations under this Agreement in order to consummate the Sale.

“Cash” shall mean cash, cash equivalents and marketable securities, in each case determined in accordance with GAAP.

“Closing Regulations” shall mean the Regulatory Laws set forth in Section 1.01(a) of the Seller Disclosure Schedule under the heading “Closing Regulations.”

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean any written agreement, memorandum of understanding or other contractual obligation between Parent and its Affiliates (including the Sellers and the Transferred Entities) and any labor organization or other authorized employee representative representing Service Providers.

“Competition Laws” shall mean, collectively, the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, or any other United States federal or state or foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of May 12, 2015, by and between Parent and Purchaser.

“Contract” shall mean any lease, contract, license, arrangement, option, instrument or other agreement, in each case that is legally binding or purports to be legally binding (excluding, in each case, Purchase Orders, Permits and Export Control Authorizations).

“Contract Disputes Act” shall mean the Contract Disputes Act of 1978 (41 U.S.C. § 7101-7109).

“Continuation Period” shall mean the period commencing on the Closing Date and ending on December 31, 2016.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Data Transfer Agreement” shall mean the Data Transfer Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“Disregarded Entities” shall mean each Transferred Company that is disregarded as separate from its owner for U.S. federal income tax purposes within the meaning of Treasury Regulations Section 301.7701-2(a).

“Environment” shall mean soil, land, surface or subsurface strata, surface waters, ground waters, sediments and indoor and outdoor air.

“Environmental Condition” shall mean the Release of a Regulated Substance into the Environment on, in, under, above or within any property.

“Environmental Laws” shall mean any Law relating to the pollution or protection of the Environment, health and safety, or natural resources, including the generation, use, handling, transportation, treatment, storage, disposal, Release of any pollutant, contaminant, waste or chemical or any other toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material.

“Environmental Liabilities” shall mean any Losses or Liabilities under any Environmental Law or arising out of any Environmental Condition, including those consisting of or arising out of any: (a) duty imposed by, breach of or noncompliance with any Environmental Law; (b) Remedial Action; (c) bodily injury, property damage or other Liabilities of any other Person arising from any Environmental Condition; (d) injury to, destruction of or loss of natural resources, or costs of any natural resource damage assessments arising from any Environmental Condition; (e) generation, use, handling, transportation, treatment, storage, disposal or Release of Regulated Substances; or (f) any Contract pursuant to which Liability is assumed or imposed with respect to any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Trapped Cash” shall mean an amount equal to 50% of the Trapped Cash, if any, of the Transferred Entities as of the opening of business on the Closing Date in excess of $19 million in Trapped Cash of the Transferred Entities as of the opening of business on the Closing Date.

“Export Control Authorization” shall mean any and all licenses and approvals, including approvals under 22 C.F.R. Parts 120-130 and 15 C.F.R. Parts 730-744, required for the lawful conduct of the Business following the Closing Date in substantially the same manner as conducted as of the date of this Agreement pursuant to the Export Control Laws as administered by the relevant Governmental Entities, including the U.S. Department of Commerce Bureau of Industry and Security, the U.S. Department of State Directorate of Defense Trade Controls, and the U.S. Department of Treasury Office of Foreign Assets Control and any other export controls and economic sanctions laws or regulations in any other foreign (non-U.S.) jurisdiction. This shall also mean any import permits under 27 C.F.R. Part 447, as administered by the Department of Justice Bureau of Alcohol, Tobacco, Firearms and Explosives.

“Export Control Laws” shall mean the Arms Export Control Act (22 U.S.C. § 2778 et seq.), as amended, the Export Administration Act (50 U.S.C. App. §§ 2401 et seq.), as amended and continued in force by presidential order, any international sanctions programs promulgated under the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), the National Emergencies Act (50 U.S.C. §§ 1601-1651), the Trading with the Enemy Act (50 U.S.C. App. §§ 5, 16), the Foreign Assets Control Regulations, 31 C.F.R. 500-598, and European Union controls on exports of dual-use items and technology implemented pursuant to Council Regulation (EC) No 428/2009 and additional international sanctions programs administered by the Department of Treasury Office of Foreign Assets Control and any other regulations or Laws promulgated under each such act.

“Federal Acquisition Regulation” shall mean the U.S. Federal Acquisition Regulations.

“Foreign Transferred Company” shall mean any Transferred Company incorporated or organized under the Laws of any jurisdiction other than the United States.

“Foreign Transferred Entity” shall mean any Transferred Entity incorporated or organized under the Laws of any jurisdiction other than the United States.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied throughout the periods involved.

“Government Bid” shall mean a bid or proposal issued by a contractor that, if accepted, would reasonably be expected to result in a Government Contract.

“Government Contract” shall mean with respect to any Person, any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement or other similar Contract, between such Person and (i) a Governmental Entity of the United States, or (ii) any prime contractor of a Governmental Entity of the United States.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, without duplication, all liabilities or obligations (including in respect of principal, interest, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of such amount owed and payments or premiums attributable to, or which arise as a result of the transactions contemplated hereby (including the change of control of the Transferred Entities in connection therewith)) of any Transferred Entity in respect of: (a) borrowed money of any Transferred Entity, whether current, short-term or long-term, secured or unsecured; (b) obligations evidenced by bonds, notes, debentures or similar agreements or instruments for borrowed money; (c) any capitalized lease obligations; (d) the deferred purchase price of property or services (except accounts payable and Orbian factoring or similar arrangements, in each case arising in the ordinary course of business); (e) payment obligations of any Transferred Entity secured by any Lien on the assets or properties of any Transferred Entity, whether or not the obligations secured thereby have been assumed; (f) interest rate or currency obligations, including swaps, hedges or similar arrangements of any Transferred Entity; (g) letters of credit, surety bonds, bank guarantees or similar instruments, to the extent drawn, including the principal, interest and fees owing thereon; or (h) guarantees of any other Person described in clauses (a) through (g) of this definition of “Indebtedness”; provided, that Indebtedness shall not include any intercompany indebtedness solely owing by one Transferred Entity to another Transferred Entity.

“Intellectual Property” shall mean any and all intellectual property and industrial property rights throughout the world, including (a) trademarks and service marks whether registered or unregistered, brand names, certification marks, collective marks, Internet domain name registrations, logos, slogans, symbols, trade dress and design rights, all registrations, renewals and applications for registration of the foregoing, and all goodwill associated therewith; (b) patents, patent applications, invention disclosures, and all reissuances, continuations, continuations in part, divisionals, extensions, re-examinations, renewals, and related applications; (c) rights in trade secrets, know-how and other confidential or proprietary information, including ideas, inventions, designs, drawings, specifications, product configurations, prototypes, models, improvements, technical data and other data, databases, formulae, algorithms and mathematical embodiments, laboratory notebooks, pricing and cost information, plans, proposals, processes, procedures, schematics, manufacturing techniques, business methods, customer lists and supplier lists, and all tangible embodiments thereof (in any form or medium); (d) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship, including all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof and rights therein; and (e) rights in all computer software programs (“Software”).

“Intellectual Property Agreement” shall mean the Intellectual Property Agreement to be entered into at the Closing substantially in the form of Exhibit B hereto.

“Interest Rate” shall mean a rate per annum equal to the one (1)-month LIBOR (as published by the British Bankers Association, or, if not published therein, in another authoritative source selected by Parent and Purchaser), on the date such payment was required to be made (or if no quotation for one (1)-month LIBOR is available for such date, on the next preceding date for which such quotation is available) plus 100 basis points.

“International Business Employee” shall mean each Business Employee who is not a U.S. Business Employee.

“International Seller Benefit Plan” shall mean each Seller Benefit Plan that is not a U.S. Seller Benefit Plan.

“International Transferred Entity Benefit Plan” shall mean each Transferred Entity Benefit Plan that is not a U.S. Transferred Entity Benefit Plan.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Assets” shall mean any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other similar information technology assets, (a) owned by any of the Transferred Entities or (b) licensed or leased to any of the Transferred Entities, in each case to the extent used or held for use in connection with the Business.

“Joint Defense Agreement” shall mean the Confidentiality and Joint Defense Agreement, dated June 12, 2015, between Parent and Purchaser.

“Key Employee” shall mean a Business Employee (a) who is at executive level 1, 2 or 3 or (b) who is listed on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Key Employees.”

“Knowledge of Parent” shall mean the actual knowledge of the Persons listed on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Knowledge of Parent.”

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.01(a) of the Purchaser Disclosure Schedule under the heading “Knowledge of Purchaser.”

“Law” shall mean any federal, state, local, foreign or supranational law (including common law), statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all indebtedness, obligations and other liabilities (or claims or contingencies that have not yet become liabilities), whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, damages, judgments, awards or settlements in respect of any judicial, administrative or arbitration proceedings or other Actions or any damages, losses, claims or demands with respect to any Law.

“Liens” shall mean all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, costs, interest, charges, expenses (including reasonable attorneys’ fees), Liabilities, settlement payments, awards, assessments or deficiencies, regardless of whether the same arise as a result of any negligence, strict liability or other liability under any theory of Law or equity of, or violation of any Law by, any Indemnified Party.

“LTD Employee” shall mean any employee of (i) a Transferred Entity or (ii) Parent or any of its Subsidiaries who is primarily engaged to provide services to the Business, in each case, who is, immediately before the Closing, on a leave of absence from Parent or one of its Subsidiaries (including the Transferred Entities) and receiving benefits under Parent’s long-term disability plan.

“Material Employee Jurisdiction” shall mean each of the United States and Poland.

“MST” shall mean (a) Purchaser’s Mission Systems and Training business segment as constituted as set forth in Purchaser’s Form 10-K for the year ended December 31, 2014 (and reflecting Purchaser’s representations and warranties contained in Section 4.10 (including Section 4.10 of the Purchaser Disclosure Schedule)) and (b) irrespective of where located within Purchaser’s segments or divisions (i) the AUS Business (as defined in Section 4.10 (including Section 4.10 of the Purchaser Disclosure Schedule)) and (ii) the Advanced Products Business (as defined in Section 4.10 (including Section 4.10 of the Purchaser Disclosure Schedule)).

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Net Indebtedness” shall mean (a) Indebtedness as of the opening of business on the Closing Date minus (b) (i) Cash as of the opening of business on the Closing Date less (ii) the sum of (x) Excluded Trapped Cash and (y) Cash of the Transferred Entities as of the opening of business on the Closing Date that is Insurance Proceeds Cash (as defined in Section 5.12 of the Seller Disclosure Schedule).

“Order” shall mean any order, judgment, writ, injunction, stipulation, award or decree.

“Parent 80% Plus Business Contract” shall mean any Parent Primary Business Contract where at least 80% of the spend or revenues, as applicable, thereunder of Parent and its Subsidiaries during the twelve (12) month period preceding June 30, 2015, was by, on behalf of or to or for the benefit of, as applicable, the Business.

“Parent Business Contract” shall mean any Contract to which any member of the Parent Group is a party that is used primarily or exclusively in the conduct of, or entered into primarily or exclusively for the benefit of, the Business and not primarily or exclusively for the other business(es) of Parent (and, in each case, to which any Transferred Entity will not be a party to or bound by at the Closing, and other than any Contracts that are Excluded Assets).

“Parent Common Stock” shall mean the common stock of Parent, par value $1 per share.

“Parent Group” shall mean Parent and its Subsidiaries (other than any Transferred Entity).

“Parent Primary Business Contract” shall mean any Parent Business Contract that primarily (but not exclusively) relates to the Business (other than any Contract that is an Excluded Asset), including the Parent 80% Plus Business Contracts.

“Parent Retention Payments” shall have the meaning given to such term in Section 6.04 of the Seller Disclosure Schedule.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, certificates, authorizations, consents or orders of, or filings with, any Governmental Entity, but does not include Export Control Authorizations.

“Permitted Liens” shall mean (a) statutory Liens of landlords and Liens of mechanics, carriers, workmen, repairmen, warehousemen, materialmen and other similar Liens imposed by Law in the ordinary course of business; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested in good faith by appropriate Actions or that may thereafter be paid without penalty; (d) Liens disclosed on or reflected in the Business Financial Statements; (e) Liens listed in Schedule B of the title insurance policies made available (no later than at 6:00 pm, New York City time, on July 18, 2015) to Purchaser in the electronic data room(s) established by Parent in connection with the Sale, but only to the extent that copies of the Liens listed in such title insurance policies were also made available to Purchaser in such electronic data room; (f) immaterial defects or imperfections of title or encumbrances not materially interfering with the ordinary conduct of the Business as a whole; (g) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (h) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; (i) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property, including master leases or ground leases; (j) with respect to any Business Owned Real Property or any Business Leased Real Property (i) minor defects or imperfections of title that are of record; (ii) easements, declarations, covenants, rights-of-way, restrictions and other similar matters of record affecting title to any Business Owned Real Property or any Business Leased

Real Property, (iii) any set of facts that an accurate up-to-date survey would show, provided, that (with respect to this clause (j) only) any such item does not, individually or in the aggregate with other such items, materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property; and (k) non-exclusive licenses or other non-exclusive rights granted to Intellectual Property in the ordinary course of business.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Phase II Environmental Site Assessment” shall mean any Phase II environmental site assessment as defined by ASTM Standard E1903-11, or any similar assessment of Environmental Conditions.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Confidentiality Agreement” shall mean those agreements by and between Parent or any of its Subsidiaries (including the Transferred Entities), on the one hand, and Persons expressing an interest in acquiring a material ownership interest (whether by merger, sale or purchase of capital stock, sale or purchase of assets or otherwise) in the capital stock or assets of the Transferred Entities taken as a whole, on the other hand, in connection with the process leading to the transactions contemplated by this Agreement, governing the confidentiality of information about the Transferred Entities or the Business.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Primary Jurisdiction” shall mean the jurisdictions set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Primary Jurisdictions”.

“Property Taxes” shall mean real, personal and intangible ad valorem property Taxes.

“Purchase Order” shall mean any purchase order or invoice for the purchase or sale of products or services by the Business.

“Purchaser Material Adverse Effect” shall mean any event, change, circumstance, development or effect that, individually or in the aggregate with other events, changes, circumstances, developments or effects, has been or would reasonably be expected to be, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement in order to consummate the Sale.

“Purchaser Retention Payments” shall have the meaning given to such term in Section 6.04 of the Seller Disclosure Schedule.

“Qualifying Termination” shall have the meaning set forth on Section 6.03 of the Seller Disclosure Schedule.

“Regulated Substance” shall mean any (a) substance as defined or regulated by any Environmental Law on account of its hazardous or toxic properties; (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product; (c) any asbestos or asbestos containing material; and (d) polychlorinated biphenyls, methane or radon.

“Regulatory Law” shall mean the Competition Laws or any other United States federal or state or foreign Laws relating to trade regulation, foreign investment or national security or defense matters.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of, or human exposure to, a Regulated Substance.

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the Environment, (b) prevent the Release or threat of Release or minimize or mitigate the further Release of a Regulated Substance, including so it does not migrate or endanger health or welfare or the Environment, and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care. The term “Remedial Action” includes any action that constitutes a “removal,” “remedial action” or “response” as defined by Section 101 of CERCLA, 42 U.S.C. §§ 9601(23), (24) and (25); and a “corrective action” as defined or described in RCRA, 42 U.S.C. § 6901 et seq.

“SEC” shall mean the United States Securities and Exchange Commission.

“Secondary Jurisdiction” shall mean the countries set forth on Section 1.01(a) of the Seller Disclosure Schedule under the heading “Secondary Jurisdictions”.

“Section 338(h)(10) Subsidiaries” shall mean the Transferred Entities set forth on Schedule IV hereto.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan (other (i) than any plan, program or arrangement sponsored by a Governmental Entity or (ii) any Multiemployer Plan) that is sponsored, maintained, administered (prior to the Closing), contributed to or entered into by any member of the Parent Group (x) for the current or future benefit of any Service Provider or (y) for which any Transferred Entity has any direct or indirect Liability due to the Transferred Entity being a participating employer in such Benefit Plan prior to the Closing Date. For the avoidance of doubt, no Seller Benefit Plan shall be deemed to be a Transferred Entity Benefit Plan.

“Service Provider” shall mean any current or former employee, officer, director or individual independent contractor engaged under an individual consulting agreement (not, for the avoidance of doubt, under any agreement with a staffing agency) of (i) Parent or any of its Affiliates (including any Seller or any Transferred Entity) who is or was primarily engaged to provide services to the Business or (ii) any Transferred Entity.

“Specified Demand” shall mean the matter described in Section 1.01(a) of the Seller Disclosure Schedule under the heading “Specified Demand” and any similar or related breach of fiduciary duty claim initiated by Parent or any stockholders of Parent (in each case whether before, on or after the date hereof) against the current or former directors and/or executive officers of Parent sharing the same or similar basis of facts as the matter described in Section 1.01 of the Seller Disclosure Schedule under the heading “Specified Demand.”

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Target Working Capital Amount” shall mean (i) $1.621 billion plus (ii) if the Specified Actions have not been settled prior to Closing, $35 million.

“Tata JV” means Tata Sikorsky Aerospace Ltd.

“Tata JV Seller” means United Technologies International Corporation – Asia Private Limited, a private limited liability company organized under the laws of Singapore and an indirect wholly owned Subsidiary of Parent.

“Tata JV Shares” shall mean the 26% interest in the share capital of the Tata JV held by the Tata JV Seller.

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.

“Tax Asset” shall mean any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or other Tax credit.

“Tax Benefit” shall mean the Tax effect of any Tax Item that decreases Taxes paid or payable.

“Tax Claim” shall mean any claim with respect to Taxes made by any Governmental Entity that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article 7.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” shall mean any inquiry, claim, audit, examination, contest, litigation or other proceeding with or against any Governmental Entity with respect to Taxes.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement required to be filed with any Governmental Entity relating to Taxes, including any amendment thereof.

“Transfer Regulations” shall mean the provisions of European Union Council Directives 77/187/EC and 2001/23/EC (as amended from time to time) and the laws implementing such European Union Council Directives in any relevant jurisdiction and any laws and regulations of any non-European Union jurisdictions providing for the automatic transfer of employment of employees on a transfer of undertaking.

“Transferred Entity” shall mean (i) each Transferred Company and (ii) each Subsidiary of a Transferred Company as of the Closing as set forth on Schedule I-B under the heading “Subsidiaries of the Transferred Companies”.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is sponsored, maintained, contributed to or entered into by any Transferred Entity, other than (i) any plan, program or arrangement sponsored by a Governmental Entity or (ii) any Multiemployer Plan. For the avoidance of doubt, no Seller Benefit Plan shall be deemed to be a Transferred Entity Benefit Plan.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit C hereto.

“Trapped Cash” means the aggregate amount of Cash held in an account in, or held by any Transferred Entity organized in, any country other than the United States that, on the day after the Closing Date, may not be distributed or dividended (or comparable concept) by such Transferred Entity or otherwise paid out by such Transferred Entity to its Affiliates in compliance with Law without the consent of any other Person (other than the Transferred Entities or any of their respective Affiliates) or without incurring or being assessed any non-de minimis costs, expenses, penalties, Taxes or other amounts in respect of such distribution or dividend (or comparable concept).

“Union Employee” shall mean a Business Employee who is covered by a Collective Bargaining Agreement or who is in a collective bargaining unit.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“U.S. Business Employee” shall mean each Business Employee primarily employed in the United States.

“U.S. Seller Benefit Plan” shall mean each Seller Benefit Plan that principally covers participants located within the United States.

“U.S. Transferred Entity Benefit Plan” shall mean each Transferred Entity Benefit Plan that principally covers participants located within the United States.

“U.S. Transferred Entity Benefit Plan” shall mean each Transferred Entity Benefit Plan principally covering U.S. Business Employees.

“UTAS/Sikorsky Wrap Agreement” shall mean the UTAS/Sikorsky Wrap Agreement to be entered into at the Closing substantially in the form of Exhibit D hereto.

“UTRC/Sikorsky Replacement Master Agreement” shall mean the UTRC/Sikorsky Replacement Master Agreement to be entered into at the Closing substantially in the form of Exhibit E hereto.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq., and any comparable foreign, state or local law.

“Working Capital” shall mean (a) the current assets of the Business, as of the opening of business on the Closing Date, that are included in the line item categories of current assets specifically identified in Annex I to Schedule II reduced by (b) the current liabilities of the Business, as of the opening of business on the Closing Date, that are included in the line item categories of current liabilities specifically identified in Annex I to Schedule II, in each case, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles and the accounting methodologies, practices and principles used to prepare Annex I to Schedule II; provided that in no event shall “Working Capital” include any amounts with respect to (i) Indebtedness, (ii) intercompany accounts that are required to be settled or eliminated pursuant to Section 5.08 or (iii) Cash; provided, further, that to the extent that there is a conflict or inconsistency between the Accounting Principles set forth in Schedule II and the accounting methodologies, practices and principles used to prepare Annex I to Schedule II, the Accounting Principles set forth in Schedule II shall govern and control the resolution of such conflict or inconsistency, except to the extent that Annex I to Schedule II expressly provides that the accounting methodologies, practices and principles used to prepare Annex I to Schedule II shall control; provided, further, that in no event shall “Working Capital” include any amounts with respect to current or deferred income Tax Assets or current or deferred income Tax Liabilities.

Section 1.02. Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
Accounting Principles	2.04(c)
Agreement	Preamble
Allocation	7.01(f)(ii)
Anticorruption Laws	3.08(b)(i)
Asset Disposal	5.03(e)
Audited Financial Statements	3.05(a)
Burdensome Condition	5.03(e)
Business Financial Statements	3.05(a)(ii)
Business Leased Real Property	3.12(b)
Business Material Contracts	3.15(a)
Business Owned Real Property	3.12(a)
Business Primary Services	5.15
Cap	10.02(b)(ii)
CARA Agreement	5.22
Closing	2.01
Closing Adjustment	2.04(b)
Closing Date	2.03(a)
Closing Notice	2.04(a)
Combined Tax Return	7.05(a)(i)
Competitive Business	5.16(d)
Connecticut Facilities Actions	5.06
Controlling Party	7.07(c)
CT Facilities	5.06
Current Representation	11.12(a)
Customers	3.21
De Minimis Amount	10.02(b)(i)(B)
Deductible	10.02(b)(i)(C)
Designated Person	11.12(a)
e-mail	11.07
Enforceability Exceptions	3.03
Excluded Assets	1.01
Exclusive Business Services	5.15
Final Working Capital and Indebtedness Statement	2.06(c)
Foreign Acquisition Agreements	2.08
Historical Knowledge of Parent	3.14(f)
Holdover Contract	5.05(a)(iii)
Holdover Contract Liabilities	5.05(a)(iii)
Illustrative Working Capital Statement	2.04(d)

Term	Section
Indemnified Guarantees	5.11(a)(i)
Indemnified Party	10.04(a)
Indemnifying Party	10.04(a)
Independent Accounting Firm	2.06(c)
Initial Working Capital and Indebtedness Statement	2.05(a)
Interim Financial Statements	3.05(a)(ii)
NLRB	3.10(a)
Non-Controlling Party	7.07(c)
Notice of Disagreement	2.06(a)
Outside Date	9.01(b)(i)
Overall Cap	10.02(b)(iv)
Owned Intellectual Property	3.16(b)
Negotiated Agreement Request	5.28
MST Intellectual Property	5.03(e)
Notified Party	5.28
Notifying Party	5.28
Parent	Preamble
Parent’s Allocation Notice	7.01(f)
Purchaser’s Draft Allocation	7.01(f)(ii)
Parent SEC Reports	Article 3
PBGC	3.10(a)
Post-Closing Adjustment	2.07
Post-Closing Representation	11.12(a)
Potential Contributor	10.04(c)
Pre-Adjustment Cash Amount	2.02
Pre-Closing Covenants	10.01(c)
Pre-Closing Covenant Deductible	10.02(b)(iii)
Pre-Closing Restructuring	5.21
Pre-Closing Separate Tax Return	7.05(a)(ii)
Purchase Price	2.02
Purchase Price Allocation Schedule	7.01(f)(i)
Purchaser	Preamble
Purchaser 401(k) Plan	6.10
Purchaser Disclosure Schedule	Article 4
Purchaser Indemnified Parties	10.02(a)
Purchaser Tax Indemnified Parties	7.02
Parent’s Allocation Notice	7.01(f)(ii)
Releasees	5.23(a)
Restricted Business Services	5.15
Restricted Employee	5.16(a)
Restricted Party	5.16(c)
Resolution Period	2.06(b)
Sale	2.01
Sanctioned Country	3.08(c)(ii)
Sanctions	3.08(c)(i)

Term	Section
Section 338(g) Elections	7.01(d)
Section 338(g) Forms	7.01(d)
Section 338(h)(10) Elections	7.01(a)
Section 338(h)(10) Forms	7.01(b)
Secondary Business Services	5.15
Seller	Preamble
Seller 401(k) Plans	6.10
Seller Disclosure Schedule	Article 3
Seller Indemnified Parties	10.03(a)
Seller Tax Indemnified Parties	7.03
Sellers	Preamble
Sensitive Business Information	5.02(b)
Shared Location	5.05(b)(ii)
Shared Location Lease	5.05(b)
Shares	Recitals
Specified Actions	5.29
Specified Amounts	5.29
Specified Matter	10.03
Specified Indebtedness	5.09
State Department Consent Agreement	5.20
Statement of Estimated Closing Working Capital and Indebtedness	2.04(a)
Straddle Period Separate Tax Return	7.05(b)
Subsequent Loss	7.06(c)
Substituted Guarantees	5.11(b)
Third Party Claim	10.04(a)
Third Party Consents	5.05(a)(i)
Transaction Expenses	11.06
Transaction Tax Treatment	7.01(e)
Transfer Act	5.06
Transfer Taxes	7.12
Transferred Companies	Recitals
Transferred Company	Recitals
Transferred Company Permits	3.09
Transferred Entity Contracts	5.05(a)(i)
UTC Names	5.15(a)

ARTICLE 2

THE SALE

Section 2.01. Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), (i) the Sellers shall transfer, convey, assign and deliver to Purchaser and/or one or more of its designees, and Purchaser and/or one or more of its designees shall purchase and acquire from the Sellers, all of the Sellers’ right, title and interest in and to the Shares and (ii) the Tata JV Seller shall transfer, convey, assign and deliver to Purchaser and/or one or more of its designees, and Purchaser and/or one or more of its designees shall purchase and acquire from the Tata JV Seller, all of the Tata JV Seller’s right, title and interest in and to the Tata JV Shares, in each case free and clear of all Liens (other than Liens imposed under federal, state or foreign securities laws and Liens imposed solely due to actions of Purchaser) (clauses (i) and (ii) together, the “Sale”). The transfer of certain Foreign Transferred Companies organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed in order to legally effect a transfer of such entity shall be effected pursuant to short-form acquisition agreements as further described in Section 2.08.

Section 2.02. Purchase Price. In consideration for the Shares and the Tata JV Shares, at the Closing, Purchaser shall deliver to the Sellers (and/or one or more of Parent’s designees) an aggregate of (a) $9,000,000,000.00 (nine billion dollars) in cash (the “Pre-Adjustment Cash Amount”) plus or minus (as applicable) (b) the Closing Adjustment, if any, pursuant to Section 2.04 (the sum of (a) and (b), the “Purchase Price”). The Purchase Price shall be subject to adjustment as set forth in Section 2.05.

Section 2.03. Closing. (a) The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the date that is three (3) Business Days after the date on which all of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser. The date on which the Closing occurs is the “Closing Date.”

(b) At the Closing:

(i) Parent or the other Sellers, as applicable, shall:

(A) deliver or cause to be delivered to Purchaser and/or one or more of its designees (x) certificates evidencing the Shares and the Tata JV Shares to the extent that such Shares or the Tata JV Shares are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer and (y) to the extent that such Shares or the Tata JV Shares are not in certificate form, stock powers or other instruments of transfer duly executed in blank, in each case, with any required stock transfer stamps affixed thereto;

(B) deliver to Purchaser the certificate required to be delivered pursuant to Section 8.02(c);

(C) execute and deliver, or cause to be executed and delivered, as applicable, to Purchaser each of the Ancillary Agreements to which any member of the Parent Group is a party;

(D) deliver to Purchaser each payoff letter obtained with respect to the Specified Indebtedness pursuant to Section 5.09;

(E) for each Seller that (x) is a United States Person, within the meaning of Section 7701(a)(30) of the Code, and (y) transfers pursuant to this Agreement shares of a Transferred Company that is a domestic corporation, deliver to Purchaser a duly executed certificate of non-foreign status, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B);

(F) deliver to Purchaser one or more duly executed IRS Forms 8023 and such other forms, in each case, required to be delivered pursuant to Section 7.01(c);

(G) deliver to Purchaser the resignation or removal, effective as of the Closing, of those directors and officers of any Transferred Entity as requested by Purchaser to Parent in writing at least five (5) Business Days prior to the anticipated Closing Date; and

(ii) Purchaser shall:

(A) deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers by wire transfer, to an account or accounts designated by Parent (or by such Affiliate) prior to the Closing, immediately available funds in an aggregate amount equal to the Purchase Price;

(B) deliver to Parent the certificate required to be delivered pursuant to Section 8.03(c);

(C) execute and deliver, or cause to be executed and delivered, to the Sellers each of the Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party; and

(D) deliver to Parent one or more duly executed IRS Forms 8023 and such other forms, in each case, required to be delivered pursuant to Section 7.01(c).

Section 2.04. Closing Adjustment. (a) Not less than five (5) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with an estimated statement of Working Capital and Net Indebtedness as of the opening of business on the Closing Date (the “Statement of Estimated Closing Working Capital and Indebtedness”), which shall be accompanied by a notice (the “Closing Notice”) signed by an authorized officer of Parent that sets forth (i) Parent’s good faith determination of the Closing Adjustment and the Purchase Price after giving effect to the Closing Adjustment and (ii) the account or accounts to which Purchaser shall transfer the Purchase Price pursuant to Section 2.03.

(b) The Closing Notice shall specify an amount (which may be positive or negative) (the “Closing Adjustment”) that shall be equal to (i) the amount of Working Capital set forth in the Statement of Estimated Closing Working Capital and Net Indebtedness, less (ii) the Target Working Capital Amount, less (iii) the amount of Net Indebtedness set forth in the Statement of Estimated Closing Working Capital and Indebtedness. Parent shall make its representatives reasonably available to Purchaser prior to the Closing and following delivery of the Closing Notice to discuss its calculation of the Closing Adjustment and shall consider Purchaser’s reasonable comments in good faith. If the Closing Adjustment is a positive amount, then the Purchase Price shall be equal to the Pre-Adjustment Cash Amount increased by the amount of the Closing Adjustment. If the Closing Adjustment is a negative amount, then the Purchase Price shall be equal to the Pre-Adjustment Cash Amount decreased by the absolute value of the Closing Adjustment.

(c) The Statement of Estimated Closing Working Capital and Indebtedness shall be prepared in accordance with the Accounting Principles attached as Schedule II-A hereto (the “Accounting Principles”), and in the case of the calculation of Working Capital set forth therein, in accordance with the definition of “Working Capital.”

(d) For illustrative purposes, Annex I of Schedule II sets forth a calculation of the Working Capital as if the Closing had occurred on March 31, 2015 (the “Illustrative Working Capital Statement”).

Section 2.05. Post-Closing Statements. (a) Within ninety (90) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a statement of Working Capital and Net Indebtedness as of the opening of business on the Closing Date (the “Initial Working Capital and Indebtedness Statement”) in accordance with the Accounting Principles, and in the case of the calculation of Working Capital set forth therein, in accordance with the definition of “Working Capital.” The Sellers will, and will use their reasonable best efforts to cause their accountants and other representatives to, cooperate with and assist Purchaser in connection with the preparation of the Initial Working Capital and Indebtedness Statement, including by providing to Purchaser reasonable access upon reasonable notice to their books, records and work papers and making available upon reasonable notice personnel to the extent reasonably required; provided, however, that the accountants of the Sellers shall not be obliged to make any work papers available to Purchaser or its representatives except in accordance with such accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(b) Following the Closing through the date that the Final Working Capital and Indebtedness Statement becomes final and binding, the Sellers and their representatives will be permitted to review Purchaser’s and the Transferred Entities’ books, records and work papers relating to the Initial Working Capital and Indebtedness Statement. Purchaser will, and will use its reasonable best efforts to cause its accountants and other representatives to, cooperate with and assist the Sellers in the conduct of such review, including by providing to Parent reasonable access upon reasonable notice to such books, records and work papers and making available upon reasonable notice personnel to the extent reasonably required; provided, however, that the accountants of Purchaser shall not be obliged to make any work papers available to the Sellers or their representatives except in accordance with such accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(c) Purchaser agrees that, following the Closing through the date that the Final Working Capital and Indebtedness Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Working Capital and Indebtedness Statement is based, or on which the Final Working Capital and Indebtedness Statement is to be based, that would materially impede or delay the determination of the amount of Working Capital or Indebtedness as of the Closing Date or the preparation of any Notice of Disagreement or the Final Working Capital and Indebtedness Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.06. Reconciliation of Post-Closing Statements. (a) Parent shall notify Purchaser in writing no later than forty-five (45) days after Parent’s receipt of the Initial Working Capital and Indebtedness Statement if Parent believes the Initial Working Capital and Indebtedness Statement contains mathematical errors or was not prepared in accordance with Section 2.05, which notice shall describe the basis for such belief and to the extent practicable set forth the specific adjustments to Purchaser’s calculation that Parent believes in good faith should be made (the “Notice of Disagreement”). Any matters and amounts set forth in the Initial Working Capital and Indebtedness Statement not raised in the Notice of Disagreement received by Purchaser prior to the expiration of such 45-day period shall be deemed to have been accepted by Parent and shall become final and binding upon the parties in accordance with Section 2.06(c).

(b) During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c) If at the end of the Resolution Period Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Working Capital and Indebtedness Statement marked to indicate those items that are not in dispute) to (i) Deloitte & Touche LLP, or in the event that Deloitte & Touche LLP is unable or unwilling to serve in the capacity as the Independent Accounting Firm, another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser or (ii) if Parent or Purchaser are unable to agree upon another such a firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and

Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (Deloitte & Touche LLP or the other firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles (and in the case of the calculation of Working Capital, in accordance with the definition of “Working Capital”), binding on the parties to this Agreement, of the appropriate amount of each of the items in the Initial Working Capital and Indebtedness Statement that remain in dispute as indicated in the Notice of Disagreement that Parent and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed item, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Working Capital and Indebtedness Statement with respect to such disputed line item. The statement of Working Capital and Indebtedness that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.06(a) or Section 2.06(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.06(c), is referred to as the “Final Working Capital and Indebtedness Statement.”

(d) All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by the Sellers on the one hand, and Purchaser, on the other hand. During the review by the Independent Accounting Firm, Purchaser and the Sellers shall, and shall use reasonable best efforts to cause their respective accountants to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.06(c); provided, that the accountants of Parent or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.

Section 2.07. Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a)(i) the amount of Working Capital set forth in the Final Working Capital and Indebtedness Statement less (ii) the amount of Working Capital set forth in the Statement of Estimated Closing Working Capital and Indebtedness, plus (b) (x) the amount of Net Indebtedness set forth in the Statement of Estimated Closing Working Capital and Indebtedness less (y) the amount of Net Indebtedness set forth in the Final Working Capital and Indebtedness Statement. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Parent (or one or more Affiliates designated by Parent) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. Any such payment shall be made within five (5) Business Days after the Final Working Capital and Indebtedness Statement becomes such, together with interest thereon at the Interest Rate from the Closing Date until the date of payment.

Section 2.08. Foreign Acquisition Agreements. The transfer of each Foreign Transferred Company organized in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect a transfer of such entity shall be effected pursuant to short-form acquisition agreements (the “Foreign Acquisition Agreements”) on a country-by-country basis. Each Foreign Acquisition Agreement shall be in substantially the same form as Exhibit F hereto, except, as Parent and Purchaser may agree, including for: (i) the deletion of provisions that are inapplicable to such Foreign Transferred Company; (ii) such changes as may be necessary to satisfy the requirements of applicable local Law; and (iii) such changes as may be reasonably agreed upon by Parent and Purchaser regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant Foreign Transferred Company and country; provided, in each case, that the Foreign Acquisition Agreements shall serve purely to effect the legal transfer of the applicable Transferred Entity and shall not have any effect on the terms and conditions of the transactions contemplated hereby, including the allocation of assets and Liabilities as between them, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any other Ancillary Agreement.

Section 2.09. Withholding. Purchaser shall be entitled to deduct and withhold from the payment of the Purchase Price and any payment required to be made by Purchaser pursuant to Section 2.07 such amounts as Purchaser is required to deduct and withhold with respect to any such payment under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that Purchaser withholds such amounts with respect to any Person and properly and timely remits such withheld amounts to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to or on behalf of such Person. Purchaser shall (x) promptly, and in any event no later than thirty (30) days prior to making any payment described in this Section 2.09 (or, in the event any withholding or deduction is required as a result of a change in Law occurring after such date, such shorter period as is reasonable taking into account the relevant circumstances), notify Parent in writing if Purchaser determines that any withholding or deduction is required under the Code or any provision of state, local or non-U.S. Tax Law with respect to any portion of such payment (and such notice shall describe the basis for such deduction or withholding) and (y) during such thirty (30) day (or shorter) period, provide Parent with a reasonable opportunity to provide such forms, certificates or other evidence, and reasonably cooperate with Parent to, eliminate or reduce any such required deduction or withholding. Notwithstanding the foregoing, to the extent any deduction or withholding with respect to a payment described in this Section 2.09 was not required prior to, and is required as a result of, a transfer or assignment by Purchaser (or any of its successors or assigns) of any of its rights under this Agreement pursuant to Section 11.08 to an entity that is organized under the laws of, or is tax resident in, a jurisdiction other than the United States, Purchaser shall (x) make (or cause to be made) such deduction or withholding and remit (or cause to be remitted) such deducted or withheld amounts to the relevant Governmental Entity, and (y) pay to the relevant Seller such additional amounts as necessary such that the relevant Seller receives the same amount as it would have received had no such transfer or assignment been made (including with respect to any additional amounts payable pursuant to this sentence); provided, that Parent shall reasonably cooperate with Purchaser (including by providing any forms, certificates or other evidence that Parent may reasonably provide) to eliminate or reduce any such required deduction or withholding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in, or qualified by any matter set forth in, (a) the publicly available reports, schedules, forms, statements and other documents filed by Parent with, or furnished by Parent to, the SEC after December 31, 2014 and prior to the date of this Agreement (“Parent SEC Reports”) (excluding any disclosure contained in any part of any Parent SEC Report entitled “Cautionary Note Concerning Factors That May Affect Future Results” or “Risk Factors” or containing a description or explanation of “forward-looking statements” or any other similar disclosures in any Parent SEC Report that are cautionary, predictive or forward-looking in nature) or (b) the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”), subject to Section 11.01(c), the Sellers, jointly and severally, represent and warrant to Purchaser as follows:

Section 3.01. Organization and Qualification; Subsidiaries. Each of the Sellers and each Transferred Entity is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole. Each of the Sellers and each Transferred Entity (i) has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and (ii) is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Section 3.01 of the Seller Disclosure Schedule sets forth a complete and accurate list of each Transferred Entity, including each Transferred Entity’s jurisdiction of organization. Parent has made available to Purchaser prior to the date hereof complete and correct copies of each Transferred Entity’s articles of incorporation and by-laws or comparable organizational governing documents, each as amended to the date of this Agreement.

Section 3.02. Capitalization and Ownership of the Transferred Entities. (a) The Shares and the Tata JV Shares are duly authorized, validly issued, fully paid and nonassessable and owned by the Sellers free and clear of all Liens (other than Liens imposed under federal, state or foreign securities laws). The Sellers will transfer and deliver to Purchaser (or its designee(s)) at the Closing valid title to the Shares and the

Tata JV Shares, respectively, free and clear of all Liens (other than Liens imposed under federal, state or foreign securities laws and Liens imposed solely due to actions of Purchaser). Except for the Shares and any interest in a Transferred Entity held by another Transferred Entity, there are no shares of common stock, preferred stock or other equity interests of any Transferred Entity authorized, reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, stock-based units (performance-based or otherwise), contingent value rights, “phantom” stock or similar securities or rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities, or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Transferred Entity, and no securities evidencing such rights are authorized, issued or outstanding. None of the Transferred Entities has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Entity on any matter.

(b) The shares of capital stock or other equity interests of each Transferred Entity (other than the Transferred Companies) are (i) duly authorized, validly issued, fully paid and nonassessable and (ii) owned by the applicable Transferred Company or other Transferred Entity, free and clear of all Liens, other than Liens imposed under federal, state or foreign securities laws. There is no Liability for, or obligation with respect to, any dividends or distributions declared or accumulated but unpaid with respect to any shares of the capital stock or other equity interests of any Transferred Entity, other than such Liabilities or obligations owed to another Transferred Entity or which shall be terminated prior to Closing pursuant to Sections 5.08, 5.09 and 5.10. Except for any interests held in a Transferred Entity by another Transferred Entity, no Transferred Entity, directly or indirectly, owns or has the right or obligation to acquire any material capital stock or material other equity interest in any other Person.

Section 3.03. Authority Relative to this Agreement. The Sellers have all necessary corporate or similar power and authority, and each of the Sellers has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. This Agreement has been duly and validly executed and delivered by the Sellers, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes, and each Ancillary Agreement, when executed and delivered by the member of the Parent Group party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by Purchaser or its applicable Subsidiaries, will constitute, a valid, legal and binding agreement of the applicable members of the Parent Group, enforceable against such member in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).

Section 3.04. Consents and Approvals; No Violations. (a) No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent or any of its Subsidiaries for the execution, delivery and performance by the Sellers of this Agreement or any Ancillary Agreement or the consummation by the Sellers of the transactions contemplated hereby or thereby, except (i) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Laws; (ii) compliance with any Permits relating to the Business; (iii) such filings with or notices to, or permits, authorizations, registrations, consents or approvals of or from any other Governmental Entities under any other Regulatory Laws as may be required in connection with this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby; or (iv) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Assuming compliance with the items described in Section 3.04(a), the execution, delivery and performance of this Agreement or any Ancillary Agreement by the Sellers and the consummation by the Sellers of the transactions contemplated hereby or thereby (including provision of the services contemplated by the Transition Services Agreement) does not and will not (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of the Sellers or any Transferred Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or payment obligation) under, or require the consent of or notice to any Person under, any of the terms, conditions or provisions of any Contract, material Purchase Order, Permit, Export Control Authorization or other instrument to which any member of the Parent Group (to the extent relating to the Business) or any Transferred Entity is bound, (iii) violate or infringe any Law applicable to the Sellers or to any Transferred Entity or any of their respective properties or assets or (iv) result in the creation or imposition of any Lien upon any of the assets or properties of any Transferred Entity, other than Permitted Liens, except in the case of clauses (ii)-(iv), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.05. Financial Statements; Liabilities. (a) Section 3.05 of the Seller Disclosure Schedule sets forth: the (i) audited combined statement of operations, statement of cash flows, statement of comprehensive income and statements of changes in net investment of the Business for the years ended December 31, 2014, 2013 and 2012 and audited combined balance sheets of the Business as of December 31, 2014 and December 31, 2013; and (ii) unaudited combined interim statements of operations, statement of cash flows, and statement of comprehensive income, for the three months ended March 31, 2014 and March 31, 2015 and an unaudited combined balance sheet of the Business as of December 31, 2014 and March 31, 2015 (the items referred to in clause (i), with any notes thereto, being herein collectively referred to as the “Audited Financial Statements”; the items referred to in clause (ii), with any notes thereto, being herein collectively referred to as the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Business Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, the combined financial position and the combined results of operations, cash flows, comprehensive income and changes in net investment of the Business, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein. The Interim Financial Statements have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, the combined financial position and the combined results of operations, cash flows, and comprehensive income of the Business, as of the respective date thereof or the period then ended, subject to normal and recurring year-end adjustments and the absence of certain footnote disclosures, in each case except as may be noted therein.

(b) There are no Liabilities of any of the Transferred Entities or arising out of the conduct of the Business other than those that (i) are reflected or reserved against on the Business Financial Statements or otherwise specifically disclosed in this Agreement (including in the Seller Disclosure Schedule); (ii) have been incurred in the ordinary course of business of the Transferred Entities since the date of the most recent balance sheet included in the Business Financial Statements; (iii) are contemplated by this Agreement; (iv) have been discharged or paid off in full; or (v) would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole.

Section 3.06. Absence of Certain Changes or Events. Except as contemplated by this Agreement (including the Pre-Closing Restructuring), (a) since December 31, 2014, and through the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practice, (b) since December 31, 2014, there has not occurred any event, change, development or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect and (c) since December 31, 2014, and through the date of this Agreement, none of the Transferred Entities has, and solely with respect to the conduct of the Business, no member of the Parent Group has, taken or agreed to take any action that, if taken during the period from the date of this Agreement through the Closing without Purchaser’s consent, would constitute a breach of Section 5.04(a)(E)(2), Section 5.04(a)(E)(3), Section 5.04(a)(I), Section 5.04(a)(N), 5.04(a)(F)(7) or Section 5.04(a)(Q) (to the extent such Section 5.04(a)(Q) relates to the foregoing sections).

Section 3.07. Litigation. As of the date of this Agreement, (i) there is no Action pending against any Transferred Entity before any Governmental Entity and (ii) to the Knowledge of Parent, there is no (A) Action threatened in writing against any Transferred Entity by any Governmental Entity or (B) formal investigation by any Governmental Entity pending or threatened in writing against any Transferred Entity or arising out of the Business, except in the case of each of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material

Adverse Effect. As of the date of this Agreement, no Transferred Entity or any of its assets or properties is (and the Business is not) subject to any outstanding Order, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.08. Compliance with Laws. (a) Excluding Environmental Laws and any Order issued by a Governmental Entity arising under Environmental Laws that are the subject of Section 3.14, (i) none of the Transferred Entities or, solely with respect to the conduct of the Business, any member of the Parent Group, is, or since July 19, 2012 has been, in violation of any Law or Order issued by a Governmental Entity applicable to it, its assets or properties or the conduct of the Business and (ii) as of the date hereof, neither Parent nor any of its Subsidiaries has, since July 19, 2012, received any written notice alleging, or, to the Knowledge of Parent, been threatened in writing to be charged with, any such violation, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole, since July 19, 2010, (i) neither Parent nor any of its Subsidiaries has violated, in connection with or relating to the Business, any applicable Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and the U.K. Bribery Act 2010 (all such Laws, “Anticorruption Laws”), (ii) to the Knowledge of Parent, no director, officer, agent, employee, representative, consultant or other Person acting for or on behalf of Parent or any of its Subsidiaries or any Business Joint Venture has, in connection with or relating to the Business, violated any Anticorruption Law, (iii) through the date hereof, neither Parent nor any of its Subsidiaries has, in connection with or relating to the Business, received any written notice, internally (to the extent the applicable allegations were verified through Parent’s C360 System) or from a Governmental Entity, alleging any such violation of any Anticorruption Law and (iv) Parent and its Subsidiaries have, in connection with the Business, maintained, and undertaken reasonable efforts to comply with and enforce, policies and procedures designed to ensure compliance by Parent and its Subsidiaries and their respective directors, officers, employees and agents with Anticorruption Laws and Sanctions, in each case in connection with the Business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole (with respect to employees (other than officers or directors) or agents, as informed by periodic screening at hiring or contracting), none of the Transferred Entities, nor any director, officer, employee or agent of the Transferred Entities is an individual or entity that is: (i) the subject of any sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. State Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), (ii) located, operating, organized, or resident in a country or territory that is the subject or target of Sanctions (including Crimea, Cuba, Iran, North Korea, Sudan, and Syria) (a “Sanctioned Country”) or (iii)

owned or controlled by such Person or Persons in clauses (i) or (ii). The Sellers will not use the proceeds of the Sale hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, to fund, finance or facilitate any activities, business or transaction of or with any Person or in any country or territory in violation of applicable Sanctions (it being understood that no breach of the representation contained in this sentence shall be deemed to occur to the extent that there is no reasonable connection between such funding, financing or facilitation and the proceeds of the Sale). Except as would not be material to the Transferred Entities and the Business, taken as a whole, the Transferred Entities and the members of the Parent Group (to the extent relating to the Business) are, and since July 19, 2010 have been, in compliance with, and have not been penalized for or, through the date hereof, been under formal investigation by a Governmental Entity with respect to and, to the Knowledge of Parent, have not, through the date hereof, been threatened in writing by a Governmental Entity to be charged with or given written notice of any violation by a Governmental Entity of, any applicable Sanctions.

Section 3.09. Permits. Except with respect to Business Environmental Permits that are the subject of Section 3.14(b), the Transferred Entities (a) hold all Permits necessary for the conduct of the Business (the “Transferred Company Permits”) and (b) hold or have the right to utilize all Export Control Authorizations necessary for the conduct of the Business, except for failures to hold such Transferred Company Permits or Export Control Authorizations that would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole. Except where the failure to so comply would not reasonably be expected to have a Business Material Adverse Effect, (a) the Transferred Entities are in compliance with the terms of the Transferred Company Permits and (b) the Transferred Entities or the applicable member of the Parent Group (to the extent related to the Business) are in compliance with the terms of such Export Control Authorizations and, as of the date hereof, each such Export Control Authorization is valid, subsisting and in full force and effect.

Section 3.10. Employee Benefit Plans. (a) Section 3.10(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each (i) Transferred Entity Benefit Plan covering Service Providers located within a Material Employee Jurisdiction, (ii) material Seller Benefit Plan and (iii) Multiemployer Plan to which any Transferred Entity contributes for the benefit of a Service Provider, and identifies whether it is a U.S. Transferred Entity Benefit Plan, International Transferred Entity Benefit Plan, U.S. Seller Benefit Plan or International Seller Benefit Plan. The Sellers have made available to Purchaser the summary plan description for each material Seller Benefit Plan. The Sellers have made available to Purchaser true and complete copies of each Transferred Entity Benefit Plan covering Service Providers located within a Material Employee Jurisdiction (or the current prospectus or summary plan description, if such plan is not written) and all amendments thereto, and, as applicable: (A) summaries of material modifications; (B) the most recently prepared actuarial reports and financial statements; and (C) all material documents and correspondence relating thereto received from or provided to the IRS, the National Labor Relations Board (the “NLRB”) or the Pension Benefit Guaranty Corporation (the “PBGC”) during the two years prior to the date hereof.

(b) Except, with respect to any Seller Benefit Plan, as would not reasonably be expected to result in a material liability to any Transferred Entity, (i) each Seller Benefit Plan and Transferred Entity Benefit Plan is and has been operated and maintained in material compliance with its terms and ERISA, the Code and other applicable Laws, (ii) no material Action (other than routine claims for benefits) is pending against or involves or, to the Knowledge of Parent, is threatened against or threatened to involve, any (A) Transferred Entity Benefit Plan or (B) any Seller Benefit Plan with respect to any Service Providers before any arbitrator or any Governmental Entity, (iii) all material contributions, premiums and payments that are due with respect to (x) any Service Provider under any Seller Benefit Plan and (y) any Transferred Entity Benefit Plan have been made within the time periods prescribed by the terms of such plan and applicable Law and (iv) all material contributions, premiums and payments (other than, if applicable, any payment not yet due pursuant to an intercompany reimbursement arrangement) with respect to (x) any Service Provider under any Seller Benefit Plan or (y) any Transferred Entity Benefit Plan for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Business Financial Statements or disclosed in the notes thereto.

(c) No Transferred Entity Benefit Plan is a plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and there is no liability under Title IV of ERISA with respect to any Transferred Entity participating in a Seller Benefit Plan that could reasonably be expected to become a liability of a Transferred Entity, Purchaser or any of its Affiliates following the Closing Date solely as a result of this Agreement or the consummation of the transactions contemplated hereby. None of the assets of any Transferred Entity are now, nor after the passage of time would they reasonably be expected to be, subject to any lien imposed under Section 303(k) of ERISA or Section 430(k) of the Code by reason of a failure of any Transferred Entity or any of their ERISA Affiliates (or any predecessor of any such entity) to make timely installments or other payments required under Section 412 of the Code to a Seller Benefit Plan subject to Title IV of ERISA. From and after the Closing Date, Purchaser and its Affiliates will receive the benefit of any funds that are set aside, or held in trust, by the Parent Group for the purpose of funding any accrued liabilities under the International Transferred Entity Benefit Plans, up to the amount of such liabilities, or the amount taken into account in the Business Financial Statements as an asset funding the liabilities under the International Transferred Entity Benefit Plans, if greater.

(d) Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and to the Knowledge of Parent, there are no existing circumstances that would reasonably be expected to adversely affect the qualified status of any such Seller Benefit Plan. No Transferred Entity Benefit Plan is a plan that intended to qualify under Section 401(a) of the Code. No Transferred Entity Benefit Plan has or would reasonably be expected to have any obligation to gross-up, indemnify or otherwise reimburse any Service Provider for any Tax incurred by such Service Provider.

(e) No Seller Benefit Plan for which Purchaser and its Affiliates (including the Transferred Entities) following the Closing would reasonably be expected to have any liability or Transferred Entity Benefit Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Service Provider (other than coverage mandated by applicable Law, including Section 4980B of the Code).

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any (A) Service Provider (to the extent that any Transferred Entity would reasonably be expected to have any liability with respect thereto) or (B) Business Employee to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit under a Transferred Entity Benefit Plan or Seller Benefit Plan, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, (A) any Seller Benefit Plan with respect to any (x) Service Provider (to the extent that any Transferred Entity would reasonably be expected to have any liability with respect thereto) or (y) Business Employee or (B) any Transferred Entity Benefit Plan or (iii) limit or restrict the right of any Transferred Entity, or after the Closing, Purchaser, to merge, amend or terminate any Transferred Entity Benefit Plan.

Section 3.11. Labor Matters. (a) Section 3.11(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each Collective Bargaining Agreement. Neither Parent nor any of its Subsidiaries (including any Seller or any Transferred Entity) has failed to comply in any material respect with the provisions of any Collective Bargaining Agreement, and there are no material grievances (other than individual employee grievances) outstanding against Parent or any of its Subsidiaries (including any Seller or any Transferred Entity) under any such agreement. As of the date hereof, (i) there are no material unfair labor practice complaints pending or, to the Knowledge of Parent, threatened against (x) any Transferred Entity or (y) Parent or any of its Subsidiaries (including any Seller) (to the extent it would reasonably be expected to result in a material liability to any Transferred Entity) before the NLRB or any other Governmental Entity, and (ii) there is no, and during the three (3) years preceding the date of this Agreement there has not been any, material labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of Parent, threatened against or affecting (x) any Transferred Entity or (y) Parent or any of its Subsidiaries (including any Seller) (to the extent it would reasonably be expected to result in a material liability to any Transferred Entity), in each case, with respect to any Service Providers.

(b) Each Transferred Entity is, and has been during the three (3) years preceding the date of this Agreement, in compliance in all material respects with all applicable Laws (other than Tax Laws, which are covered in Section 3.13) relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans and wage payment.

(c) With respect to Service Providers, (i) Parent and its Affiliates (including any Seller (other than the Tata JV Seller) and each Transferred Entity) is, and has been during the three (3) years preceding the date of this Agreement, in compliance in all material respects with WARN and (ii) no Transferred Entity has any material obligations to deliver notices under WARN that are past due.

(d) As of the date of this Agreement, Parent has provided Purchaser a true and complete list of each Key Employee’s (i) employee identification number, (ii) title, (iii)function, (iv) annual salary or wage rate, (v) most recent annual bonus received and current target annual bonus opportunity and (vi) the value of the most recent annual long term incentive awards received and current target annual long term incentive award opportunity, provided that, with respect to any Key Employee who is identified pursuant to Section 1.01(a) of the Seller Disclosure Schedule after the date of this Agreement, Parent shall provide the foregoing information with respect to such Key Employee within five Business Days of being so identified. Five Business Days prior to the Closing Date, Parent will provide Purchaser with an updated version of the information listed in the preceding sentence, updated as of such date. As of the date of this Agreement, to the Knowledge of Parent, no Key Employee has either orally resigned or communicated in writing to the appropriate human resources representative of Parent, any Transferred Entity or his or her applicable employer that he or she intends to resign as a result of the transactions contemplated by this Agreement.

Section 3.12. Real Property. (a) Section 3.12(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, that is complete and accurate in all material respects, of all of the real property owned as of the date hereof by any Transferred Entity (the “Business Owned Real Property”). The Transferred Entities, as applicable, have fee simple or comparable valid title to all Business Owned Real Property, free and clear of all Liens, except Permitted Liens. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (i) neither Parent nor its Subsidiaries (including the Transferred Entities) has, since January 1, 2014 through the date hereof, received written notice of any, and to the Knowledge of Parent, there is no, default under any restrictive covenants affecting the Business Owned Real Property, and (ii) there is no default under, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute a default under, any such restrictive covenants.

(b) Section 3.12(b) of the Seller Disclosure Schedule sets forth a list that is complete and accurate, in all material respects, of all of the material real property leased as of the date hereof by any Transferred Entity (the “Business Leased Real Property”). The Transferred Entities, as applicable, have a leasehold or subleasehold (as applicable) interest in all Business Leased Real Property, free and clear of all Liens, except Permitted Liens and except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c) The plants, buildings, structures and equipment owned by the Transferred Entities are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present uses and, in the case of plants, buildings and other structures (including the roofs thereof), are structurally sound, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(d) Section 3.12(d) of the Seller Disclosure Schedule sets forth any real property owned or leased from a third party landlord by any member of the Parent Group that is used in, and material to, the conduct of the Business.

Section 3.13. Taxes. (a) All material Tax Returns required to be filed by, or with respect to, any Transferred Entity have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes required to be paid by any Transferred Entity have been duly and timely paid or will be duly and timely paid by the due date thereof.

(c) There is no material Tax Proceeding pending or, to the Knowledge of Parent, threatened in writing by any Governmental Entity with respect to any Taxes of any Transferred Entity. No material deficiency for Taxes has been asserted or assessed by any Governmental Entity in writing against any Transferred Entity, except for deficiencies (i) that have been fully satisfied by payment, settled or withdrawn, or (ii) that are being contested in good faith. In the last three (3) years, no written claim has been received from a Governmental Entity in a jurisdiction where any Transferred Entity does not file income, franchise or other material Tax Returns to the effect that such Transferred Entity is or may be subject to taxation by that jurisdiction.

(d) Except in the ordinary course of business consistent with past practice, no Transferred Entity has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension has not since expired.

(e) Each of the Transferred Entities has complied in all material respects with all applicable Laws relating to the collection and withholding of Taxes.

(f) Within the past two (2) years, none of the Transferred Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(g) None of the Transferred Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h) There are no Tax allocation, sharing, indemnification or other similar arrangements (other than any Tax allocation, sharing, indemnification or gross-up provisions contained in ordinary course agreements or arrangements (including, without limitation, supply or other commercial agreements, credit agreements, employment agreements or leases), the principal purpose of which does not relate to Taxes) under which any Transferred Entity would be liable after the Closing for Taxes of any other Person (other than another Transferred Entity).

(i) None of the Transferred Entities (i) has, in the last five (5) years, been a member of an affiliated group filing a combined, consolidated, unitary or other similar group Tax Return (other than an affiliated group of which the common parent is Parent, a Seller (other than the Tata JV Seller) or a Transferred Entity) or (ii) has any Liability for the Taxes of any Person (other than another Transferred Entity or any Person that is a member of the U.S. federal consolidated income tax group of which Parent or any of its Subsidiaries is or was the common parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as a transferee or successor.

(j) None of the Transferred Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Period as a result of (i) any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) required as a result of a change in method of accounting made prior to the Closing, (ii) any written “closing agreement” with a Governmental Entity executed prior to the Closing, (iii) any installment sale or open transaction disposition made prior to the Closing, (iv) any prepaid amounts received prior to the Closing or (v) any election under Section 108(i) of the Code made prior to the Closing.

(k) Section 3.13(k) of the Seller Disclosure Schedule sets forth each Transferred Entity for which an entity classification election pursuant to Treasury Regulation Section 301.7701-3 has been or may be made to be treated as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes (and the type of such election) effective prior to or on the Closing Date and no such election has been or will be made with an effective date after the Closing Date.

(l) For purposes of the Section 338(h)(10) Elections, each of the Section 338(h)(10) Subsidiaries is a member of the affiliated group filing consolidated U.S. federal income Tax Returns of which Parent is the common parent. Neither Parent nor any Seller has taken or agreed to take any action, and, to the Knowledge of Parent, no fact or circumstance exists, that would prevent or impede, or could reasonably be expected to prevent or impede, the making of any of the Section 338(h)(10) Elections.

(m) Each Seller that will transfer shares of a Transferred Company incorporated or organized under the Laws of the United States is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

Section 3.14. Environmental Matters. (a) The Business, the Transferred Entities and each of their respective predecessors and the facilities and operations on any real property currently or formerly owned, leased or operated by the Transferred Entities are and since July 19, 2011 have been in compliance with applicable Environmental Laws and Business Environmental Permits, except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole.

(b) The Transferred Entities possess all material applicable Business Environmental Permits required for the conduct of the Business as conducted on the date hereof. Each such material Business Environmental Permit is valid, subsisting and in full force and effect. No appeals or other proceedings are pending or, to the Knowledge of Parent, threatened with respect to the issuance, terms or conditions of any such Business Environmental Permit. Neither Parent nor any Subsidiary of Parent has received, since July 19, 2010 through the date hereof, any written notice or other written communication from any Governmental Entity or other Person regarding any revocation, withdrawal, non-renewal, suspension, cancellation or termination of any such Business Environmental Permit.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, the Transferred Entities have in place all financial assurances required under or relating to any Environmental Law or Business Environmental Permit.

(d) Neither Parent nor any Subsidiary of Parent nor any Transferred Entity has received since July 19, 2011 through the date hereof, any written notice, request for information, demand, citation or summons alleging or claiming any material Environmental Liability or unresolved material violation of any Environmental Law in relation to the Business, the Transferred Entities or any real property currently or formerly owned, leased or operated by the Business, the Transferred Entities or their respective predecessors.

(e) As of the date hereof, no Action is pending or, to the Knowledge of Parent, threatened that asserts any actual or potential material Environmental Liability, and no material outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law, in each case relating to (i) the Business or the Transferred Entities, (ii) any real property currently owned, leased or operated by the Business or the Transferred Entities or (iii) any real property formerly owned, leased or operated by the Business, the Transferred Entities or their respective predecessors to the extent relating to the Business or the Transferred Entities.

(f) Except as would not reasonably be expected to give rise to any Environmental Liability of any Transferred Entity that would reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, no Environmental Condition exists (i) at, under, on, emanating from or affecting any of the Business Owned Real Property or Business Leased Real Property or any other property or facility now or, to the Historical Knowledge of Parent, previously owned, leased or operated by the Business, any Transferred Entity or any predecessor thereof; or (ii) that would reasonably be expected to require any Remedial Action by or impose any Liability upon any Transferred Entity. “Historical Knowledge of Parent” means to the Knowledge of Parent only for purposes of matters related to any property or facility previously owned, leased or operated by the Business, any Transferred Entity or any predecessor thereof where the Business, any Transferred Entity or any predecessor thereof did not own, lease or operate such property or facility for any ten (10) consecutive year period after July 19, 1975 (excluding any period during which such property was previously owned, leased or operated by a Person prior to such Person becoming a member (pursuant to merger, acquisition or similar transaction) of the United Technologies corporate group), and, for any other property or facility previously owned, leased or operated by the Business, any Transferred Entity or any predecessor thereof, the representation or statement qualified by “Historical Knowledge of Parent” shall be read without any knowledge qualifier.

(g) Prior to the date hereof, the Sellers and the Transferred Entities have delivered to Purchaser or provided Purchaser with access to all Business Environmental Reports possessed or controlled by the Sellers or the Transferred Entities which reports were conducted during the five (5) year period prior to the date hereof or, with respect to any such reports concerning PZL Mielec, during the ten (10) year period prior to the date hereof.

(h) Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in Sections 3.04, 3.05, 3.06(b) and this Section 3.14 are the only representations and warranties given by the Sellers with respect to environmental matters, Environmental Conditions, Environmental Laws, Releases and Regulated Substances, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.15. Material Contracts. (a) Section 3.15(a) of the Seller Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of the following Contracts (other than the Excluded Assets) to which any Transferred Entity is a party to or bound by or that are Parent Business Contracts (all Contracts required to be disclosed on Section 3.15(a) of the Seller Disclosure Schedule, and any lease or sublease of Business Leased Real Property, collectively, the “Business Material Contracts”):

(i) all Contracts pursuant to which any Transferred Entity or member of the Parent Group (to the extent relating to the Business) purchased, in the aggregate, $50,000,000 or more of goods and/or services during the twelve (12)-month period immediately preceding December 31, 2014;

(ii) all Contracts containing a minimum sales commitment for the Business to sell during the twelve (12)-month period immediately following, or pursuant to which the Business has sold during the twelve (12)-month period immediately preceding, December 31, 2014, in the aggregate, $50,000,000 or more of goods and/or services;

(iii) any Contract containing any future capital expenditure obligations of the Transferred Entities or in respect of the Business in excess of $20,000,000;

(iv) any material Contract relating to a Business Joint Venture;

(v) any Contract relating to the acquisition or disposition of any business, assets (other than assets acquired in the ordinary course of business consistent with past practices) or capital stock or other equity interests of any Person (whether by merger, sale of stock, sale of assets or otherwise) under which any Transferred Entity has any remaining obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation or any remaining material indemnification obligations;

(vi) any Contract containing covenants that restrict or limit in any material respect the ability of the Transferred Entities to compete in any business or with any Person or in any geographic area;

(vii) (A) any Contract pursuant to which any of the Transferred Entities or member of the Parent Group (to the extent relating to the Business) receives a license, or covenant not to be sued under, or is otherwise permitted by a third party to use, any material Intellectual Property (other than any “shrink wrap,” “commercially available software package” or “click through” licenses that are generally available on non-discriminatory pricing terms ) or (B) any Contract pursuant to which a third party licenses, or receives a covenant not to be sued under, any material Intellectual Property from any of the Transferred Entities or member of the Parent Group (to the extent relating to the Business) other than non-exclusive licenses granted to customers of the Business in the ordinary course of the Business consistent with past practice;

(viii) any Contract for the development or acquisition of any Intellectual Property material to the Business and the Transferred Entities, taken as a whole (other than any Contracts required to be scheduled pursuant to clause (vii) above); and

(ix) any Contract relating to or evidencing third-party Indebtedness of the type descried in clause (a) or clause (b) of the definition of Indebtedness that, in each case, has an aggregate outstanding principal amount in excess of $10,000,000.

Any and all amendments (as of the date hereof) to the Business Material Contracts or any other Contracts listed in the Seller Disclosure Schedule have been provided or made available (prior to 12:00 p.m., New York City time, on July 19, 2015) to Purchaser or to Purchaser’s outside counsel on an outside counsel only basis prior to the date hereof, as set forth on Section 3.15(a) of the Seller Disclosure Schedule under the heading “Contract Locations”.

(b) Except as would not reasonably be expected to have a Business Material Adverse Effect, (i) each Business Material Contract and each Purchase Order that would have been required to be disclosed on Section 3.15(a) of the Seller Disclosure Schedule (but for the exclusion of Purchase Orders from the definition of “Contract”) is a legal, valid and binding obligation of a Transferred Entity or member of the Parent Group, as applicable, and is in full force and effect and, to the Knowledge of Parent, is a legal, valid and binding obligation of each counterparty thereto. No member of the Parent Group and none of the Transferred Entities or, to the Knowledge of Parent, any other party thereto, is in breach of, or in default under, any such Business Material Contract or Purchase Order, and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute such a breach or default thereunder by any Transferred Entity or any member of the Parent Group, or, to the Knowledge of Parent, any other party thereto, except for such breaches and defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. True and complete, in each case in all material respects, copies, as at the date hereof, of each such Business Material Contract (other than Contracts that do not deviate in any material respect from the standard forms made available to Purchaser prior to the date hereof) have been made available to Purchaser prior to the date hereof. As of the date hereof, no member of the Parent Group nor any Transferred Entity has received written notice of material default or termination (other than expirations in accordance with the terms of the applicable contract) with respect to any Business Material Contract.

(c) Except as set forth on Section 3.15(c) of the Seller Disclosure Schedule, as of the date hereof, there is no Contract to which any member of the Parent Group is a party (and no Transferred Entity is a party) pursuant to which the Business obtains any “product” (as such term is customarily used by the Business) (e.g., fabrications, materials, composites, components, hardware, machined parts, engineered items, electronics or special product processes that are part of, used in the manufacture of, or sold together with, any products of the Business) that is material to the Transferred Entities and the Business, taken as a whole (other than any applicable Parent Business Contract or Contract that is the subject of Section 3.17).

Section 3.16. Intellectual Property. (a) Section 3.16(a) of the Seller Disclosure Schedule sets forth a list that is true and complete, excluding the UTC Names, of each registration of Intellectual Property and applications therefor that is owned by the Transferred Entities as of the date of this Agreement (“Registered Intellectual Property”).

(b) Except as otherwise set forth on Section 3.16(b) of the Seller Disclosure Schedule, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (i) except for Subject Inventions (as defined by Federal Acquisition Regulation 48 C.F.R. 27.301, NASA Federal Acquisition Regulation Supplement 48 C.F.R. 1827.301, or other applicable U.S. or foreign governmental regulation), the Transferred Entities solely and exclusively own (except for Intellectual Property jointly owned with a member of the Parent Group pursuant to the Intellectual Property Agreement) all Intellectual Property owned by such Transferred Entity (the “Owned Intellectual Property”), and in each case free and clear of all Liens except for Permitted Liens and (ii) to the Knowledge of Parent, no Transferred Entity has received any written notice within the six (6)-year period prior to the date of this Agreement that the conduct of the Business as conducted as of the date of this Agreement infringes, misappropriates or otherwise violates the Intellectual Property of any third party.

(c) Immediately following the Closing, taking into account and giving effect to the Ancillary Agreements, the Transferred Entities will own or will be licensed or otherwise possess valid and sufficient rights to use all Intellectual Property that is necessary for the conduct in all material respects of the Business as conducted as of the date of this Agreement and as of the Closing. To the Knowledge of Parent, the PW GTF Intellectual Property (as defined in the Intellectual Property Agreement) is not used in or necessary for the conduct of the Business in any material respect as conducted as of the date hereof.

(d) Except as set forth on Section 3.16(d) of the Seller Disclosure Schedule, (i) as of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, there are no pending or, to the Knowledge of Parent, any threatened Actions (A) alleging that the operation of the Business infringes, misappropriates or otherwise violates the Intellectual Property of any third party, or (B) challenging the ownership, possession, use, validity or enforceability of any Owned Intellectual Property, or the registerability of any Registered Intellectual Property, in each case, other than ordinary course and routine office actions and other similar proceedings that may be pending before the United States Patent and Trademark Office or its foreign equivalents, and (ii) to the Knowledge of Parent, except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (X) the conduct of the Business as currently and formerly conducted, and the products, processes and services of the Transferred Entities, have not infringed, misappropriated or otherwise violated, and do not infringe, misappropriate or otherwise violate, the Intellectual Property of any third party, and (Y) no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(e) Except as set forth on Section 3.16(e) of the Seller Disclosure Schedule, except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (i) the Registered Intellectual Property has not been adjudged invalid or unenforceable by any court of competent jurisdiction, and (ii) to the Knowledge of Parent, the Registered Intellectual Property is valid and enforceable, or to the extent such items are applications, are pending without challenge, in each case, other than ordinary course and routine office actions and other similar proceedings that may be pending before the United States Patent and Trademark Office or its foreign equivalents.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (i) the Transferred Entities have implemented reasonable policies and procedures and, to the Knowledge of Parent, have taken commercially reasonable steps, to maintain and protect the Owned Intellectual Property, including (A) for Registered Intellectual Property, payment of applicable maintenance or similar fees and filing of statements of use with the applicable Governmental Entities, and (B) steps necessary to protect and preserve the confidentiality of all trade secrets and other confidential information included in the Owned Intellectual Property, and (ii) none of the material trade secrets or other material confidential information included in the Owned Intellectual Property have been disclosed other than to employees, consultants, representatives and agents, and suppliers, customers and other business partners of the Transferred Entities, all of whom are bound by appropriate confidentiality obligations or non-disclosure agreements.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (i) the Transferred Entities have appropriate procedures in place designed to provide that Intellectual Property conceived or developed by employees in the course of performing product development duties for the Transferred Entities, and by third parties performing research and development with respect to products for the Transferred Entities, vest in, or have been and are required to be assigned to Transferred Entities, as applicable, and (ii) to the extent that any Intellectual Property material to the Transferred Entities and the Business, taken as a whole, has been generated by any Person (including any current or former employee, consultant or contractor of any Transferred Entity, Parent or any Affiliate of Parent) engaged in research and development activities for the Transferred Entities or in respect of the Business, one of the Transferred Entities has an agreement or similar legal obligation with such Person with respect thereto.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (i) as of the date hereof and during the three (3) years prior to the date hereof, the IT Assets are and have been fully functional and operate and perform and have operated and performed in a manner that permits the Transferred Entities to conduct the Business as currently conducted, (ii) the Transferred Entities have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity, operation and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption and (iii) as of the date hereof, since January 1, 2014, to the Knowledge of Parent, there has been no unauthorized use, access, interruption, modification or corruption of any IT Assets.

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, the Transferred Entities have taken commercially reasonable measures to protect and limit the disclosure to, use by and license rights granted to, Governmental Entities in and to any Owned Intellectual Property that was not created, developed or reduced to practice, or is not being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract between the Transferred Entities and any Governmental Entity or Governmental Entity affiliated entity, or university, college or other educational institution or (ii) using any funding or facilities of any Governmental Entity or Governmental Entity affiliated entity, or university, college or other educational institution.

(j) Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in Section 3.03, Section 3.04, Section 3.05(b), Section 3.06, Section 3.07, Section 3.08(a), Section 3.13, Section 3.15, this Section 3.16, and Section 3.23 are the only representations and warranties given by the Sellers under this Agreement with respect to Intellectual Property, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

(k) To the extent that any member of the Parent Group has agreed to create, develop or reduce to practice for any Transferred Entity any Intellectual Property material to the Transferred Entities and the Business, taken as a whole, such member of the Parent Group has done so pursuant to a written agreement (including, as applicable, agreement terms prescribed in corporate policies), and to the Knowledge of Parent, no Intellectual Property material to the Transferred Entities and the Business, taken as a whole, has been (or is being) created, developed or reduced to practice pursuant to joint funding by any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, other than pursuant to a written agreement (including, as applicable, agreement terms prescribed by corporate policies) between such Transferred Entity and such member of the Parent Group jointly funding such Intellectual Property.

(l) To the Knowledge of Parent, Schedule 1.2(b) of the Intellectual Property Agreement sets forth all Negotiated Agreements (as such term is defined in the Intellectual Property Agreement) material to the Transferred Entities and the Business, taken as a whole.

Section 3.17. Intercompany Arrangements; Intercompany Accounts. Except for Contracts that are not material to the Transferred Entities and the Business, taken as a whole, and other than any Contracts to provide the products or services that are to be provided in accordance with an Ancillary Agreement, (a) Section 3.17 of the Seller Disclosure Schedule sets forth a correct and complete list as of the date hereof of all Contracts between or among any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, pursuant to which the Business obtains any “product” (as such term is customarily used by the Business) (e.g., fabrications, materials, composites, components, hardware, machined parts, engineered items, electronics or special product processes that are part of, used in the manufacture of, or sold together with, any products of the Business). Except as expressly set forth in the UTAS/Sikorsky Wrap Agreement or in another Ancillary Agreement, all pricing terms of the Contracts listed on Section 5.10 of the Seller Disclosure Schedule are substantially the same as the pricing terms in effect in respect of such Contracts during the one-year period prior to the date hereof, except for pricing adjustments occurring within such one-year period in the ordinary course of business consistent with past practice, and during such one year period, no member of the Parent Group has intentionally and adversely modified in any material respect any other term or condition of any such Contract (from the perspective of the Business) to be more favorable to the Parent Group or less favorable to the Business, in each case in anticipation of or in connection with the separation process that resulted in the Sale.

Section 3.18. Brokers. Except for J.P. Morgan Securities LLC, whose fees and expenses will be paid by Parent or its Subsidiaries (other than any Transferred Entity), no broker, finder, investment banker or other intermediary is entitled to any brokerage, finder’s or other fee or commission from Parent or any of the Transferred Entities in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.19. Sufficiency of Assets. At the Closing, (a) taking into account and giving effect to all of the Ancillary Agreements (with respect to the Transition Services Agreement, taking into account only those services set forth on Schedule 1 thereto as of the date hereof and any other services of a transitional nature customarily provided in connection with divestitures of a nature similar to the Sale whether or not covered by Schedule 1 of the Transition Services Agreement, but also taking into account services specifically excluded in Section 1.1(d) of the Transition Services Agreement and any service designated as an “excluded service” on Schedule 1 of the Transition Services Agreement), and (b) assuming all consents, authorizations, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained, the Transferred Entities will own or have the right to use (including by means of ownership of rights to use pursuant to licenses or other Contracts) all of the assets, properties and rights (excluding the Excluded Assets) necessary to conduct in all material respects the Business as conducted as of the date of this Agreement.

Section 3.20. Suppliers. Section 3.20 of the Seller Disclosure Schedule sets forth a complete and accurate list of the ten (10) largest suppliers (other than any Transferred Entity) of materials, products or services to the Business (measured by the aggregate dollar amount purchased from all such suppliers) during the twelve (12) months ended June 30, 2015. Since January 1, 2015 through the date hereof, none of such suppliers has terminated its relationship (other than the expirations in accordance with the terms of the applicable contract) with the Business in any material respect or, to the Knowledge of Parent, notified any member of the Parent Group or any Transferred Entity in writing of any intention to so terminate its relationship with the Business.

Section 3.21. Customers. Section 3.21 of the Seller Disclosure Schedule sets forth a complete and accurate list of the names of the ten (10) largest customers of the Business, measured by the aggregate dollar amount of products, goods and services purchased from the Business during the twelve (12) months ended December 31, 2014 (collectively, the “Customers”). Since January 1, 2015 through the date hereof, none of the Customers has (a) terminated its relationship with the Business in any material respect or (b) to the Knowledge of Parent (i) notified any member of the Parent Group or any Transferred Entity in writing of any intention to terminate its relationship (other than the expirations in accordance with the terms of the applicable contract) or (ii) otherwise cancelled (excluding deferrals) a material order from or similar commitment to the Business in any material respect (other than cancellations that have subsequently been rescinded or where new orders have subsequently been placed that result in the net effect of such cancellations (after taking into consideration such new orders) not being material).

Section 3.22. Government Contracts; Government Bids. (a) As of the date hereof, with respect to each Government Contract, and each Government Bid that, if accepted, would result in a Government Contract, to which any Transferred Entity is a party, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole, (i) since January 1, 2012, each Transferred Entity has complied and is in compliance, with all requirements of all Laws pertaining to such Government Contract or Government Bid; (ii) to the Knowledge of Parent, all representations and certifications made by any Transferred Entity, since January 1, 2012, set forth in such Government Contract or Government Bid were complete and correct as of their effective date; (iii) since January 1, 2012, neither the United States government nor any prime contractor has notified any Transferred Entity in writing that any Transferred Entity has breached or violated any Law pertaining to such Government Contract or Government Bid, and (iv) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect or, to the Knowledge of Parent, currently threatened in writing pertaining to such Government Contract.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, none of the Transferred Entities or Principals as defined in Federal Acquisition Regulation 52.209-5 is (or during the three (3) years prior to the date of this Agreement) has been (i) debarred, suspended or excluded from participation in, or the award of, Government Contracts or doing business with any Governmental Entity, (ii) to the Knowledge of Parent, the subject of a finding of non-compliance, nonresponsibility or ineligibility for government contracting, or (iii) to the Knowledge of Parent, currently proposed for, or has been subject to suspension, debarment or exclusion proceedings or threatened suspension, debarment or exclusion proceedings, including requests to show cause, or (iv) for any reason is listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs.

(c) As of the date hereof, there are (i) no outstanding material claims, which do not include Final Decisions that are in litigation, or requests for equitable adjustment against any Transferred Entity or by any Governmental Entity or by any prime contractor, or subcontractor, vendor or other third party arising under or relating to any Government Contract and (ii) no outstanding material disputes between any Transferred Entity and (A) a Governmental Entity arising under the Contract Disputes Act or (B) any prime contractor or subcontractor, vendor or other third party arising under or relating to any such Government Contract or Government Bid.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, (i) the cost accounting system of the Transferred Entities and the associated entries reflected in the financial records of the Transferred Entities with respect to Government Contracts and Government Bids are (and since January 1, 2012 have been) in compliance with Law, and has not been determined by the United States government’s Defense Contract Audit Agency or Defense Contract Management Agency to be inadequate for accumulating and billing costs under Government Contracts and (ii) since January 1, 2012, to the

Knowledge of Parent, there has been no (A) finding of fraud or any claim of any liability as a result of defective pricing, labor mischarging or improper payments on the part of the Business; (B) no cost incurred by any Transferred Entity has been formally questioned, challenged, or disallowed, nor is any such cost the subject of any investigation, other than routine audit, by a Governmental Entity; and (C) no money due to any Transferred Entity pertaining to such Government Contract has been withheld or offset nor has any claim been made to withhold or offset money, and, subject to applicable rate approvals, each Transferred Entity, as applicable, is entitled to all progress payments received with respect thereto.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, as of the date hereof, with respect to the Transferred Entities, (i) to the Knowledge of Parent, as of the date hereof, there are no pending administrative, civil or criminal investigations, subpoenas, or indictments by the United States Department of Justice, Government Accountability Office, Agency Inspector General, Defense Criminal Investigative Service or other Agency Investigative Service, any federal grand jury or any other United States Governmental Entity concerning any Transferred Entity’s Government Contracts within the three (3) years prior to the date hereof, and (ii) no Transferred Entity has made a voluntary disclosure pursuant to 48 CFR 52.203-13 of possible fraud or price mischarging or other violation of Law in connection with its Government Contracts to any Governmental Entity within the three (3) years prior to the date hereof.

Section 3.23. Access Prior to Agreement . Prior to the date of this Agreement, Parent has not provided any documents containing material nonpublic information related to the Business to any potential buyer of the Business that is covered by a Pre-Closing Confidentiality Agreement which information was not provided to Purchaser or its representatives on or prior to May 28, 2015.

Section 3.24. Insurance. (a) Parent has made available to Purchaser prior to the date hereof a listing of all material pending claims (to the extent relating to the Business) as of the date of this Agreement under the Insurance Policies.

(b) Each Insurance Policy is in full force and effect and all premiums payable under such Insurance Policies have been timely paid and Parent has otherwise complied with, in all material respects, the terms and conditions of the Insurance Policies.

(c) Except as otherwise provided in this Agreement or as set forth in the Seller Disclosure Schedule, as of the date hereof, there are no written notifications of any intention to materially modify, terminate, cancel or non-renew the coverage under the Insurance Policies.

(d) “Insurance Policies” means property, casualty, workers compensation and other insurance policies (other than director and officer liability or similar policies) that apply to the Transferred Entities, the Business and current and former employees, officers or directors of the Business, in each case whether provided by a third party insurer, “captive” insurer, self-insured program or fronting arrangement.

Section 3.25. No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3 or any Ancillary Agreement, Purchaser acknowledges that none of the Sellers or any other Person or entity on behalf of the Sellers has made, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Sellers, the Transferred Entities, the Business or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser by or on behalf of the Sellers. Except for the representations and warranties contained in this Article 3 or any Ancillary Agreement, none of the Sellers or any other Person or entity on behalf of the Sellers has made or makes any representation or warranty with respect to any projections, forecasts, estimates or budgets made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Sellers, the Transferred Entities or the Business, whether or not included in any management presentation. Notwithstanding anything herein to the contrary, the provisions of this Section 3.25, shall not apply in the case of, and shall not preclude any claim for, actual fraud with the intent to deceive.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in, or qualified by any matter set forth in, the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), Purchaser hereby represents and warrants to the Sellers as follows:

Section 4.01. Organization and Qualification; Subsidiaries. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Purchaser (i) has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and (ii) is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.02. Authority Relative to this Agreement. Purchaser has all necessary corporate or similar power and authority and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by the Sellers, constitutes, and each Ancillary Agreement, when executed and delivered by Purchaser or its applicable Subsidiaries, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the applicable member of the Parent Group, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Subsidiaries enforceable against Purchaser and/or such Subsidiaries in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03. Consents and Approvals; No Violations. (a) No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Subsidiaries for the execution, delivery and performance by Purchaser and/or its Subsidiaries, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby, except (i) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Laws; (ii) compliance with any Permits relating to the Business; (iii) such filings with or notices to, or permits, authorizations, registrations, consents or approvals of or from any other Governmental Entities under any other Regulatory Laws as may be required in connection with this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby; or (iv) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Assuming compliance with the items described in Section 4.04(a), the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Subsidiaries, as applicable, and the consummation by Purchaser and/or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby does not and will not (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Purchaser or its Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or payment obligation) under, or require the consent of or notice to any Person under, any of the terms, conditions or provisions of any Contract, Permit, Export Control Authorization or other instrument to which Purchaser or any of its Subsidiaries or any of their respective properties or assets are bound, (iii) violate or infringe any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets or (iv) result in the creation or imposition of any Lien upon any of the assets or properties of Purchaser or any of its Subsidiaries, other than Permitted Liens, except, in the case of clauses (ii)-(iv), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.04. Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any Subsidiary thereof before any Governmental Entity, except as would not reasonably be expected to have a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any Subsidiary thereof is subject to any outstanding Order, in each case except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.05. Directorate of Defense Trade Controls Notifications. Purchaser is registered with the Directorate of Defense Trade Controls under 22 C.F.R. Part 122 to engage in the manufacturing, exporting, and/or brokering of defense articles, related technical data and defense services as defined on the United States Munitions List. Purchaser is registered with the Bureau of Alcohol, Tobacco, Firearms and Explosives under 27 C.F.R. Part 447 to engage in importing articles enumerated on the United States Import Munitions List.

Section 4.06. Brokers. Except for Credit Suisse Securities (USA) LLC, whose fees and expenses will be paid by Purchaser or its Subsidiaries, no broker, finder or investment banker or other intermediary is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.07. Financing. Purchaser shall have on the Closing Date and as of the Closing all funds necessary to (a) consummate the Sale and the other transactions contemplated hereby and (b) pay (i) the Purchase Price, (ii) all other cash amounts required to be paid at or in connection with the Closing in connection with the transactions contemplated hereby and by the Ancillary Agreements and (iii) all fees and expenses required to be paid in connection with any financing related to the Sale and the other transactions contemplated hereby and by the Ancillary Agreements. When so required to pay or otherwise perform, as applicable, Purchaser will be able to pay or otherwise perform the obligations of Purchaser or any of its Subsidiaries under this Agreement and the Ancillary Agreements.

Section 4.08. Investment Decision. Purchaser is acquiring the Shares and the Tata JV Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares or the Tata JV Shares. Purchaser acknowledges that the Shares and the Tata JV Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares and the Tata JV Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.09. Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its respective representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective representatives (except the representations and warranties of the Sellers expressly set forth in Article 3 or in the Ancillary Agreements). Purchaser hereby acknowledges that, except as expressly set forth in this Agreement or any Ancillary Agreement, none of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective representatives or any other Person will have or be subject to any liability to Purchaser, its Affiliates or any of their respective representatives or shareholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective representatives of, or Purchaser’s, its Affiliates’ or their respective representatives’ use of, any information relating to the Sellers, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement. Purchaser further acknowledges that no representative of the Sellers, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the Ancillary Agreements and subject to the limited remedies herein provided. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement or in the Ancillary Agreements.

Section 4.10. Certain Matters. Purchaser hereby represents and warrants to the Sellers as set forth on Section 4.10 of the Purchaser Disclosure Schedule.

Section 4.11. No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4 or any Ancillary Agreement, Parent acknowledges that neither Purchaser nor any other Person or entity on behalf of Purchaser has made, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent by or on behalf of Purchaser. Except for the representations and warranties contained in this Article 4 or any Ancillary Agreement, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes any representation or warranty with respect to any projections, forecasts, estimates or budgets made available to Parent of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Subsidiaries, whether or not included in any management presentation. Notwithstanding anything herein to the contrary, the provisions of this Section 4.11, shall not apply in the case of, and shall not preclude any claim for, actual fraud with the intent to deceive.

ARTICLE 5

ADDITIONAL AGREEMENTS

Section 5.01. Access. (a) After the date of this Agreement until the Closing, the Sellers shall (to the extent permitted by applicable Law), except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by Article 7) (i) afford to representatives of Purchaser reasonable access to the offices, properties, employees, and books and records of the Transferred Entities (other than to the extent related to any Excluded Assets), including, to the extent produced in the ordinary course, and subject to applicable Law (A) the Sikorsky “[    ]Q[    ] Earnings Release”, (B) the Sikorsky “Q[    ] 201[    ] Balance Sheet Review” and (C) Sikorsky “Industrial Cooperation / Offset Review”, and to the books, records and employees of members of the Parent Group to the extent relating to the Business or Business Employees, in each case upon reasonable request and reasonable notice, during normal business hours and in accordance with the reasonable procedures established by the Sellers, (ii) instruct the employees, counsel, accountants and other representatives, in each case, as appropriate or relevant, of the Transferred Entities and members of the Parent Group (to the extent relating to the Business) to reasonably cooperate with Purchaser in good faith in connection with the foregoing, (iii) maintain in operation the electronic data room(s) made available by Parent to Purchaser and its representatives in connection with the Sale and continue to provide Purchaser and its representatives with access through such electronic data room(s) to all information contained therein as of the date of this Agreement to the same extent provided prior to the date hereof (for the avoidance of doubt, with no obligation to update the electronic data room(s)). For the avoidance of doubt, notwithstanding anything to the contrary herein, it is understood and agreed that the Tata JV Seller is not required to provide access to the offices, properties, employees or books and records of the Tata JV (except, subject to the limitations set forth in this Section 5.01, to the extent that the Tata JV Seller is rightfully in possession of books and records of the Tata JV and is permitted to disclose such books and records to Purchaser under applicable Law, the joint venture agreement, confidentiality agreements or other documents applicable to the Tata JV).

(b) Purchaser agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under Section 5.01(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business or any other business of Parent and its Subsidiaries. Purchaser and its representatives shall not communicate with any employee of Parent and its Subsidiaries (including any employees of the Transferred Entities) without the prior written consent (including via email) of an authorized employee of Parent (not to be unreasonably withheld); provided, however, that subject to applicable Law, the parties shall establish reasonable protocols for communications between employees relating to pre-Closing integration planning activities and to facilitate the provision of the access rights of Purchaser set forth in Section 5.01(a)). Notwithstanding Section 5.01(a), prior to the Closing Date Purchaser and its representatives shall not conduct any Phase II Environmental Site Assessment or conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility or property of Parent or any of its Subsidiaries, including the Business Owned Real Property or Business Leased Real Property. Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Sellers nor any Transferred Entity nor any of their respective Subsidiaries shall be required to provide access to or disclose (i) personnel records relating to individual performance or evaluation records or medical histories (other than occupational histories) or (ii) information where, upon the reasonable advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any Laws or obligation of confidentiality to a third party. Parent and Purchaser shall endeavor in good faith to make appropriate substitute disclosure arrangements, if practicable and without cost or Liability to Parent, the Sellers or the Transferred Entities, in a manner that does not give rise to any of the circumstances referred to in the preceding sentence. Notwithstanding anything to the contrary contained herein, none of the Sellers shall make available, or cause the Transferred Entities to make available, Business Employee personnel files until after the Closing Date, except that, to the extent reasonably requested by Purchaser, Parent will make available, or cause the Transferred Entities to make available, personnel records for the Key Employees and other select Business Employees prior to the Closing Date (upon the written consent of the relevant Key Employee or Business Employee to the provision of such records; provided, that Parent and the Transferred Entities shall reasonably cooperate with Purchaser to obtain any such consents).

(c) At and after the Closing, except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by Article 7), (i) Purchaser shall, and shall cause its Subsidiaries to, afford the Sellers and their respective representatives, during normal business hours, upon reasonable notice, reasonable access to the books, records and employees of each Transferred Entity to the extent that such access may be reasonably requested by Parent, including in connection with its financial statements, any Action or investigation (including in connection with the matters covered under Section 5.13), any SEC or other Governmental Entity reporting obligations and any other requirement or request of any Governmental Entity, or as reasonably necessary in connection with addressing or resolving any other dispute or issue with any Governmental Entity, including with respect to contract pricing matters and (ii) Parent shall, and shall cause its Subsidiaries to, afford the Purchaser and its Subsidiaries and their respective representatives, during normal business hours, upon reasonable notice, reasonable access to the books, records and employees of Parent and its Subsidiaries to the extent related to the Business or the Transferred Entities (but not to the extent related to any Excluded Asset) and reasonably requested by Purchaser, including in connection with its financial statements, any Action or investigation (including in connection with the matters covered under Section 5.13), any SEC or other Governmental Entity reporting obligations and any other requirement or request of any Governmental Entity, or as reasonably necessary in connection with addressing or resolving any other dispute or issue with any Governmental Entity, including with respect to contract pricing matters; provided, that nothing in this Agreement shall limit any of Purchaser’s, Parent’s or their respective Subsidiaries’ rights of discovery. The terms and conditions of Section 5.01(b) shall apply mutatis mutandis to any access required to be provided pursuant to this

Section 5.01(c). Promptly following the Closing, Parent shall deliver or cause to be delivered to Purchaser a copy of a DVD-ROM or flash drive containing a correct and complete copy of all of the contents, as of the date of this Agreement and any other contents added by Parent after the date hereof (it being understood that Parent is not obligated to add any contents to the electronic data room(s) after the date hereof), of the electronic data room(s) made available to Purchaser in connection with the Sale.

(d) Except for Tax Returns and other documents governed by Section 7.08(c), (i) Purchaser agrees to hold all the books and records of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Parent, and (ii) Parent and its Subsidiaries agree to hold all books and records of the Parent Group to the extent related to the Transferred Entities or the Business (except to the extent related to any Excluded Asset) existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Purchaser; provided, that neither party shall be required to retain such books and records for which the other party has been provided with a copy.

Section 5.02. Confidentiality. (a) The parties expressly agree that, notwithstanding the terms of the Confidentiality Agreement with respect to termination thereof, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing; provided, however, that Purchaser’s obligations under the Confidentiality Agreement shall terminate upon the Closing only in respect of (i) Section 11 and Section 12 of the Confidentiality Agreement (ii) that portion of the Evaluation Materials (as defined in the Confidentiality Agreement) to the extent relating to the Business. The parties expressly agree that, notwithstanding the terms of the Confidentiality Agreement with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following the termination of this Agreement in accordance with its terms.

(b) Except as may otherwise be expressly provided in the Intellectual Property Agreement, for a period of three (3) years from the Closing Date (provided, that with respect to trade secrets of the Business contained in any Sensitive Business Information, the confidentiality obligations in this Section 5.02(b) shall remain in effect for so long as the relevant information remains a trade secret under applicable Law), Parent shall, and shall cause its Subsidiaries to, hold in confidence any nonpublic information that is proprietary and competitively sensitive (“Sensitive Business Information”) to the extent relating to the Business (and not to the business of Parent or any of its Affiliates other than the Business) from and after the Closing; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Subsidiaries from and after the Closing from a third party source that is not known by Parent or its applicable Subsidiaries to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Parent or any of its Subsidiaries, (iii) to the extent used by Parent or any of its Subsidiaries in order to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Subsidiaries, on the one hand, and Purchaser or any of its Subsidiaries, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Subsidiaries without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Subsidiaries is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Subsidiaries is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to assist Purchaser in obtaining a protective order or other appropriate remedy. If such protective order or other appropriate remedy is denied and Parent is nonetheless required to disclose Sensitive Business Information, Parent will furnish only that portion of the Sensitive Business Information that is legally required or requested to be disclosed and will exercise its reasonable efforts, at Purchaser’s expense, to obtain reliable assurance that confidential treatment will be accorded to any such information that is legally required or requested to be disclosed. Effective as of the Closing, Parent hereby assigns (or to the extent another member of the Parent Group is a party to any Pre-Closing Confidentiality Agreement, shall cause such party to assign to Purchaser effective as of the Closing) to Purchaser its rights under each Pre-Closing Confidentiality Agreement solely with respect to the confidential information of the Transferred Entities and the Business and solely if and to the extent such rights under the Pre-Closing Confidentiality Agreements are assignable. As soon as reasonably practicable after the date hereof, Parent shall, to the extent it has the right to do so under the applicable Pre-Closing Confidentiality Agreement, instruct each Person who executed a Pre-Closing Confidentiality Agreement to promptly return or destroy all Sensitive Business Information in the possession of such Person. Prior to the termination of this Agreement, without Purchaser’s prior written consent, Parent shall not, to the extent relating to the Transferred Entities or the Business, release any third party from, or waive, amend or modify any provision of, or grant permission under, any Pre-Closing Confidentiality Agreement.

Section 5.03. Required Actions. (a) Purchaser and the Sellers shall use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Sale as promptly as reasonably practicable, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Sale, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other Regulatory Laws) required to be obtained or made by Purchaser or the Sellers or any of their respective Subsidiaries in connection with the Sale, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and to fully carry out the purposes of this Agreement. Additionally, each of the Sellers and Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions, and shall use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement, in each case subject to the other provisions of this Section 5.03, and shall not, without the prior written consent of the other party, except (i) as expressly required by this Agreement, or (ii) as required by Law:

(A) (1) acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, (2) dissolve, merge or consolidate with any other Person, or (3) enter into a joint venture or other material, non-ordinary course business transaction with any other Person, in each case if such transaction would reasonably be expected to prevent, delay, or impede in any material respect the consummation of the transactions contemplated by this Agreement; or

(B) take any action with the purpose, intent or knowledge (i.e., knowledge that the intended act would reasonably be expected to have the applicable result) of causing any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or with the purpose, intent or knowledge (i.e., knowledge that the intended act would reasonably be expected to have the applicable result) of preventing, delaying or impeding the consummation of the Sale or any other transaction contemplated by this Agreement; or

(C) agree or commit to do or take any of the actions described in Section 5.03(a)(A) or Section 5.03(a)(B).

(b) Prior to the Closing, Purchaser, Parent and the Sellers shall, to the extent not prohibited by applicable Law, each keep the others apprised of the status of matters relating to the completion of the Sale and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.02, to the extent not prohibited by applicable Law, each party shall as promptly as reasonably practicable consult with the other parties to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Sale. Subject to the Confidentiality Agreement, the Joint Defense Agreement and Section 5.02, to the extent not prohibited by applicable Law, each party to this

Agreement shall promptly inform the other parties to this Agreement, and, if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from any Governmental Entity regarding the Sale, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed written or oral communication or submission with any such Governmental Entity. If any party to this Agreement or any representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale, then such party will make, or cause to be made, as promptly as reasonably practicable and after consultation with the other parties to this Agreement, an appropriate response to such request. Purchaser and the Sellers shall not participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale (or make oral submissions at meetings or in telephone or other conversations) or, in connection with any proceeding by a private party regarding the transactions contemplated hereby relating to the HSR Act or any other Competition Laws, with any other Person, unless, to the extent reasonably practicable, it consults with the other party(ies) in advance and, to the extent not prohibited by such Governmental Entity or applicable Law, gives the other party(ies) the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement, Joint Defense Agreement and Section 5.02 and to the extent not prohibited by applicable Law, each party shall furnish the other parties with copies of all correspondence, filings, submissions and communications between it and any such Governmental Entity with respect to this Agreement and the Sale, and furnish the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. The parties agree that materials provided pursuant to this Section 5.03(b) may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns; provided that the obligation to provide copies does not include documentary responses to a request for additional information under the HSR Act. In furtherance and not in limitation of the foregoing, the parties agree to consult and cooperate with one another in connection with any submission by or on behalf of any party hereto in connection with any Competition Laws; provided that Purchaser, after prior, good faith consultation with Parent and after considering in good faith Parent’s views and comments, shall have the principal responsibility for devising and implementing the strategy for satisfying the Competition Law conditions set forth in Section 8.01(a); provided, however, that the consent of each party shall be required prior to the taking of any action (including the failure to take any such action), in connection with satisfying the Competition Law conditions set forth in Section 8.01(a) if such action (or failure to act) would be reasonably likely to delay or impede in any material respect the likelihood of satisfying any such conditions.

(c) Purchaser and Parent shall file, as promptly as practicable, but in any event no later than thirty (30) days after the date of this Agreement, their respective notifications under the HSR Act and any other Competition Laws where the applicants do not customarily submit a draft filing and/or notification to the relevant Governmental Entity, and Purchaser and the Sellers shall file, as promptly as practicable, any other filings and/or notifications under applicable Competition Laws, but in any event, any initial draft notifications of any other filings shall be submitted no later than thirty (30) days after the date of this Agreement. In the event that the parties receive a request for additional information or documentary materials after an initial notification pursuant to the HSR Act or any other Competition Laws, the parties shall use their respective reasonable best efforts to certify substantial compliance with such requests, as applicable, as promptly as practicable within three (3) months after receipt thereof (provided, that the parties shall consult with each other in good faith with respect to the timing of any such certification, and consider in good faith, acting reasonably, the views of the other party as to such timing, including in the context of the optimal strategy in connection with obtaining all necessary approvals so as to permit the Closing to occur in accordance with the terms hereof (including such good faith consultation with respect to, and consideration of, acceleration of such certification within such three (3) month period)) and produce documents on a rolling basis, and counsel for both parties will closely cooperate during the entirety of any such investigatory or review process.

(d) Purchaser and the Sellers shall use their respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale under any Regulatory Law. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Sale as violative of any Regulatory Laws, Purchaser and the Sellers shall jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against such Action by any Governmental Entity to prevent or enjoin the consummation of the Sale and/or (ii) take such action as necessary to overturn such Action by any Governmental Entity to block consummation of the Sale, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale resulting from any such Action; provided that prior to taking any action described in the foregoing clauses (i) and (ii), Parent and Purchaser shall first discuss in good faith whether taking such action is reasonably likely to result in a successful outcome (it being understood that Purchaser and the Sellers shall take the applicable action if Parent so requests following such good faith discussion).

(e) Notwithstanding anything to the contrary in this Agreement, but subject to the remainder of this Section 5.03(e) (including the limitations set forth below), the parties hereto understand and agree that Purchaser’s reasonable best efforts shall include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby and (ii) selling, divesting or otherwise holding separate (including by establishing a trust or otherwise) or disposing of (including by way of an exclusive or non-exclusive license), or taking, causing to be taken or refraining from taking any other action, in the case of each of clause (i) and clause (ii), and otherwise agreeing or committing to do any of the foregoing, with respect to any of Purchaser’s or its Affiliates’ businesses, assets or properties or the businesses, assets or properties of the Transferred Entities or the Business, it being understood that Purchaser’s obligations pursuant to the foregoing clauses (i) and (ii) shall be limited to the following actions:

(A) selling, divesting or disposing of (including by way of an exclusive or non-exclusive license), or the holding separate (including by establishing a trust or otherwise) of, businesses, product lines or assets of (1) MST (but, for the avoidance of doubt, no other businesses, product lines or assets of Purchaser and its Subsidiaries, except MST’s and Purchaser’s obligations shall include (x) licensing, or causing the licensing, of intellectual property owned or controlled by Purchaser or its Affiliates used or planned or proposed (but not rejected by Purchaser) to be used on future programs contemplated by Purchaser or its Affiliates as reflected in the Long Range Plans of Purchaser or its Affiliates effective as of the date hereof or at or prior to Closing (“MST Intellectual Property”) (including up to a perpetual, irrevocable, fully-paid, non-exclusive, world-wide license providing for a field of use sufficient to allow the purchaser or licensee to operate the applicable MST businesses, product lines and assets in the manner operated by MST at the time of divestiture, and to pursue and perform on any future programs of a substantially similar nature) and (y) de minimis assets to effectively accomplishing a transaction otherwise required by this clause (A)(1)), and (2) the Transferred Entities or Business (clauses (A)(1) and (2) collectively, an “Asset Disposal”), except that Purchaser shall have no obligation to sell, divest, hold separate or dispose of businesses, product lines or assets to the extent generating revenues in excess of $650 million in the aggregate with respect to the foregoing clauses (A)(1) and (2) for the fiscal year ended December 31, 2014, and except that Purchaser shall not be required to take any such action with respect to the X2 technology or its applications from the Transferred Entities or the Business, without regard to the revenues associated with that technology;

(B) accepting behavioral limitations, conduct restrictions or similar commitments that limit freedom of action or result in the voiding, elimination or release of any rights in respect of businesses, product lines or assets of (1) MST (but, for the avoidance of doubt, no other businesses, product lines or assets of Purchaser and its Subsidiaries, except Purchaser shall agree to behavioral limitations, conduct restrictions or similar commitments with respect to MST Intellectual Property), and (2) the Business or the Transferred Entities (excluding in each case, for the avoidance of doubt, any Asset Disposal, which is the subject of the foregoing clause (A)), except as would, individually or in the aggregate, when aggregated with any Asset Disposal and any actions required to be taken pursuant to the following clause (C), reasonably be expected to have a “material adverse effect” on the Business and the Transferred Entities, taken as a whole, or MST (with “material adverse effect,” for purposes of this clause (B), being measured in relation to the size of the Business and Transferred Entities, taken as a whole); provided, however, that the exercise by a third party of a pre-existing to the date hereof right to terminate, or the voiding, elimination or termination of exclusivity rights by a third party pursuant to a pre-existing to the date hereof right to terminate such rights in, any teaming agreement shall not constitute, or be considered in the calculation of, a material adverse effect for purposes of this section; and

(C) accepting behavioral limitations, conduct restrictions or similar commitments that limit freedom of action or result in the voiding, elimination or release of any rights in respect of any business segment of Purchaser (as set forth in Purchaser’s Form 10-K for the year ended December 31, 2014), other than the MST segment (it being agreed that for these purposes the Business and Transferred Entities will be considered part of the MST segment) (excluding in each case, for the avoidance of doubt, any Asset Disposal, which is the subject of the foregoing clause (A), and any limitations, restrictions or commitments which are the subject of the foregoing clause (B)), except as would, individually or in the aggregate, reasonably be expected to be material to any product category or capability material to such business segment, it being agreed that none of (1) integrating the Business or Transferred Entities into a business segment of Purchaser and its Subsidiaries other than Purchaser’s MST business segment, (2) deploying and instituting firewalls between any of Purchaser’s and its Subsidiaries’ business units or segments or lines of business (including the Business or Transferred Entities) and (3) acting as a non-discriminatory merchant supplier of components or other products of the businesses, product lines or assets of Purchaser and its Subsidiaries (including the Business or Transferred Entities) would be material (each condition and action described in clause (e)(i) or (e)(ii) that Purchaser is expressly not required to accept or take after giving effect to the foregoing exceptions, shall be deemed to be a “Burdensome Condition”); provided that, for all purposes of determining whether a Burdensome Condition has occurred, (I) impacts on the synergies or other benefits expected to be realized from the Sale will not be taken into account and (II) impacts on the Business, the Transferred Entities, Purchaser or any of its Subsidiaries will be aggregated.

Notwithstanding anything to the contrary in this Section 5.03 or otherwise, Purchaser (a) shall have the right to choose which action(s) it will take in order to comply with its obligations in this Section 5.03(e) (e.g., if Purchaser’s obligations under this Section 5.03(e) require Purchaser to divest one business line or another business line at the election of Purchaser, then Purchaser shall be entitled to elect which business line it would divest), and (b) shall have the right to choose when to offer to take any action(s) to comply with its obligations in this Section 5.03(e); provided, that, subject to Purchaser having the reasonable opportunity to make proposals and discuss alternatives with applicable Governmental Entities, such actions are taken in time to enable the Closing to occur as promptly as reasonably practicable. For the avoidance of doubt, no actions taken pursuant to this Section 5.03(e) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred. Parent (i) shall not take or agree to take any action identified in clause (a) or (b) of the second preceding sentence without the prior written consent of Purchaser and (ii) if so requested by Purchaser, Parent shall use its reasonable best efforts to take or agree to take any such identified action; provided, that notwithstanding anything herein to the contrary, the Sellers shall not be obligated to take or agree or commit to take any action (A) that is not conditioned on the Closing or (B) that relates to any business, operations, assets, liabilities, product lines or Subsidiaries not to be acquired by Purchaser pursuant to and in accordance with the terms and conditions of this Agreement.

(f) Purchaser agrees to use its reasonable best efforts to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the Sale is consummated, Purchaser shall be responsible for all filing fees and legal, economist and other professional fees payable to any third party or any Governmental Entity in order to obtain any consents, approvals or waivers pursuant to this Section 5.03, other than the fees of and payments to Parent’s and the Sellers’ legal and professional advisors.

Section 5.04. Conduct of Business. (a) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise expressly contemplated by this Agreement (including any actions, elections or transactions undertaken pursuant to the Pre-Closing Restructuring), (ii) as required by Law, (iii) to the extent relating to any Excluded Assets (and not otherwise having a more than de minimis adverse effect on the Business), (iv) as disclosed in Section 5.04 of the Seller Disclosure Schedule or (v) as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall cause the Transferred Entities and each member of the Parent Group (with respect to the Business) to:

(A) conduct their respective businesses in the ordinary course of business consistent with past practice;

(B) use reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present senior officers and key employees and preserve the goodwill and business relationships with customers and others having business relationships with them;

(C) not (1) amend the Transferred Entities’ certificates of incorporation or by-laws or equivalent organizational documents, (2) split, combine or reclassify their outstanding capital stock, or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except, in the case of clauses (2) and (3), as may facilitate the elimination of intercompany accounts or arrangements (or the extraction of Cash) contemplated by Section 5.08, Section 5.09 or Section 5.10);

(D) other than to a Transferred Entity, not issue, sell, pledge, transfer or dispose of, or agree to issue, sell, pledge, transfer or dispose of, any shares of capital stock or other equity interest of any Transferred Entity, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or other equity interests or any debt or equity securities which are convertible into or exercisable or exchangeable for such capital stock or other equity interests

(except for issuances of shares by wholly-owned Transferred Entities to their wholly-owned direct parent entities in connection with the elimination of intercompany accounts or arrangements (or the extraction of Cash) contemplated by Section 5.08, Section 5.09 or Section 5.10);

(E) except for transactions among any of the Transferred Entities in the ordinary course, not (1) incur in excess of $25,000,000 of third party (as opposed to intercompany indebtedness to be cancelled or otherwise terminated pursuant to the terms of Section 5.08, Section 5.09 or Section 5.10) indebtedness for borrowed money in the aggregate outstanding at any time, (2) make any acquisition of any assets, product lines or business in excess of $20,000,000, individually or in the aggregate, other than (x) acquisitions of raw materials, inventory, supplies and similar components or other assets in the ordinary course of business and (y) acquisitions of businesses, product lines or assets already contracted by Parent, a Seller or any Transferred Entity in the ordinary course of business or pursuant to a Contract or Purchase Order made available to Purchaser prior to the date hereof, or (3) sell, pledge, dispose of, permit the incurrence of or subject to any Liens (other than Permitted Liens) any material assets, product lines or businesses in excess of $20,000,000, individually or in the aggregate, other than (x) sales or other dispositions of inventory and similar assets in the ordinary course of business and (y) sales or dispositions of businesses, product lines or assets already contracted by Parent, a Seller or any Transferred Entity in the ordinary course of business or pursuant to a Contract or Purchase Order made available to Purchaser prior to the date hereof;

(F) except as required by applicable Law, any Seller Benefit Plan, Transferred Entity Benefit Plan or any Collective Bargaining Agreement as in effect on the date of this Agreement (in the case of plans), not (1) grant or increase the compensation, bonus or pension, welfare, severance, retention, change in control, termination pay or other benefits of any Service Provider except for grants or increases, in each case, in the ordinary course of business consistent with past practice, to Service Providers who are not Key Employees, (2) establish, adopt, enter into, materially amend or terminate any Transferred Entity Benefit Plan or any Collective Bargaining Agreement or recognize any union, works council or other similar employee representative with respect to any Service Provider, (3) establish, adopt, materially amend or terminate any Seller Benefit Plan in a manner that impacts Service Providers, unless such action (x) would apply in all material respects in the same manner to Service Providers as to similarly situated employees of the Parent Group and (y) would not result in material liability to any Transferred Entity, (4) take any action to accelerate the vesting or payment of compensation or benefits with respect to any Service Provider under any Transferred Entity Benefit Plan, (5) grant any equity or equity-based awards to any Service Provider other than in the ordinary course of business consistent with past practice and with terms consistent with those set forth on Section 5.04(a)(F) of the Seller Disclosure Schedule, (6) except as properly accrued as of the date of this Agreement in accordance with GAAP and the terms of any applicable Seller Benefit Plan or Transferred Entity Benefit Plan, pay any cash incentive compensation or cash bonuses to any Service Provider or (7) terminate the employment of any Key Employee other than for cause or transfer the employment duties of any Business Employee who is classified by Parent or its Subsidiaries (including the Transferred Entities) as level 1, 2, 3, 4 or 5 as of the date hereof to a business unit of Parent or any of its Affiliates (including any Seller) that is not the Transferred Entities; provided, however, Parent may grant awards and pay any cash incentive compensation or bonuses for which it shall be solely responsible and obligated to pay and which shall not be taken into account for purposes of Article 6 (including, for the avoidance of doubt, Section 6.01 and Section 6.03);

(G) not enter into any Contract in relation to the Business for the sale (other than in the ordinary course of business), purchase or lease (as lessee) of material real property or exercise any option to extend (other than extensions in the ordinary course of business) any leases of the material Business Leased Real Property;

(H) not make any material change to its methods of financial accounting in effect at March 31, 2015, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(I) except as set forth in the capital budget of the Transferred Entities made available to Purchaser prior to the date hereof, not commit or authorize any commitment to make any capital expenditures in excess of $10,000,000 individually or $25,000,000 in the aggregate for all such capital expenditures to the extent not set forth in such capital budget, or fail to make material capital expenditures in accordance with such budget (it being understood that deviations from such budget within ten percent (10%) or less of such budget shall be permitted);

(J) not permit any Transferred Entity to dissolve, merge or consolidate with any other Person or recapitalize or completely or partially liquidate any of the Transferred Entities;

(K) not make any loans, advances or capital contributions to or investments in any Person in excess of $25,000,000 in the aggregate (other than (i) cash management transactions among Parent and its Subsidiaries with respect to the Business and advances to customers or suppliers of the Business, in each case in the ordinary course of business, (ii) from one Transferred Entity to another Transferred Entity that is wholly owned by one or more other Transferred Entities, or otherwise among members of the Parent Group and the Transferred Entities, (iii) as required pursuant to the terms and conditions of any Contract provided to Purchaser prior to the date of this Agreement, or (iv) as may facilitate the elimination of intercompany accounts or arrangements (or the extraction of Cash) contemplated by Section 5.08, Section 5.09 or Section 5.10);

(L) not (1) make, change or revoke any material Tax election, (2) change any annual accounting period, (3) change any material method of accounting for Tax purposes, (4) enter into any written “closing agreement” with a Governmental Entity with respect to material Taxes, or (5) settle any claim or assessment in respect of a material amount of Taxes, in each case, except for any action that would not reasonably be expected to have the effect of materially increasing the Tax Liability of Purchaser, any Transferred Entity or any of their respective Affiliates in any Post-Closing Period; provided, that any such action that results in the reduction or elimination of a Tax Asset of a Transferred Entity that would otherwise exist as of immediately prior to the Closing shall not for this purpose be considered as having the effect of materially increasing the Tax Liability of Purchaser, any Transferred Entity or any of their respective Affiliates;

(M) not (1) amend or modify in any material respect, voluntarily terminate (other than the expiration of the term of a Contract in accordance with its terms) or cancel any Business Material Contract or (2) enter into or voluntarily extend (other than extensions in the ordinary course of business) any Contract that if in effect on the date hereof would be a Business Material Contract in the case of each of clause (1) and clause (2), other than in the ordinary course of business consistent with past practice; provided, however, that no Transferred Entity or member of the Parent Group may enter into a Contract including, or amend or modify a Contract or Purchase Order to include (with respect to the Business), any provision of the type described in Section 3.15(a)(vi) (i.e. covenant that restricts or limits in any material respect the ability of the Transferred Entities to compete in any business or with any Person or in any geographic area);

(N) other than in the ordinary course of business consistent with past practice, not sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien (other than Permitted Liens) on, any Owned Intellectual Property;

(O) not (1) commence any Action (in each case other than in the ordinary course of business consistent with past practice) that would reasonably be expected to be material to the Business, taken as a whole, without good faith consultation (during which Purchaser’s comments will be considered in good faith) with Purchaser prior to such commencement or (2) settle or compromise any claim (other than disputes with customers or suppliers in the ordinary course of business) or action, suit, arbitration, litigation or proceeding , or enter into any consent decree or settlement agreement with any Governmental Entity, against or affecting any of the Transferred Entities or the Business other than settlements or compromises of any Action where the amount paid in settlement or compromise does not exceed $10,000,000 individually or $30,000,000 in the aggregate (or unless Parent otherwise agrees to pay, or cause another member of the Parent Group to pay, any amounts paid in such settlement or compromise) as long as such settlement or compromise does not impose any equitable relief on a Transferred Entity or the Business (it being agreed and understood that this clause (O) shall not apply with respect to (x) Tax matters, which shall be governed by clause (L) or (y) derivative, direct or other Actions brought by or on behalf of Parent shareholders, except in the case of this clause (y), to the extent any such settlement or compromise would impose any equitable relief on a Transferred Entity or the Business); provided that the provisions of Section 10.09 shall apply to such actions referred to in this clause (y) to the same extent as the Specified Demand;

(P) not enter into any transaction between any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, except for (1) transactions in the ordinary course of business consistent with past practice, (2) any other transaction contemplated by this Agreement or any of the Ancillary Agreements, (3) transactions on arms-length terms for the purchase of “product” (as such term is customarily used by the Business) (e.g., fabrications, materials, composites, components, hardware, machined parts, engineered items, electronics or special product processes that are part of, used in the manufacture of, or sold together with, any products of the Business) and related services that would otherwise not be prohibited by this Agreement if entered into by a Transferred Entity with a third party or (4) transactions to facilitate the elimination of intercompany accounts or arrangements (or the extraction of Cash) contemplated by Section 5.08, Section 5.09 or Section 5.10; or

(Q) not agree or commit to do or take any action described in this Section 5.04(a).

(b) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ or the Transferred Entities’ businesses or operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Purchaser’s or any of its Subsidiaries’ businesses or operations.

Section 5.05. Consents. (a) (i) Parent shall, and shall cause each Transferred Entity to, reasonably cooperate with Purchaser to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this

Agreement (“Third Party Consents”) under any material Contracts (including, as applicable, the novation of customer Contracts with Governmental Entities) to which any Transferred Entity is a party (other than any Contracts that are Excluded Assets) (the “Transferred Entity Contracts”).

(ii) Except for those Parent Business Contracts set forth on Section 5.05(a)(ii) of the Seller Disclosure Schedule, Parent shall use its commercially reasonable efforts to cause all Parent Business Contracts to be transferred, assigned or novated, as applicable, to a Transferred Entity as of or prior to Closing in reasonable cooperation with Purchaser; provided that, with respect to any Parent Primary Business Contract, in lieu of transferring, assigning or novating to a Transferred Entity such Parent Primary Business Contract, Parent may elect to (following consultation with Purchaser) use commercially reasonable efforts to obtain the agreement of the third party that is the counterparty to such Parent Primary Business Contract to enter into a new contract or amendment splitting or assigning in relevant part (such agreement of such third party also being referred to herein as a Third Party Consent) such Parent Primary Business Contract such that a Transferred Entity will receive substantially the same rights, products or services provided under such Parent Primary Business Contract to such Transferred Entity or the Business prior to the Closing on terms and conditions substantially similar in all material respects to those contained in such Parent Primary Business Contract; provided, that if Parent exercises the election referred to in the foregoing proviso with respect to any Parent 80% Plus Business Contract and Parent is not successful in transferring to such Transferred Entity substantially the same rights, products or services in all material respects provided under such Parent 80% Plus Business Contract , then Parent shall, with respect to such Parent 80% Plus Business Contract, at the request of Purchaser, comply with the first sentence of this Section 5.01(a)(ii) without regard to the foregoing proviso, provided, further, that if Parent transfers, assigns, or novates any Parent Primary Contracts pursuant to either the immediately preceding proviso or the first sentence of this Section 5.06(a)(ii), the provisions of Section 5.05(b)(iii) with respect to Holdover Contracts will apply to such Parent Primary Contracts for the benefit of the Parent Group, mutatis mutandis. Parent shall, and shall cause each Transferred Entity to, reasonably cooperate with Purchaser to obtain any Third Party Consents in connection with any such transfers, assignments, novations or splitting, as applicable, of the Parent Business Contracts (including Parent Primary Business Contracts); provided, that in no event shall any Seller have any further obligation under this Section 5.01(a)(ii) with respect to any such Third Party Consent that is not obtained on or prior to the date that is the 180th day after the Closing Date. This Section 5.01(a)(ii) shall not apply to Shared Location Leases, which are governed by Section 5.05(b).

(iii) With respect to any material Parent Business Contract (including, for the avoidance of doubt, any material Parent Primary Business Contract) (it being understood that any Parent Business Contract that is a Business Material Contract shall be a “material Parent Business Contract” or “material Parent Primary Business Contract”, as applicable, for purposes of this Section 5.05) in respect of which a Third Party Consent is required but has not been obtained at or prior to the Closing as contemplated by Section 5.05(a)(ii), to the extent not prohibited under the terms of such Contract, the applicable member of the Parent Group that is party to such Parent Business Contract (or such other member of the Parent Group as designated by Parent in good faith) shall retain (or be transferred, as applicable) such Parent Business Contract (each, a “Holdover Contract”), and Parent and Purchaser shall, subject to the assumption of all Liabilities (“Holdover Contract Liabilities”) in respect of or relating to such Holdover Contract by Purchaser (in the case of any Holdover Contract that is a Parent Primary Business Contract, only to the extent such Liabilities are in respect of the Business) until the earlier of (a) the time such Third Party Consent has been obtained, (b) the expiration or termination of such Holdover Contract in accordance with its terms and (c) the one (1) year anniversary of the Closing Date, cooperate in a mutually agreeable arrangement under which Purchaser or a Transferred Entity obtains the benefits and assumes the Liabilities thereunder in accordance with this Agreement, including sub-contracting, sub-licensing or sub-leasing to Purchaser or a Transferred Entity, or under which the applicable member of the Parent Group would, to the extent commercially reasonable, enforce for the benefit of Purchaser or a Transferred Entity, with Purchaser or a Transferred Entity assuming the obligations of the applicable member of the Parent Group under such Holdover Contract, any and all rights of the applicable member of the Parent Group under such Holdover Contract against any third party thereto. Purchaser agrees that it shall fully indemnify and hold harmless Parent and its Affiliates for any Holdover Contract Liabilities and Parent shall, to the extent not prohibited under the terms of such Contract, use commercially reasonable efforts to as promptly as practicable pay or cause to be paid to Purchaser or the applicable Transferred Entity when received all monies, payment or other benefit received by any member of the Parent Group under any such Holdover Contract or any claim or right or any benefit arising thereunder (in the case of any Holdover Contract that is a Parent Primary Business Contract, only to the extent such monies, payment, benefit, claim or right or benefit are in respect of the Business). It is understood and agreed that with respect to any such Holdover Contract, prior to the one year anniversary of the Closing Date, Parent or the other applicable member of the Parent Group may not voluntarily terminate such Holdover Contract prior to its expiration date (A) for convenience or (B) pursuant to any applicable advance notice period as set forth in such Holdover Contract, if any, in respect of such termination. Neither Parent nor the other applicable member of the Parent Group shall be obligated to renew or otherwise extend for any period any such Holdover Contract (and Parent or the other applicable member of the Parent Group shall be permitted to deliver any applicable notice of non-renewal or non-extension); provided, that, if a Holdover Contract provides for a specified, finite number of renewal terms that become automatically effective or become effective upon written notice of the member of the Parent Group party thereto, in either case prior to the date that is one hundred eighty (180) days after the Closing Date, then Parent shall exercise such renewal rights to the extent so directed by Purchaser; provided, that Parent’s obligations under the immediately preceding proviso shall only apply if and to the extent any such renewed or extended term does not (in whole or in part) extend beyond the eighteen (18) month anniversary of the Closing Date.

(iv) To the extent that (a) any Transferred Entity is receiving immediately prior to the Closing from a third party any rights to Intellectual Property pursuant to a Contract between a member of the Parent Group and such third party, (b) such Transferred Entity would otherwise lose such rights to Intellectual Property as of and as a result of the Closing, and (c) such member of the Parent Group is able to extend such rights to such Transferred Entity without obtaining the consent of, or incurring any monetary expense payable to, the applicable third party, Parent shall, and shall cause such member of the Parent Group to, extend such rights to the applicable Transferred Entity. If the foregoing obligation would apply but for the consent of the applicable third party being required, then Parent shall, and shall cause such member of the Parent Group to, use commercially reasonable efforts to obtain such consent and extend such rights to the applicable Transferred Entity; provided, that in no event shall any Seller have any further obligation under this Section 5.05(a)(iv) with respect to any such Third Party Consent that is not obtained on or prior to the date that is one hundred-eighty (180) days after the Closing Date.

(b) At or prior to Closing, Purchaser and Parent (or their applicable Subsidiaries) shall enter into a lease, sublease or other occupancy agreement (each, a “Shared Location Lease”) governing each piece of real property (i) set forth on Section 5.05(b) of the Seller Disclosure Schedule or (ii) mutually identified and agreed upon pursuant to the last sentence of this Section 5.05(b) (each, a “Shared Location”), in each case in accordance with the terms set forth on Section 5.05(b) of the Seller Disclosure Schedule. Purchaser and Parent shall cooperate in good faith to negotiate the form of Shared Location Leases by no later than sixty (60) days from the date hereof. To the extent that the consent of a third-party landlord is necessary for a Shared Location Lease and such consent is not obtained at or prior to Closing, the lease, sublease or other occupancy agreement requiring such landlord consent shall be treated as a Holdover Contract pursuant to Section 5.05(a)(iii) above. From and after the date hereof and prior to the Closing, Purchaser and Parent shall cooperate in good faith to mutually identify and agree upon any real property by no later than sixty (60) days from the date hereof that (A) is used by both the Business and the other operations of the Parent Group and that is not listed on Section 5.05(b) of the Seller Disclosure Schedule and (B) is appropriate to treat as a Shared Location pursuant to the terms of this Section 5.05(b) and Section 5.05(b) of the Seller Disclosure Schedule.

(c) Notwithstanding anything to the contrary contained herein, including Section 5.03, to the extent that transfers of, replacements of, or notifications with respect to Transferred Company Permits (including Business Environmental Permits) are required in connection with the consummation of the transactions contemplated by this Agreement, the parties hereto shall use reasonable best efforts to effect such transfers, replacements and notifications and Seller, Parent and their Subsidiaries shall cooperate with the reasonable requests of Purchaser in furtherance of effecting such transfers, replacements and notifications until such Transferred Company Permits have been transferred, replaced or are the subject of notifications accepted by the pertinent Governmental Entity; provided, that in no event shall any Seller have any further obligation under this Section 5.05(c) with respect to any such Transferred Company Permit that is not obtained transferred, replaced or noticed, as applicable, on or prior to the six (6)-month anniversary of the Closing Date.

(d) Notwithstanding anything to the contrary contained herein, none of Purchaser, Parent or any of their respective Subsidiaries shall have any obligation to make payments or incur any costs or expenses, grant any concession or incur any Liability to obtain any Third Party Consents or to effect the transfers, replacements or notifications contemplated by this Section 5.05, and the failure to receive any such Third Party Consents or to effect any such transfers, replacements or notifications shall not be taken into account with respect to whether any condition to the Closing set forth in Article 8 shall have been satisfied.

Section 5.06. Environmental Transfer Statutes. The parties agree and acknowledge that the transactions contemplated by this Agreement are subject to and trigger the requirements of the Connecticut Transfer Act, Conn. Gen. Stat. §§ 22a-134 et seq., (the “Transfer Act”; for purposes of this Section 5.06, terms in quotations herein are defined by the Transfer Act). Purchaser agrees, as of the Closing, to complete or caused to be completed the following actions related to the facilities (the “CT Facilities”) listed on Section 5.06 of the Seller Disclosure Schedule (the “Connecticut Facilities Actions”): all Form III “certifying party” Transfer Act obligations associated with each relevant “transfer of establishment,” including payment of filing fees, occurring as a result of the transactions contemplated hereunder, and all other actions required to investigate, monitor, “remediate,” and otherwise achieve compliance with the “remediation standards,” for all the CT Facilities, under the Transfer Act regardless of the type of Transfer Act form filed in connection with each such facility. As of the Closing, the Sellers agree to complete or caused to be completed the following actions related to the CT Facilities listed on Section 5.06 of the Seller Disclosure Schedule: the Form II “certifying party” Transfer Act obligations associated with the relevant “transfer of establishment,” including payment of associated filing fees, occurring as the result of the transactions contemplated hereunder. Parent shall reasonably cooperate with Purchaser in connection with Purchaser’s Connecticut Facilities Actions by preparing and delivering each “Form III,” “Form II” and the associated “Environmental Condition Assessment Forms,” drafted by a “licensed environmental professional,” and by providing assistance to Purchaser as Purchaser may reasonably request, to the extent such requested cooperation and assistance imposes no out-of-pocket expense not promptly reimbursed by Purchaser and no excessive time commitments on Parent or its representatives. The provisions of this Section 5.06 shall survive the Closing.

Section 5.07. Public Announcements. No party to this Agreement nor any Affiliate or representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication, and (ii) as are consistent (as to nature and scope) with any press release or public statement previously issued pursuant to this Section 5.07 for which the prior written consent of the other party has previously been granted. The parties hereto agree that the initial press release to be issued with respect to the Sale following execution of this Agreement shall be in the form heretofore agreed to by Parent and Purchaser.

Section 5.08. Intercompany Accounts. At or prior to the Closing, (a) all intercompany accounts, except for those accounts listed on Section 5.08 of the Seller Disclosure Schedule, between Parent, any Seller and/or any of their respective Subsidiaries (other than any Transferred Entity), on the one hand, and any Transferred Entities, on the other hand, shall be settled or otherwise eliminated and (b) any or all Cash (including Trapped Cash) of the Transferred Entities may be extracted by the Parent Group, in the case of each of clause (a) and clause (b), in such a manner as the Sellers shall determine in their sole discretion and, with respect to clause (a), as of and following the Closing, no party shall have any further Liability with respect to such intercompany accounts; provided, that no such intercompany account shall be settled or otherwise eliminated, or Cash extracted, in any particular manner if doing so in such manner would create or give rise to any Liability (other than a Liability for Taxes) to a Transferred Entity or the Business as of or following the Closing (unless such Liability (i) is owed solely by one Transferred Entity to another Transferred Entity or (ii) is fully reflected as a payable in Working Capital on the Final Working Capital and Indebtedness Statement and, following the timely payment of such payable, no Transferred Entity or the Business will have any further Liability with respect to such Liability). For the avoidance of doubt, with respect to clause (a) of this Section 5.08, intercompany accounts between and among any of the Transferred Entities shall not be affected by this provision.

Section 5.09. Termination of Indebtedness. As of or prior to the Closing, Parent shall, or shall cause the Transferred Entities to (a) fully discharge the Indebtedness listed on Section 5.09 of the Seller Disclosure (the “Specified Indebtedness”) (including all outstanding principal, interest and fees owing thereon) and to obtain the release of all Liens in favor of the holders of the Specified Indebtedness and (b) use reasonable best efforts to deliver to Purchaser payoff letters evidencing the discharge of such Indebtedness and release of such Liens, as applicable.

Section 5.10. Termination of Intercompany Arrangements. Effective at the Closing, other than any intercompany accounts governed by Section 5.08, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Parent Group, on the one hand, and any Transferred Entity on the other hand, shall be terminated without any party having any continuing obligations or Liabilities to the other (and in a manner that does not result in any Liability (other than a Liability for Taxes) to a Transferred Entity or the Business as of or following the Closing, unless such Liability, (i) is owed solely by one Transferred Entity to another Transferred Entity or (ii) is fully reflected as a payable in Working

Capital on the Final Working Capital and Indebtedness Statement and, following the timely payment of such payable, no Transferred Entity or the Business will have any further Liability with respect to such Liability), except for (a) this Agreement and the Ancillary Agreements and (b) the other Contracts listed in Section 5.10 of the Seller Disclosure Schedule.

Section 5.11. Guarantees; Commitments. (a) From and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall forever indemnify and hold harmless the Sellers and any of their respective Affiliates against any Liabilities that the Sellers or any of their respective Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of (i) the Sellers or any of their respective Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort or other similar obligation to the extent relating to the Business listed on Section 5.11(a) of the Seller Disclosure Schedule (which list may be supplemented by Parent and the Sellers after the date hereof and at least three (3) Business Days prior to the anticipated Closing Date to include any such guarantee, indemnity, surety bond, letter of credit, letter of comfort or other similar obligation to the extent relating to the Business entered into in the ordinary course of business) (collectively, the “Indemnified Guarantees”), (ii) any claim or demand for payment made on the Sellers or any of their respective Affiliates with respect to any of the Indemnified Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(b) Without limiting Section 5.11(a) in any respect, Purchaser shall use its reasonable best efforts to cause itself or the Transferred Entities to be substituted in all respects for the Sellers and any of their respective Affiliates and for the Sellers and their respective Affiliates to be released, effective as of the Closing, in respect of all obligations of the Sellers and any of their respective Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to the Business listed in Section 5.11(b) of the Seller Disclosure Schedule (which list may be supplemented by Parent and the Sellers after the date hereof and at least three (3) Business Days prior to the anticipated Closing Date to include any such guarantee, indemnity, surety bond, letter of credit, letter of comfort or other similar obligation to the extent relating to the Business entered into in the ordinary course of business) (collectively, the “Substituted Guarantees”), and the Sellers shall reasonably cooperate in Purchaser’s efforts. In furtherance and not in limitation of the foregoing, at Parent’s or a Seller’s request, Purchaser shall, and shall after the Closing cause the Transferred Entities to use their respective reasonable best efforts to assign or cause to be assigned, any lease underlying a Substituted Guarantee to a Subsidiary of Purchaser meeting the applicable net worth and other requirements in such lease to give effect to the provisions of the preceding sentence. For any items listed in Section 5.11(b) of the Seller Disclosure Schedule for which Purchaser or any Transferred Entity, as applicable, is not substituted in all respects for the Sellers and their respective Affiliates (or for which the Sellers and their respective Affiliates (other than the Transferred Entities) are not released), effective as of the Closing, Purchaser shall continue to use its reasonable best efforts, and shall cause the Transferred Entities to use their reasonable best efforts, to effect such substitution and release after the Closing, and Parent and the Sellers shall continue to reasonably cooperate in Purchaser’s efforts; provided, that, none of the Sellers or any of their respective Subsidiaries shall have any obligation to make payments or incur any costs or expenses, grant any concession or incur any other Liability in connection with such cooperation pursuant to this Section 5.11 except to the extent Purchaser agrees to promptly reimburse Sellers or any of their respective Subsidiaries or agrees to fully indemnify Parent and its Affiliates for any such Liabilities to Parent’s satisfaction. Without limiting the foregoing, neither Purchaser nor any of its Subsidiaries shall extend or renew any Contract containing or underlying a Substituted Guarantee unless, prior to or concurrently with such extension or renewal, the Transferred Entities are substituted in all respects for the Sellers and any of their respective Affiliates, and the Sellers and their respective Affiliates are released, in respect of all obligations of the Sellers and any of their respective Affiliates under such Substituted Guarantee. In no event shall Parent, Purchaser, the Transferred Entities or any of their respective Affiliates be obligated to pay any money to any person to effect the substitutions described in this Section 5.11(b), other than de minimis amounts.

Section 5.12. Insurance. The parties agree to the provisions regarding insurance set forth on Section 5.12 of the Seller Disclosure Schedule.

Section 5.13. Litigation Support. (a) In the event and for so long as any party is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand, in each case by, with or against a third party (including any Governmental Entity) in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities (including the Specified Matter), at the reasonable written request of such party, each other party shall, and shall cause its Subsidiaries and Affiliates (and its and their officers and employees) to, reasonably cooperate with such party and its counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, and providing such testimony and access to its non-privileged books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, at the sole cost and expense of the prosecuting, contesting or defending party.

(b) The cooperation and information sharing obligations of a party under this Section 5.13 shall be limited to the extent any such cooperation or disclosure would jeopardize the attorney-client privilege of such party or contravene any Laws or obligation of confidentiality to a third party; provided, that the parties shall endeavor in good faith to make appropriate substitute arrangements, if practicable and without cost or Liability to either party, in a manner that does not give rise to any of the foregoing circumstances.

Section 5.14. Payments. (a) The Sellers shall promptly pay or deliver to Purchaser any monies or checks that have been sent to a member of the Parent Group after the Closing Date to the extent they are due to the Business, including by customers, suppliers or other contracting parties of the Transferred Entities or the Business for goods or services provided by the Business and otherwise consistent with the terms of this Agreement and the Ancillary Agreements.

(b) Following the Closing, Parent and the Sellers agree that Purchaser shall have the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Purchaser in respect of any receivable of the Business to the extent they are due to the Business, including by customers, suppliers or other contracting parties of the Transferred Entities or the Business for goods or services provided by the Business and otherwise consistent with the terms of this Agreement and the Ancillary Agreements, and Parent and the Sellers shall furnish Purchaser such evidence of this authority as Purchaser may reasonably request.

(c) Purchaser shall promptly pay or deliver to Parent any monies or checks that have been sent after the Closing Date to any Transferred Entities to the extent they are due to the business(es) of the Parent Group (other than the Business), including by customers, suppliers or other contracting parties of the Parent Group or such business(es) for goods or services provided by such business(es) and otherwise consistent with the terms and conditions of this Agreement and the Ancillary Agreements.

Section 5.15. Use of Marks. (a) Except as expressly provided in this Section 5.15, neither Purchaser nor any of its Affiliates shall use, or have the right to use, any of the following marks of Parent or any member of the Parent Group: the “United Technologies,” “UTC,” “UTX names,” or the UTC gear icon logo, or any variations or derivatives thereof or any names, trademarks, service marks or logos that are confusingly similar thereto (the “UTC Names”). Purchaser promptly (but in any case within fifteen (15) Business Days of Closing) shall cause each of the Transferred Entities having a corporate name that includes the UTC Names to apply to change its corporate name to a name that does not include any UTC Name, including making within fifteen (15) Business Days of Closing any legal filings necessary to effect such change.

(b) The Transferred Entities may, and Parent and its Affiliates, as applicable, hereby grant to the Transferred Entities a limited, non-exclusive, non-transferable, non-sublicensable right to, continue temporarily to use the UTC Names following the Closing strictly in accordance with this Section 5.15(b); provided that Purchaser shall, and shall cause its Affiliates (including, after the Closing, the Transferred Entities) (i) not to hold itself out as having any affiliation with Parent or any member of the Parent Group (except to the extent such affiliation is implied by the use of the UTC Names as contemplated herein), and (ii) to use commercially reasonable efforts to minimize and eliminate use of the UTC Names. In any event, as soon as practicable after the Closing Date (and in any event within one hundred and twenty (120) days thereafter) Purchaser shall and shall cause each of its Affiliates (including, after the Closing, the Transferred Entities) to (i) cease and discontinue use of all UTC Names and (ii) complete the removal of the UTC Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets of the Transferred Entities to the extent such removal is reasonably practicable under the circumstances.

(c) For the avoidance of doubt, nothing in this Agreement shall be construed as restricting or limiting Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) from using or referencing the UTC Names in a manner that would constitute “fair use” under applicable Law if such use were made by any other Person.

Section 5.16. Non-Solicitation; Non-Compete. (a) For a period of eighteen (18) months from the Closing Date, none of (x) Parent or its Subsidiaries (including through any of their respective officers, directors or employees), on the one hand, or (y) Purchaser (acting through its corporate head office function) or its Mission Systems Subsidiaries and business units (including the Transferred Entities) (including through any of their respective officers, directors or employees), on the other hand, shall, without the prior consent of the other party (it being understood that for purposes of this Section 5.16, such prior written consent may be communicated directly between the Senior Vice President of Human Resources and Organization of Parent and the Senior Vice President of Human Resources of Purchaser, who shall act in good faith, and reasonably, in considering and responding to requests from the other under this Section 5.16) directly or indirectly, solicit for employment or hire (whether as an employee, consultant or otherwise) any Restricted Employee of the other party (or its Subsidiaries); provided, that neither party nor its Subsidiaries shall be precluded from soliciting or hiring, or taking any other action with respect to any such Restricted Employee of the other party (or its Subsidiaries) (i) whose employment with such other party or its Affiliates (including, in the case of Purchaser, a Transferred Entity) was (A) terminated other than for cause by such other party or such other party’s Affiliate, or, in the case of any Restricted Employee who is a Business Employee, terminated in a Qualifying Termination, in each case, prior to commencement of employment discussions between such restricted soliciting party or its Subsidiaries (or any of their officers, directors or employees) and such Person, or (B) terminated voluntarily by the resignation of such Person (other than, in the case of a Restricted Employee who is a Business Employee, a Qualifying Termination), more than six (6) months prior to the commencement of employment discussions between such restricted soliciting party or its Subsidiaries (or any of their officers, directors or employees) and such Person, or (ii) who responds to general or public solicitation not targeted at employees of such other party or any of its Affiliates, including (in the case of Purchaser) the Transferred Entities, including by a bona fide search firm. “Restricted Employee” shall mean, (1) with respect to the restrictions on Purchaser (acting through its corporate head office function) and its Mission Systems Subsidiaries and business units (including the Transferred Entities), an employee of the P&W, UTAS or UTRC divisions of Parent or the corporate office of Parent who is classified by Parent or its Subsidiaries as level 1, 2, 3, 4 or 5 as of the date hereof or as of the Closing Date, and (2) with respect to the restrictions on Parent and its Subsidiaries, a Business Employee who is classified by Parent or its Subsidiaries (including the Transferred Entities) as level 1, 2, 3, 4 or 5 as of the date hereof or as of the Closing Date.

(b) For a period of four (4) years from the Closing Date, each Restricted Party shall not, other than in connection with any services to be provided by or on behalf of Parent or any of its Subsidiaries pursuant to any of the Ancillary Agreements (but only for so long as such services are being provided pursuant to any of the Ancillary

Agreements), either directly or indirectly as a stockholder, investor, member, partner or otherwise, own, manage, operate or engage in a Competitive Business. Notwithstanding the foregoing: (i) a Restricted Party may acquire a Person or business that includes a Competitive Business as long as (A) the Competitive Business represents less than 12.5% of the revenues for the most recently completed fiscal year of the aggregate company or business acquired or (B) to the extent the Competitive Business represents more than 12.5% of the revenues for the most recently completed fiscal year of the aggregate company or business acquired, that Restricted Party shall (1) enter into a binding agreement to, and shall, divest to an unaffiliated third party the portion of the business or assets acquired in such acquisition which conducts the Competitive Business as soon as reasonably practicable, and in any event not later than one (1) year, following the closing of the acquisition of such Person or business (provided, however, that such one (1)-year period shall be extended to the date on which all approvals from a Governmental Entity required to complete the divestiture are received (to no later than the third anniversary following the closing of the acquisition of such Person or business) if such approvals are not received by the first anniversary following the closing of the acquisition of such Person or business) or, at such Restricted Party’s election in its sole discretion, in lieu of complying with the immediately preceding clause (1), (2) cause the acquired Person or business to cease conducting the Competitive Business; and (ii) the Restricted Parties may, directly or indirectly, acquire and/or hold (A) publicly traded interests in or securities of any Person more than 12.5% of whose revenues are attributable to a Competitive Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than ten percent (10%) of the voting power of such Person, (B) any publicly traded interests in or securities of any Person less than 12.5% of whose revenues are attributable to a Competitive Business or (C) publicly traded interests in or securities of any Person held as investments of any pension plan sponsored or maintained by any Restricted Party.

(c) For the purposes of this Agreement, “Restricted Party” shall mean (i) Parent and (ii) each Subsidiary of Parent for the period that such Subsidiary is such (including Persons that become a Subsidiary of Parent after the date hereof).

(d) For the purposes of this Section 5.16, “helicopters” shall mean helicopters and other rotorcraft with a maximum take-off weight of greater than 1,000 pounds and “Competitive Business” shall mean the business of:

(i) designing, manufacturing, marketing, selling, distributing, servicing, supporting, repairing, overhauling and maintaining (A) military and commercial helicopters in the capacity of the vehicle original equipment manufacturer and (B) rotor blades for helicopters in any capacity;

(ii) distributing, servicing, supporting, repairing, overhauling or maintaining helicopter main gearboxes; nose tail, accessory or intermediate gearboxes (in each case, only to the extent the Business is the original equipment manufacturer of the gearbox); main rotor heads; tail rotor heads; main rotor hubs; main rotor dampers; QCAs; QCUs; bifiliar assemblies; refueling probes; rast probes; helicopter sleeves; spindles and swashplates for main gearbox and tail gearbox application; and complete horizontal stabilator systems, in the case of each of the foregoing, with respect to helicopters (“Primary Business Services”);

(iii) distributing, servicing, supporting, repairing, overhauling and maintaining helicopter nose, tail, accessory, or intermediate gearboxes; input modules; app clutches; blade/pitch locks; pistons; cylinders; accumulators; drag beams/shocks; stabilator assemblies; mixers; and door/cover assemblies, in each case with respect to helicopters (“Secondary Business Services”);

(iv) offering, performing, integrating or executing, individually or together with a third party, major or block helicopter platform upgrades or modifications (in each case, excluding engines) for helicopters manufactured by the Business or its licensees, where the aggregate value of such upgrade or modification (excluding engines) exceeds more than 25% of the military or commercial helicopter’s original selling price; and

(v) offering, performing, integrating or executing, individually or together with a third party, platform level total support packages (including total assurance programs, power by the hour programs and performance based logistics programs) for helicopters manufactured by the Business or its licensees where such total support packages include components and/or assemblies that individually or in the aggregate represent more than 30% of the helicopter’s direct maintenance costs (in each case, excluding direct maintenance costs associated with engines) (this subclause (v), together with sublcauses (i) and (iv), “Exclusive Business Services”).

Notwithstanding the foregoing, except for the Exclusive Business Services, no Restricted Party shall be restricted from engaging in any business or activity engaged in by such Restricted Party as of the date of this Agreement or within the twelve (12) months prior to the date hereof, including designing, manufacturing, marketing, selling, distributing, servicing and supporting aerospace systems, aerospace components, ISR and Space solutions and aircraft engines, or from undertaking similar activities for any substantially similar business lines (collectively, the “Restricted Party Businesses”); provided, that (x) with respect to any Restricted Party Business that is also a Primary Business Service, the Restricted Parties shall be permitted to engage in such Restricted Party Business only to the extent the Restricted Parties engage in such Primary Business Service (1) for products for which the Restricted Parties are or become the design holder and original equipment manufacturer or (2) (A) at a substantially similar level of unit volume as provided by the Restricted Parties as of the date of this Agreement or within the twelve (12) month period prior to the date hereof and (B) either (I) to the same, related or successor customer (including subsequent customer following the sale or other transfer of the applicable product(s)) or (II) in the same geographical area or areas, in either case in respect of which the Restricted Parties engaged in such Primary Business Service as of the date of this Agreement or within the twelve (12) month period prior to the date hereof, and (y) with respect to any Restricted Party Business that is also a Secondary Business Service, the Restricted Parties shall be permitted to engage in such

Restricted Party Business only to the extent the Restricted Parties engage in such Restricted Party Business for products for which the Restricted Parties are or become the original equipment manufacturer or to the extent the Restricted Parties are engaged in such Restricted Party Business as of the date of this Agreement or within the twelve (12) month period prior to the date hereof (without any limitation on the Restricted Parties expanding in such Restricted Party Business or a substantially similar business (including to become an original equipment manufacturer in respect thereof)).

(e) The foregoing shall not supersede or modify any existing applicable restrictions or limitations contained in Contracts binding upon any Restricted Party, including in respect of the utilization of any intellectual property (including know-how) that it has gained license or access to by virtue of a Contract with a Transferred Entity. The parties acknowledge that the restrictions contained in this Section 5.16 are reasonable in scope and duration in light of the nature, size and location of the Business. The parties further acknowledge that the restrictions contained in this Section 5.16 are necessary to protect Purchaser’s significant investment in the Business, including its goodwill. It is the desire and intent of the parties that the provisions of this Section 5.16 be enforced to the fullest extent permissible under applicable Law. If all or part of this Section 5.16 is held invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. If any part of this Section 5.16 is held to be excessively broad as to duration, scope, activity or subject, such part will be construed by limiting and reducing it so as to be enforceable to the maximum extent permissible under applicable Law or public policy.

Section 5.17. Financing. (a) Prior to the Closing, the Sellers (other than the Tata JV Seller) shall, and shall cause the Transferred Entities to, and shall use their reasonable best efforts to cause their advisors and representatives (including auditors) to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Purchaser to assist Purchaser in the arrangement of debt financing in connection with the transactions contemplated by this Agreement; provided, that nothing herein shall require such cooperation to the extent it would (i) unreasonably disrupt the conduct of the business or operations of Parent or any of its Subsidiaries, (ii) require Parent or any of its Subsidiaries to agree to pay any commitment or other fees, reimburse any expenses, provide any security, provide any agreements, opinions, authorization letters, certificates or other instruments, or otherwise incur any liability or give any indemnities or (iii) require Parent or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any organizational document of Parent or any of its Subsidiaries, any applicable Laws or any Contract. Purchaser shall promptly, upon request by Parent, reimburse Parent for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Parent or any of its Subsidiaries (including the Transferred Entities, whose costs and expenses in connection with any such debt financing shall, notwithstanding anything to the contrary herein, be the sole responsibility of Purchaser) or their respective representatives in connection with any such debt financing, including the cooperation contemplated by this Section 5.17, and shall indemnify and hold harmless Parent, its Subsidiaries and their respective representatives from and against any and all Liabilities suffered or incurred by any of them in connection with the arrangement of any such debt financing and any information used in connection therewith, except with respect to any fraud or intentional misrepresentation or willful misconduct by any such Persons.

(b) All non-public or otherwise confidential information regarding either party obtained by the other party or its advisors or other representatives pursuant to this Section 5.17 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser shall be permitted to disclose information as necessary and consistent with customary practices in connection with any such debt financing subject to customary confidentiality arrangements reasonably satisfactory to Parent.

Section 5.18. Export Control Authorizations. The Sellers shall cooperate with Purchaser and use their reasonable best efforts to assist Purchaser, at Purchaser’s sole expense, in obtaining all amendments to or transfers of all Export Control Authorizations for which Parent or any of its Subsidiaries is the applicant that are necessary for the lawful operation of the Business after the Closing; provided that Purchaser shall be responsible for obtaining the new Export Control Authorizations (or amendments to or transfers of any and all such Export Control Authorizations, as applicable). The Sellers shall permit the Purchaser or the Transferred Entities, as applicable, to utilize the applicable Export Control Authorizations applied for and held by the Transferred Entities under the Parent Group’s DDTC registration codes, subject to any approvals of Governmental Entities necessary to allow such utilization (and Sellers shall cooperate with Purchaser and use their reasonable best efforts to assist Purchaser in obtaining any approvals of Governmental Entities necessary to allow such utilization), from and after the Closing until Purchaser has obtained new, amendments to or transfers of, as applicable, all Export Control Authorizations that are necessary for the lawful operation of the Business after the Closing. Purchaser and the Transferred Entities shall assume all responsibility for utilizing such Export Control Authorizations to the extent permitted by Governmental Entities from and after the Closing, and fully indemnify and hold harmless Parent and its Affiliates from and against any and all Liabilities and Losses arising out of or relating to any such utilization. Notwithstanding anything to the contrary, none of Parent or any of its Subsidiaries shall have any obligation to make payments or incur any Liability to obtain any consent, approval, amendment or transfer contemplated by this Section 5.18, and the failure to receive or effect any such consent, approval, amendment or transfer shall not be taken into account with respect to whether any condition to the Closing set forth in Article 8 shall have been satisfied.

Section 5.19. Directorate of Defense Trade Controls Notification. Parent shall notify the Directorate of Defense Trade Controls of Parent’s intent to sell the Business not less than thirty (30) days prior to the Closing. The Sellers and Purchaser shall submit the necessary “Material Change Notification” to the Directorate of Defense Trade Controls within five (5) days of the Closing as required pursuant to International Traffic in Arms Regulations § 122.4(a). Purchaser shall submit the necessary request to the Directorate of Defense Trade Controls to amend Export Control Authorizations as soon as practicable, but in any event no later than sixty (60) days after receiving the Directorate of Defense Trade Controls’ acknowledgement of its “Material Change Notification.”

Section 5.20. Consent Agreement. The parties acknowledge that Parent is currently party to that certain Consent Agreement and Order, dated June 28, 2012, between Parent and the Directorate of Defense Trade Controls, Bureau of Political-Military Affairs, U.S. Department of State (the “State Department Consent Agreement”). Parent and the Transferred Entities shall use their reasonable best efforts prior to Closing to continue to perform all work necessary to fully implement and complete all requirements of the State Department Consent Agreement, to the extent applicable to the Business. Purchaser hereby agrees and acknowledges that from and after the Closing, Purchaser will be bound by the terms and conditions of the State Department Consent Agreement applicable to the Business or the Transferred Entities, unless the Director, Office of Defense Trade Controls Compliance, approves an exception to this requirement. Parent shall notify the Directorate of Defense Trade Controls, Office of Defense Trade Controls Compliance as promptly as practicable, but in any event no later than thirty (30) days after the date of this Agreement of the proposed Sale. Thereafter, as may be reasonably requested from time-to-time by Purchaser, Parent and the Sellers shall use their reasonable best efforts to cooperate with and assist Purchaser (which assistance shall include timely providing information in the possession of Parent or any of its Affiliates, responding in good faith to any request for information from the State Department and attending joint meetings with the State Department to the extent reasonably requested by Purchaser) in connection with the pursuit by the Purchaser of an exception to application of the State Department Consent Agreement to the Purchaser or any of its Subsidiaries (including the Transferred Entities) after the Closing; provided, that Parent shall not be required to advocate for such exception or otherwise on behalf of Purchaser. Such support described in the immediately foregoing sentence may extend to Purchaser’s pursuit, in the alternative, of other or additional efforts to limit the scope of the State Department Consent Agreement, including limiting the application of the State Department Consent Agreement solely to the Transferred Entities and substituting comparable processes of the Purchaser for those developed to satisfy the terms and conditions of the State Department Consent Agreement. Parent acknowledges and agrees that (a) from and after the Closing, the payment of the fifth and final $7,000,000 penalty installment payment pursuant to paragraph 20 of the State Department Consent Agreement shall be the sole responsibility of Parent, (b) Parent shall be directly responsible to pay any fees and expenses of any SCO (as defined in the State Department Consent Agreement) appointed pursuant to the terms and conditions of the State Department Consent Agreement and (c) Parent shall be responsible for any fines or penalties actually incurred by Purchaser or its Subsidiaries (including the Transferred Entities) under the State Department Consent Agreement to the extent levied in response to a voluntary disclosure of the Business under the State Department Consent Agreement that remains outstanding as of the Closing (and does not relate to any activities taken by the Business or Purchaser or any of its Subsidiaries (including the Transferred Entities) from and after the Closing).

Section 5.21. Pre-Closing Restructuring. Prior to the Closing, Parent will cause the Transferred Companies and the Transferred Companies’ Subsidiaries to complete the transactions described on Section 5.21 of the Seller Disclosure Schedule (the “Pre-Closing Restructuring”).

Section 5.22. Connecticut Reinvestment Act. From and after the Closing, and for as long as the Business is subject to the Reinvestment Contract by and between the State of Connecticut and Parent, effective as of June 30, 2014 (the “CARA Agreement”), Purchaser shall, and shall cause its Subsidiaries to, maintain the Business’s Headquarters Function (as defined in the CARA Agreement) in the State of Connecticut. Purchaser shall (without limiting the generality of Article 10) indemnify and hold harmless Parent and its Affiliates for and from any all Liabilities arising under the CARA Agreement from or related to the Purchaser’s or its Affiliates’ removal, relocation or reduction of the Business’s Headquarters Function during the SAC Clawback Period, including, for the avoidance of doubt, any payment by Parent of any Clawback Amount pursuant to Section 4.1(e) of the CARA Agreement or the SAC Penalty Clawback Amount (in each case as such terms are defined in the CARA Agreement). Neither Parent nor its Affiliates shall amend or modify the CARA Agreement in a manner that modifies the SAC Clawback Period (as defined in the CARA Agreement) or the scope of Purchaser’s potential Liability under this Section 5.22 from the scope of Purchaser’s potential Liability applicable to Purchaser under the CARA Agreement as of the date hereof.

Section 5.23. Mutual Release. (a) Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.23(b)) or in any of the Ancillary Agreements, each of the Sellers, on behalf of itself and each of its respective Subsidiaries and each of their respective successors and assigns, on the one hand, and Purchaser, on behalf of itself and each of its Subsidiaries, including the Transferred Entities, and each of their respective successors and assigns, on the other hand, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser and the Transferred Entities (in the case of the Sellers) and the Sellers (in the case of the Purchaser) and each of their respective Subsidiaries, and each of their respective heirs, executors, administrators, successors and assigns (such released Persons, the “Releasees”), of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by such other party occurring or failing to occur, in each case, at or prior to the Closing. Neither party hereto shall make, and each party hereto shall not permit any of its Subsidiaries or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of the other party’s Affiliates or any of the other party’s Releasees with respect to any Liabilities released pursuant to this Section 5.23.

(b) Notwithstanding the foregoing, Section 5.23(a) shall not constitute a release from, waiver of, or otherwise applies to the terms of this Agreement or any Ancillary Agreement or any Liability or Contract expressly contemplated by this Agreement or any Ancillary Agreement to be in effect after the Closing, or any enforcement thereof; provided that for the avoidance of doubt, with respect to any Ancillary Agreement that constitutes an amendment to an existing Contract, the release set forth in Section 5.23(a) shall apply to the terms of such existing Contract and any enforcement thereof for all periods prior to the Closing (i.e., before such amendment goes into effect), unless otherwise contemplated by such Ancillary Agreement. Without limiting the generality of the foregoing, nothing contained in Section 5.23(a) shall waive, release or otherwise discharge any Person from any Liability (i) retained, assumed, transferred, assigned or allocated to the Sellers, on the one hand, or Purchaser or the Transferred Entities, on the other hand, in accordance with this Agreement or any Ancillary Agreement or (ii) the release of which would result in the release of any Person other than a Person released pursuant to Section 5.23(a).

Section 5.24. Financial Statements. (a) Parent shall use its reasonable best efforts to (at Purchaser’s sole expense, including with respect to the preparation thereof whether or not the Closing occurs before or after March 30, 2016, or at all, except in the case of a termination of this Agreement by Purchaser pursuant to Section 9.01(b)(ii), in which case all expenses shall be the responsibility of Parent), it being understood that in all cases Parent shall remain responsible for the expenses of the separate audit of Parent’s own consolidated financial statements), if the Closing has not occurred on or prior to March 30, 2016, deliver to Purchaser on or prior to the Closing Date, an audited combined statement of operations, combined statement of comprehensive income, statement of cash flows and statement of net investment of the Business for the year ended December 31, 2015 and an audited combined balance sheet of the Business as of December 31, 2015, and accompanying notes for the foregoing, prepared in accordance with GAAP (except as may be noted therein), consistent with the preparation of the Audited Financial Statements, together with an audit report of PricewaterhouseCoopers LLP (or another nationally recognized “Big 4” accounting firm) with respect to such financial statements. Parent shall use its commercially reasonable efforts to request that PricewaterhouseCoopers LLP (or such other nationally recognized “Big 4” accounting firm) issue a consent to enable Purchaser to include such audited financial statements with any Form 8-K required to be filed by Purchaser with the SEC to report the Sale.

(b) If requested by Purchaser within ten (10) calendar days following the end of the applicable calendar quarter, Parent shall use reasonable best efforts to deliver to Purchaser (at Purchaser’s sole expense, including with respect to the preparation thereof) within sixty (60) days following the end of each calendar quarter ending after June 30, 2015 and at least sixty (60) days prior to the Closing, unaudited combined interim statements of operations, combined interim statement of comprehensive income and combined interim statement of cash flows of the Business for the calendar year to date quarterly period and an interim unaudited combined balance sheet of the Business as of the end of such quarterly period, together with any notes thereto, prepared in accordance with GAAP (except as may be noted therein and subject to normal and recurring year-end adjustments and the absence of certain footnote disclosures).

(c) Notwithstanding anything to the contrary contained herein, Parent’s performance under this Section 5.24 shall not be taken into account with respect to whether (i) any condition to Closing set forth in Article 8 shall have been satisfied, or (ii) any breach or default under any of Seller’s covenants or obligations has occurred for purposes of Section 9.01 or Article 10, and shall not otherwise delay the Closing hereunder.

Section 5.25. Ancillary Agreements. (a) Notwithstanding anything to the contrary, after the date of this Agreement, Parent and Purchaser shall cooperate to as promptly as practicable and in good faith finalize in definitive form any Shared Location Lease in accordance with the terms hereof, so that the definitive form of each such agreement may be executed and delivered by the applicable parties at the Closing. Each Shared Location Lease shall contain the terms set forth on Section 5.05(b) of the Seller Disclosure Schedule and such other terms as mutually agreed by the parties and as are customary (and not inconsistent with the terms set forth on Section 5.05(b) of the Seller Disclosure Schedule) for leases of the nature of the applicable Shared Location Lease.

(b) With respect to each other Ancillary Agreement, the applicable parties shall execute and deliver such agreement at the Closing in accordance with the terms hereof, with only such ministerial additions, deletions and modifications as necessary to complete the missing terms contemplated by the form to be completed by the parties or to correct any scrivener’s errors (provided, that the parties shall act in good faith in discussing further clarifications around the Transition Services Agreement (including, where applicable, determining the actual Service Fee that will be charged for a particular Service (as each such term is defined in the Transition Services Agreement) in accordance with Section 2.1 thereof), if and to the extent reasonably requested by the other party; provided, further, that not agreeing to any such further clarifications shall not be deemed a breach hereof or in any way impact the closing conditions set forth in Article 8 or otherwise delay the Closing hereunder), unless further changes are mutually agreed by the applicable parties. This Section 5.25(b) shall not apply to any Foreign Acquisition Agreements, which are governed by Section 2.08.

(c) If the applicable parties are unable to reach agreement on any material term or condition of the any Shared Location Lease (to the extent not already set forth in Section 5.05(b) of the Seller Disclosure Schedule) such that a definitive agreement is not executed and delivered at the time of Closing, the Closing shall not be delayed but instead the applicable term sheet shall become a binding obligation and shall remain in effect until a definitive agreement replacing such term sheet has been mutually negotiated and executed by all parties thereto.

Section 5.26. Designated Customer Matter. From and after the date hereof (and until the Closing), Parent shall cause the Business to use its commercially reasonable efforts, acting in good faith, to resolve in a commercially reasonable manner as promptly as reasonably practicable (taking into account and in the context of Purchaser’s rights in the penultimate sentence of this Section 5.26) the delays, if any, and any related disputes with the applicable customer in connection with the matter described under Section 3.15 of the Seller Disclosure Schedule under the heading “Designated Customer Matter”. Without limiting the generality of the foregoing, Parent shall, or shall cause the Business to, keep Purchaser reasonably informed, to the extent practicable, on a reasonably current basis, of any material developments arising in connection with the Designated Customer Matter (including by providing copies of any material correspondence made or received by Parent or its Subsidiaries (including the Transferred Entities) in connection with the Designated Customer Matter), and otherwise consult with Purchaser in good faith (including in person to the extent reasonably requested by Purchaser (with appropriate prior notice)) on a reasonably current basis with respect to the Designated Customer Matter and the resolution thereof. In connection with such discussions and consultation, Parent shall consider in good faith Purchaser’s reasonable comments and suggestions with respect to the Designated Customer Matter and the resolution thereof, including any good faith offers of assistance by Purchaser in connection therewith; provided, that (i) subject to clause (ii), until the Closing, Parent shall retain control over the Designated Customer Matter and the resolution thereof, if any, and (ii) neither Parent nor any of its Subsidiaries (including the Transferred Entities) shall agree or commit to any concessions (e.g. increasing in a material respect the obligations on the Business or decreasing in a material respect the benefits to the Business) to the applicable customer involved in the Designated Customer Matter that would reasonably be expected to be, individually or in the aggregate, material and adverse to the Business (in the context of the overall relationship with the applicable customer involved in the Designated Customer Matter) without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed). The cooperation and information sharing obligations of a party under this Section 5.26 shall be limited to the extent any such cooperation or disclosure would jeopardize the attorney-client privilege of such party or contravene any Laws or obligation of confidentiality to a third party; provided, that the parties shall endeavor in good faith to make appropriate substitute arrangements, if practicable and without cost or Liability to either party, in a manner that does not give rise to any of the foregoing circumstances.

Section 5.27. Notices of Certain Events. Each of Parent and Purchaser shall promptly notify the other of: any event or circumstances that have resulted, or would reasonably be expected to result, in the conditions set forth in Section 8.02 not being met, in the case of Parent, or in the conditions set forth in Section 8.03 not being met, in the case of Purchaser; provided, however, that the failure to deliver any notice pursuant to this Section 5.27 shall not (a) be taken into account with respect to whether any condition to the Closing set forth in Article 8 shall have been satisfied, or (b) be deemed a breach or default for purposes of the parties’ termination rights pursuant to Section 9.01 or the parties’ indemnification obligations pursuant to Article 10 and shall not otherwise delay the Closing hereunder.

Section 5.28. Subsequently-Identified Negotiated Agreements in the Intellectual Property Agreement. During the period beginning on the date of this Agreement and ending on the later of (a) the date that is nine (9) months from the date of this Agreement and (b) the Closing Date, if Parent or Purchaser (as the “Notifying Party”) provides written notice to the other party (the “Notified Party”) that the Notifying Party, has identified an agreement governing Intellectual Property as between any Transferred Entity, on the one hand, and Parent or any member of the Parent Group, on the other, entered into on arm’s length terms between a member of the Parent Group, on the one hand, and a Transferred Entity, on the other (and such written notice includes a copy of such agreement and an explanation of the basis on which the Notifying Party came to such determination) (a “Negotiated Agreement Request”), the Notified Party shall consider the Negotiated Agreement Request in good faith and, within sixty (60) days of receipt of the Negotiated Agreement Request, approve or deny the Negotiated Agreement Request. If the Notified Party approves the Negotiated Agreement Request, or does not dispute the Negotiated Agreement Request within sixty (60) days, the agreement included as part of the Negotiated Agreement Request shall be treated as a Negotiated Agreement (as defined in the Intellectual Property Agreement) for all purposes under the Intellectual Property Agreement, at such time as the Intellectual Property Agreement takes effect. If the Notified Party denies the Negotiated Agreement Request, the Notifying Party may challenge that determination under the dispute resolution provisions in Article IX of the Intellectual Property Agreement. For the avoidance of doubt, once effective, the terms of the Intellectual Property Agreement will control over the terms of any agreement the Notifying Party identifies and provides notice to the Notified Party of pursuant to this Section 5.28, unless (i) the Notified Party approves the applicable Negotiated Agreement Request or does not dispute the applicable Negotiated Agreement Request with sixty (60) days of receipt of the Negotiated Agreement Request or (ii) the agreement included as part of the Negotiated Agreement Request is determined to have been entered into on arm’s length terms in accordance with the dispute resolution provisions in Article IX of the Intellectual Property Agreement.

Section 5.29. Treatment of Specified Actions. (a) Subject to Section 5.29(c), from and after the date hereof and prior to the Closing, Parent shall control and defend the Specified Matter and any Actions arising therefrom or from the same, similar or overlapping facts and circumstances (the “Specified Actions”, it being understood that Specified Actions does not include the Specified Demand, which is governed by Section 10.03(b)(iv)), in each case subject to the provisions of this Section 5.29. In connection therewith, Parent shall use its reasonable best efforts to keep counsel for Purchaser informed, on a reasonably current basis, of any material developments arising in connection with the Specified Actions (including by providing copies of any material correspondence or filings made or received by Parent or its Subsidiaries and any material rulings, orders, or awards issued by any Governmental Entity in connection with the Specified Actions); provided, that the determination of whether or not to enter into a settlement of the Specified Actions prior to Closing shall be in Parent’s sole discretion; provided further, that in no event shall Parent propose to enter into or enter into any settlement of any Specified Action that imposes or would impose any injunctive or other equitable relief or finding or admission of any violation of Law or admission of any wrongdoing by any Transferred Entity, the Business or any Business Employee without the prior written consent of Purchaser (in its sole discretion). If Parent enters into any settlement agreement with respect to the Specified Actions, Parent shall provide to counsel for Purchaser a copy of any applicable settlement agreement as promptly as practicable following its execution.

(b) Subject to Section 5.29(c), from and after the Closing, to the extent not settled prior to the Closing, Purchaser shall control and defend the Specified Actions. Parent shall, and shall cause its Subsidiaries to, reasonably cooperate with Purchaser in connection with Purchaser’s defense and/or settlement of any Specified Actions pursuant to Section 5.13.

(c) Any amount paid or payable in a settlement entered into by Parent prior to the Closing (whether paid or payable by any member of the Parent Group or any Transferred Entity), including in respect of any fines, penalties, damages, judgments or awards (but, for the avoidance of doubt, not expenses, including attorneys’ fees, which shall be borne by the party incurring such expenses, including attorneys’ fees) shall be referred to herein as “Specified Amounts”. Parent and Purchaser agree that responsibility for payment of all Specified Amounts shall be as follows (and to the extent that Parent or any of its Subsidiaries (including the Transferred Entities) has paid or is responsible for the payment of any portion of the Specified Amounts, Parent and Purchaser shall cause any applicable reimbursements or payments to be made between them (or their applicable Subsidiaries)). In the event the Specified Actions are settled prior to Closing, (i) Purchaser shall be solely responsible for the first $16,000,000 of the Specified Amounts and (ii) Purchaser and Parent shall each be responsible for one-half of the remainder of the Specified Amounts above $16,000,000. In the event the Specified Actions are not settled prior to Closing, Parent and its Subsidiaries shall not be responsible for any amounts payable in respect of a settlement entered into by Purchaser, or otherwise, in respect of the Specified Actions from and after the Closing.

ARTICLE 6

EMPLOYEE MATTERS COVENANTS

Section 6.01. Treatment of Business Employees. (a) Subject to applicable Law, effective as of immediately prior to the Closing, Parent shall (or shall cause its applicable Affiliates, including any Sellers (other than the Tata JV Seller), to), in good faith and in consultation with Purchaser, transfer the employment of each (i) employee primarily engaged in rendering services in respect of the Business (other than any LTD Employee) who is employed by a member of the Parent Group from such member to a Transferred Entity and (ii) employee who is not primarily engaged in rendering services in respect of the Business and who is employed by a Transferred Entity from such Transferred Entity to a member of the Parent Group designated by Parent; provided, that to the extent that Parent determines in good faith and in consultation with Purchaser that the employment of an employee described in clause (i) cannot be transferred to a Transferred Entity prior to the Closing because of restrictions imposed by applicable Law, (A) Purchaser or one of its Subsidiaries shall make an offer of employment to such employee on terms consistent with those applicable to Business Employees generally under this Article 6 (or, if no such employing entity exists or there are legal constraints to Purchaser making an offer of employment to such employee, arrange for an offer of employment to be made by a third party as a service provider to Purchaser or its applicable Subsidiary), (B) Parent and Purchaser shall otherwise cooperate to cause such employee to become employed by Purchaser or its applicable Subsidiary at, or as soon as reasonably practicable following, the Closing (or, if no such employing entity exists or there are legal constraints on Purchaser from employing such employee, arrange for employment with a third party as a service provider to Purchaser or its applicable Subsidiary) and (C) from and after such employee’s commencement of employment with Purchaser or its applicable Subsidiary (or with a third party as a service provider to Purchaser or its applicable Subsidiary), such employee shall be considered a “Business Employee” for all purposes under this Agreement. Parent and Purchaser shall (or shall cause their respective Affiliates, to) cooperate to use reasonable efforts to comply in all respects with all employee-related notification, information, consultation and co-determination obligations arising under the Transfer Regulations, any applicable Law, any Collective Bargaining Agreement or any other legally enforceable agreement applicable to the Business Employees.

(b) Purchaser shall provide or cause to be provided to the Business Employees (other than any Union Employees), (i) during the period commencing on the Closing Date and ending on the later of (A) the first anniversary of the Closing Date and (B) the end of the Continuation Period, the same wage rate or cash salary level in effect for such Business Employees immediately prior to the Closing and (ii) during the Continuation Period, equity and non-equity incentive compensation (other than eligibility for, or receipt of, equity incentive awards under Parent’s Employee Scholar Program), fringe benefits, perquisites and employee benefits (other than defined benefit pension benefits and post-retirement health and welfare benefits), that are substantially comparable in value, in the aggregate, to those in effect with respect to such Business Employees immediately prior to the Closing; provided that no Business Employee shall participate in any defined benefit pension plan sponsored by Purchaser or any of its Affiliates unless such participation is required pursuant to the terms of a Collective Bargaining Agreement. Notwithstanding anything to the contrary and solely in accordance with the terms of the Transition Services Agreement, (A) any Business Employee who, as of immediately prior to the Closing, participates in Parent’s Executive Leased Vehicle Program shall continue to be eligible to participate in such program during the Continuation Period and Purchaser shall bear all liability for the costs of the program in respect of such Business Employees, and (B) during the Continuation Period, Business Employees who were eligible to participate in Parent’s Employee Scholar Program immediately prior to the Closing may continue to enroll and participate in courses pursuant to such program and Purchaser shall bear all liability for tuition and other costs of the program in respect of such Business Employees (for the avoidance of doubt, any such Business Employees will not be eligible to receive equity incentive awards in connection with their participation in such program). Purchaser agrees that after the Closing (and no later than March 15, 2016 (assuming the Closing occurs prior to such date), or if the Closing occurs after March 15, 2016, within a reasonable time thereafter), Purchaser will grant 2016 annual equity incentive awards to the Business Employees who were eligible to receive annual equity incentive compensation under Parent’s program immediately prior to the Closing, to the extent Parent has not granted such awards prior to the Closing, with such Purchaser awards to have a target grant date fair value at least equal to the target grant date fair value of the annual equity incentive awards granted to such eligible Business Employee under Parent’s program in 2015. Effective as of January 1, 2017, Purchaser shall cause the Business Employees (other than any Union Employees) to commence participation in the broad-based employee benefit plans, including health and welfare plans, covering, and at levels no less favorable than apply to, similarly situated employees of Purchaser and its Affiliates. Compensation and employee benefits for Union Employees shall be provided in accordance with the applicable Collective Bargaining Agreement as in effect from time to time. For the avoidance of doubt, Purchaser shall not be prohibited by this Section 6.01(b) from terminating the employment of any Business Employee following the Closing Date, subject to Section 6.03.

(c) Purchaser or its Affiliates shall provide the Business Employees full credit for all service with Parent or any of its Affiliates (including the Transferred Entities) (or any predecessor employer for which the foregoing credited service) for all purposes under (i) any Transferred Entity Benefit Plans, (ii) any other employee benefit plan, program, policy or arrangement and (iii) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Business Employees as of and after the Closing by Purchaser or any of its Affiliates, to the same extent such service is recognized by a Seller and its applicable Affiliates (including the Transferred Entities) under any similar plan, program, policy, arrangement or entitlement immediately prior to the Closing, subject to offsets for previously accrued benefits and to avoid the duplication of benefits; provided, however, that neither Purchaser nor any of its Affiliates shall be required to provide credit for such service for (i) level of benefit or benefit accrual purposes under any defined benefit pension plan or (ii) eligibility under any frozen defined benefit pension plan, in each case, that is sponsored or maintained by Purchaser or any of its Affiliates, unless such credit is required pursuant to the terms of a Collective Bargaining Agreement (however, for the avoidance of doubt, Purchaser and its Affiliates shall be required to provide credit for such service for purposes of the level of benefit accruals under any defined contribution profit-sharing or matching plan).

Section 6.02. Health Coverages. Each Business Employee (and his or her eligible dependents) eligible for coverage under a group health plan or plans of the Purchaser or its Affiliates shall not be excluded from coverage on the basis of any pre-existing condition of such Business Employee or dependent (other than any limitation already in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan. If a Business Employee becomes eligible to participate in a Purchaser group health plan for the first time following the Closing, Purchaser shall provide such Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Business Employee under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan during the same plan year, if any, for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans. For the avoidance of doubt, on and after the Closing Date, any claims for services made by Business Employees that are incurred (but not reported) prior to the Closing Date shall be submitted under the applicable group health Seller Benefit Plan.

Section 6.03. Severance. With respect to any Business Employee who, during the period commencing on the Closing Date and ending on the first anniversary thereof, experiences a Qualifying Termination, Purchaser shall provide severance pay and benefits that are no less favorable than the severance pay and benefits described on Section 6.03 of the Seller Disclosure Schedule, or are required pursuant to any Collective Bargaining Agreement, if applicable, in each case, taking into account the Business Employee’s period of employment with Parent and its Subsidiaries (including any Transferred Entity) prior to the Closing and with Purchaser and its Subsidiaries on and after the Closing.

Section 6.04. Compensation and Benefits Arrangements. Parent and Purchaser shall cooperate in good faith to take all actions necessary to effectuate the compensation and benefits arrangements described in Section 6.04 of the Seller Disclosure Schedule.

Section 6.05. WARN. Purchaser shall be solely responsible for, and agrees to indemnify and hold harmless the Parent Group from and against, any Liabilities under WARN with respect to any Service Provider located in the U.S. who is found to have suffered an “employment loss” under WARN on or after the Closing Date or who, by reason of actions by Purchaser or its Affiliates at or after the Closing, is deemed to have suffered an “employment loss” under WARN at or prior to the Closing; provided that Parent and Sellers have cooperated in good faith with Purchaser and its Affiliates to deliver any notices to Service Providers located in the U.S. and take any other actions as of the Closing Date as may be needed to comply with WARN; provided, further, that no later than 15 days prior to the Closing Date, Parent has provided Purchaser with a true and accurate schedule indicating how many Service Providers located in the U.S. have had their employment terminated or have been notified of an “employment loss” by Sellers or one of their respective Affiliates (including the Transferred Entities) during the preceding 90-day period at each facility, site of employment and operating unit of the Sellers and their respective Affiliates, which schedule has been updated by Parent as of the Closing Date. Parent shall (subject to the immediately preceding sentence) be solely responsible for, and agrees to indemnify and hold harmless Purchaser and its Affiliates from and against, any Liabilities under WARN with respect to any Service Providers located in the U.S. who is found to have suffered an “employment loss” under WARN prior to the Closing Date (other than by reason of actions by Purchaser or its Affiliates at or after the Closing).

Section 6.06. Accrued Vacation and Sick Leave. Purchaser will recognize and assume the liability with respect to accrued but unused vacation time and sick leave (in the case of such sick leave, up to the caps or maximums allowed under Purchaser’s sick leave policies) for all Business Employees in which such recognition is permitted by applicable Law. In each jurisdiction where payment of the value of accrued but unused vacation time to Business Employees in connection with the Closing is required by applicable Law and, with respect to Business Employees located in the Material Employee Jurisdictions only, the relevant Business Employee has, to the extent permitted by applicable Law, been asked at least fourteen (14) days prior to the Closing to waive his or her right to such payment in favor of the recognition of such accrued but unused vacation time by Purchaser and has not done so, (i) Parent will pay, or cause to be paid, all accrued but unused vacation time to such Business Employees as soon as reasonably practicable after the Closing Date and (ii) Purchaser will credit each such Business Employee with unpaid vacation time equal to the balance of the accrued but unused vacation paid to such Business Employee pursuant to clause (i). Purchaser reserves the right to require any Business Employee to use, within a reasonable amount of time after the Closing, any accrued paid or unpaid vacation time in excess of any maximums or caps imposed under any policy of Purchaser or its Affiliates applicable to similarly situated employees of Purchaser or its Affiliates.

Section 6.07. LTD Employees. Each LTD Employee shall remain an employee of, or have his or her employment transferred prior to the Closing to, a member of the Parent Group, and shall continue to participate in Parent’s long-term disability plan following the Closing Date in accordance with the terms of that plan, as in effect from time to time. Subject to Parent notifying Purchaser of an LTD Employee’s return to active employment within ten (10) Business Days of such return, Purchaser or one of its Subsidiaries shall make an offer of employment to such LTD Employee on terms consistent with those applicable to Business Employees generally under this Article 6, provided that the LTD Employee returned to active employment with the Parent Group on or prior to the expiration date of such LTD Employee’s eligibility for disability benefits or approved leave period and within one (1) year following the Closing Date (or such longer period required by applicable Law or any applicable Collective Bargaining Agreement). From and after such LTD Employee’s commencement of employment with Purchaser or one of its Affiliates, such LTD Employee shall be considered a “Business Employee” for all purposes under this Agreement.

Section 6.08. Pension Plans. Purchaser shall not assume any obligations under or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan that is a “pension plan” (as defined in Section 3(2) of ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA or a non-U.S. pension or defined benefit plan. For the avoidance of doubt, Purchaser acknowledges and agrees that, if and to the extent required by any Collective Bargaining Agreement, Purchaser or one of its Affiliates shall provide benefits to the Union Employees covered by such Collective Bargaining Agreement under a plan sponsored by Purchaser or one of its Affiliates that is a “pension plan” (as defined in Section 3(2) of ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA or a non-U.S. pension or defined benefit plan and Purchaser and its Affiliates shall be liable for all such benefits required by the terms of the applicable Collective Bargaining Agreement to be accrued in respect of periods after the Closing, including to the extent that such benefits take into account compensation received and services provided by Union Employees prior to the Closing. Subject to applicable Law, Parent shall, upon request from Purchaser, promptly provide to Purchaser information relating to any Union Employee (including, without limitation, information regarding compensation and length of service) as may reasonably be requested by Purchaser in order to facilitate the provision (and calculation) of benefits contemplated by the preceding sentence.

Section 6.09. 401(k) Plan. Effective at or as soon as reasonably practicable after the Closing, Purchaser shall permit each U.S. Business Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by a Seller (collectively, the “Seller 401(k) Plans”) to be eligible to participate in Purchaser’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Purchaser 401(k) Plan”). If such participation in the Purchaser 401(k) Plan does not commence effective as of the Closing Date, Purchaser will, as soon as reasonably practicable after participation in the Purchaser 401(k) Plan commences, make a matching contribution with respect to each U.S. Business Employee who participated in the Seller 401(k) Plans immediately prior to the Closing in an amount equal to the amount, if any, that otherwise would have been contributed in respect of such U.S. Business Employee had such U.S. Business Employee been able to participate in the Purchaser 401(k) Plan immediately after the Closing. Purchaser shall continue to make available to U.S. Business Employees and maintain for the benefit of U.S. Business Employees the Purchaser 401(k) Plan in accordance with its terms during the Continuation Period.

Section 6.10. Flexible Spending Accounts. To the extent any U.S. Business Employee is participating in a Seller Benefit Plan that provides for qualified flexible spending accounts for medical and/or dependent care expenses as of the Closing, Purchaser shall permit each such U.S. Business Employee, effective as of the Closing Date and through the Continuation Period, to be eligible to participate in an employee benefit plan maintained by Purchaser or its Affiliates that provides for qualified flexible spending accounts for medical and/or dependent care expenses, as applicable. Purchaser shall credit such accounts with the amount (positive or negative) credited as of the Closing Date under comparable accounts maintained under Seller Benefit Plans from the beginning of the plan year to the Closing Date. As soon as practicable after the Closing Date, (a) the Parent Group shall pay to Purchaser in cash the amount, if any, by which aggregate contributions made by U.S. Business Employees to the Parent Group’s flexible spending accounts exceeded the aggregate benefits provided to U.S. Business Employees as of the Closing or (b) Purchaser shall pay to the Parent Group in cash the amount, if any, by which aggregate benefits provided to U.S. Business Employees under the Parent Group’s flexible spending accounts exceeded the aggregate contributions made by U.S. Business Employees as of the Closing.

Section 6.11. Collective Bargaining Agreements with Respect to Business Employees. Purchaser agrees that as of and following the Closing Date, Purchaser shall recognize the unions or other counterparties that are signatories to the Collective Bargaining Agreements as the representatives of the Business Employees of the bargaining units described therein.

Section 6.12. W-2 Matters. Pursuant to IRS Revenue Procedure 2004-53, Purchaser and the Sellers shall apply the “standard” method for purposes of employee payroll reporting with respect to Business Employees.

Section 6.13. Key Employee Resignations. Parent shall promptly notify Purchaser if, prior to the Closing Date, to the Knowledge of Parent, any Key Employee either (a) communicates in writing to the appropriate human resources representative of Parent or any Transferred Entity that he or she intends to resign as a result of the transactions contemplated by this Agreement or (b) actually resigns or retires.

Section 6.14. No Third-Party Beneficiaries. Without limiting the generality of Section 11.05, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any Transferred Entity, the Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any

Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, after the Closing Date, from terminating the employment of any Business Employee or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

Section 6.15. International Transferred Entity Benefit Plans. Within thirty (30) Business Days following the date of this Agreement, the Sellers shall make available to Purchaser (a) a true and complete list, as of the date of this Agreement, of each Transferred Entity Benefit Plan covering Service Providers located within a jurisdiction other than a Material Employee Jurisdiction and (b) with respect to the International Transferred Entity Benefit Plans, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (iii) of Section 3.10(a).

Section 6.16. Treatment of International Business Employees. The following terms and conditions shall, in addition to the other applicable terms and conditions of this Section 6.16, apply to International Business Employees:

(a) In the case of International Business Employees, from and after the Closing, Purchaser and its Subsidiaries (including the Transferred Entities) shall comply in all material respects with any additional obligations or standards arising under applicable Laws governing the terms and conditions of their employment or severance of employment in connection with the Sale or otherwise. For the avoidance of doubt, any severance benefits or termination pay required to be provided to any Business Employee pursuant to applicable Law as a result of Purchaser’s failure to comply with the provisions of this Agreement shall be solely an obligation of Purchaser.

(b) In the case of any International Seller Benefit Plan, Parent or its Affiliates, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any International Business Employees and former international employees of the Business (and their respective eligible dependents and beneficiaries) who are participating in any International Seller Benefit Plan to cease participation in such International Seller Benefit Plan. Except as otherwise provided by applicable Law, with respect to any International Seller Benefit Plan that is a defined benefit or defined contribution plan, Parent shall retain all assets and Liabilities with respect to such International Seller Benefit Plan and their eligible dependents and beneficiaries with respect to the participation of any Business Employee prior to the Closing Date.

Section 6.17. Employee Communications. As soon as reasonably practicable following the date of this Agreement, Parent and Purchaser shall coordinate in good faith to develop a mutually agreed communications strategy with respect to Business Employees, which shall require that each party shall provide the other with a reasonable right to comment on and approve (such approval not to be unreasonably withheld, conditioned or delayed) any written communications by the other party intended for distribution to Business Employees prior to the Closing regarding the transactions contemplated by this Agreement and the terms of employment with Purchaser following the Closing Date.

Section 6.18. Certain Notifications. Purchaser shall notify Parent promptly (but in any event within twenty (20) calendar days) of the separation from service with Purchaser and its Affiliates (including the Transferred Entities) of any Business Employee (a) who participates as of immediately prior to the Closing in a Seller Benefit Plan that is a qualified defined contribution plan or (b) who participates as of immediately prior to the Closing in a Seller Benefit Plan that is a non-qualified deferred compensation plan. Parent shall provide to Purchaser on the Closing Date a list of the Business Employees described in each of clause (a) and clause (b). Purchaser’s obligation under this covenant shall survive until all Business Employees described in each of clause (a) and clause (b) have separated from service with Purchaser and its Affiliates (including the Transferred Entities).

ARTICLE 7

TAX MATTERS

Section 7.01. Section 338(h)(10) Elections; Purchase Price Allocation. (a) Parent and Purchaser shall (or shall cause their relevant Affiliates to) jointly make a timely and irrevocable election under Section 338(h)(10) of the Code (and any corresponding elections under any applicable state or local Tax Law) with respect to the acquisition of the Section 338(h)(10) Subsidiaries pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”).

(b) Parent and Purchaser shall (and shall cause their relevant Affiliates to) cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Elections, including IRS Forms 8023 and 8883 and any similar forms under applicable state and local income Tax Laws (collectively, the “Section 338(h)(10) Forms”) in a manner consistent with the Purchase Price Allocation Schedule and, if any, the Allocation. Parent and Purchaser shall (or shall cause their relevant Affiliates to) timely file such Section 338(h)(10) Forms with the applicable taxing authorities. Each of Parent and Purchaser agrees that it shall not, and shall not permit any of its Affiliates to, revoke the Section 338(h)(10) Elections following the filing of the Section 338(h)(10) Forms without the prior written consent of Purchaser and Parent, respectively.

(c) Prior to the Closing, Parent and Purchaser shall agree on the form and content of, and at Closing, Parent and Purchaser shall each deliver to the other party one or more duly executed IRS Forms 8023 that reflect the Section 338(h)(10) Elections (and any analogous forms required to effectuate the Section 338(h)(10) Elections for state or local Tax purposes).

(d) Purchaser shall make (and shall cause its Affiliates to make) an election under Section 338(g) of the Code (and any corresponding elections under any applicable state or local Tax Law) with respect to the acquisition of each Foreign Transferred Entity that is treated as a corporation for U.S. federal income tax purposes as of immediately prior to the Closing (such elections, the “Section 338(g) Elections”). Parent and Purchaser shall (and shall cause their relevant Affiliates to) cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Section 338(g) Elections (the “Section 338(g) Forms”) and shall agree on the form and content of all Section 338(g) Forms prior to the Closing. Purchaser agrees that it shall not, and shall not permit any of its Affiliates to, revoke the Section 338(g) Elections after the filing of the Section 338(g) Forms without the prior written consent of Parent. Neither Parent nor Purchaser shall (and each shall cause its Affiliates not to) take or agree to take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the making of any of the Section 338(g) Elections.

(e) For all U.S. federal (and applicable state and local) Tax purposes, Parent and Purchaser agree to (and agree to cause their respective Affiliates to) treat (i) the sale of the Shares of each of the Disregarded Entities pursuant to this Agreement as a sale of the assets of each such Disregarded Entity (and the assets of any of its relevant disregarded subsidiaries) by the applicable Seller, (ii) the sale of the shares of the Section 338(h)(10) Subsidiaries pursuant to this Agreement in accordance with Treasury Regulations Section 1.338(h)(10)-1 and (iii) the sale of the shares of any Foreign Transferred Entity with respect to which a Section 338(g) Election is made pursuant to Section 7.01(d) in accordance with Treasury Regulations Section 1.338-1 (the treatment described in clauses (i), (ii) and (iii) above, the “Transaction Tax Treatment”).

(f) Purchase Price Allocation.

(i) For Tax purposes, Parent and Purchaser agree to (and agree to cause their respective Affiliates to) allocate the Purchase Price (as adjusted to take into account any payment pursuant to Section 2.07) and any other amounts treated as consideration for such Tax purposes among the assets and shares deemed sold for U.S. federal income tax purposes in accordance with Schedule III (such schedule, the “Purchase Price Allocation Schedule”).

(ii) No later than one hundred and twenty (120) days after the Purchase Price is finally determined hereunder (pursuant to Section 2.06), Purchaser shall deliver to Parent a proposed allocation of the Purchase Price (as adjusted to take into account any payment pursuant to Section 2.07) and other relevant amounts as of the Closing Date, which allocation shall incorporate, reflect and be consistent with the Transaction Tax Treatment and the Purchase Price Allocation Schedule, and be determined in a manner consistent with Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchaser’s Draft Allocation”). If Parent disagrees with Purchaser’s Draft Allocation, Parent may, within thirty (30) days after delivery of Purchaser’s Draft Allocation, deliver a notice (the “Parent’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Parent disagrees and setting forth Parent’s proposed allocation of the Purchase Price (and other relevant amounts). If the Parent’s Allocation Notice is duly delivered, Parent and Purchaser shall, during the twenty (20) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and other relevant amounts). If Parent and Purchaser are unable to reach such agreement, each of Parent and Purchaser may separately determine the allocation of the Purchase Price (and other relevant amounts); provided, that any such allocation shall incorporate, reflect and be consistent with the Transaction Tax Treatment and the Purchase Price Allocation Schedule. The allocation of the Purchase Price (and other relevant amounts) as prepared by Purchaser if no Parent’s Allocation Notice has been timely delivered, as adjusted pursuant to any agreement reached by Parent and Purchaser, if any (the “Allocation”), shall be conclusive and binding on all parties. The Allocation, if any, shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Purchase Price pursuant to Section 7.10. Any such adjustment shall be allocated, consistent with this Section 7.01(f), to the asset, assets, share or shares (if any) to which such adjustment is attributable.

(iii) Parent and Purchaser shall (and shall cause their Affiliates to) (A) prepare and file all Tax Returns (including the Section 338(h)(10) Forms), in a manner consistent with the Transaction Tax Treatment, the Section 338(h)(10) Elections, the Section 338(g) Elections, the Purchase Price Allocation Schedule and, if any, the Allocation and (B) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 7.02. Tax Indemnification by the Sellers. Subject to Section 10.02(b)(iv), effective as of and after the Closing Date, the Sellers shall pay or cause to be paid, and shall indemnify Purchaser and each of its Subsidiaries (including the Transferred Entities after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against (a) any Taxes imposed on the Transferred Entities for any Pre-Closing Period (and any Taxes imposed on the Transferred Entities with respect to any transactions contemplated by Section 5.08, Section 5.09, Section 5.10, or Section 5.21); (b) any Taxes of any Seller or any of their respective Affiliates (other than any Transferred Entity) for which any Transferred Entity is liable under Treasury Regulation Section 1.1502-6 or 1.338(h)(10)-1(d)(2) (or under any similar provision of state, local or foreign Law), as transferee or successor, or by reason of having been a member of a consolidated, affiliated, combined or other group for Tax purposes at any time before the Closing; (c) any Taxes arising out of or relating to any breach of, or inaccuracy in, any representation or warranty contained in Section 3.13(h), (j), (k), (l) or (m) or any breach of any covenant or agreement of the Sellers contained in this Agreement; (d) any Taxes (other than Transfer Taxes) imposed on any Seller or any Subsidiary thereof (or Purchaser as a method of collecting such Taxes) with respect to the sale of the Shares pursuant to this Agreement (including, for the avoidance of doubt, any Taxes imposed on the deemed asset sales resulting from the Section 338(h)(10) Elections, but not including any withholding Taxes in respect of which Purchaser is required to pay additional amounts pursuant to the last sentence of

Section 2.09); (e) any Taxes resulting from any action of any Seller, or any Affiliate of any Seller, that causes any Section 338(h)(10) Election or any Section 338(g) Election to be invalid; (f) Transfer Taxes for which Sellers are responsible pursuant to Section 7.12; (g) any subsidies required to be repaid or Taxes arising out of or relating to the reduction or cancellation by a Governmental Entity in Poland of any public aid granted with respect to a Pre-Closing Period under a special economic zone permit or form of public aid regime in Poland to the extent such reduction or cancellation results from Polskie Zaklady Lotnicze Sp. z.o.o.’s failure to satisfy the requirements thereof on or prior to the Closing; and (h) costs and expenses, including reasonable legal and other professional advisor fees and expenses attributable to any item described in clauses (a) to (g); provided, however, that the Sellers shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against (i) any Taxes to the extent such Taxes were reflected as a reserve or liability in Working Capital on the Final Working Capital and Indebtedness Statement, (ii) any Taxes that are recoverable as a cost in a cost-reimbursement or fixed-price (cost-redeterminable) government contract of the Transferred Entities, or (iii) any Taxes for which Purchaser is responsible pursuant to Section 7.03. Notwithstanding anything to the contrary in this Agreement, in the event any Taxes for which the Sellers otherwise would be responsible pursuant to this Section 7.02 are set off or otherwise reduced by the utilization of any loss, deduction or credit of a Transferred Entity (x) attributable to and arising in a Post-Closing Period (other than as a result of a carry back of a Subsequent Loss into a Pre-Closing Period that is not permitted under Section 7.06(c)), then Sellers shall pay or cause to be paid to the Purchaser Tax Indemnified Parties the amount Sellers would have been required to pay to the Purchaser Tax Indemnified Parties pursuant to this Section 7.02 in the absence of such set-off or such other reduction or (y) attributable to and arising in a Pre-Closing Period or a carry back of a Subsequent Loss into a Pre-Closing Period that is not permitted under Section 7.06(c), then Sellers shall not be required to pay or cause to be paid to the Purchaser Tax Indemnified Parties any amounts so set-off or otherwise reduced. For purposes of this Article 7, the Intellectual Property Agreement (including, for the avoidance of doubt, the assignments pursuant to Sections 2.1.1, 2.2.1, 3.1 and 3.2 and the license grants pursuant to Sections 4.1.1 and 4.2.1 thereof) shall be deemed to be effective immediately prior to the Closing.

Section 7.03. Tax Indemnification by Purchaser. Subject to Section 10.03(b)(iii), effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify each member of the Parent Group (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against (a) any Taxes imposed on the Transferred Entities for any Post-Closing Period (other than such Taxes for which Sellers are responsible under Section 7.02); (b) any Taxes arising from any action or transaction by Purchaser, its Affiliates or the Transferred Entities outside of the ordinary course of business on the Closing Date after the Closing (other than any action or transaction taken at the written direction of Parent); (c) any Taxes arising out of or relating to any breach of any covenant or agreement of Purchaser contained in this Agreement; (d) any Transfer Taxes for which Purchaser is responsible under Section 7.12; and (e) any costs and expenses, including reasonable legal or other professional advisor fees and expenses attributable to any item described in this Section 7.03(a) to (d).

Section 7.04. Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of each of the Transferred Entities that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (a) Property Taxes of the Transferred Entities allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) Taxes (other than Property Taxes) of the Transferred Entities allocable to the Pre-Closing Period, including, for the avoidance of doubt, such Taxes attributable to the ownership of any equity interest in a partnership, other “flow through” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code (or any similar provision of state, local or non-U.S. Law)), shall be computed as if the taxable period of each applicable entity ended as of the end of the day on the Closing Date and in a manner consistent with past practices of the Transferred Entities (or of Parent with respect to the Transferred Entities); provided that (x) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period and (y) any deductions in respect of (A) Parent Retention Payments, 2015 Incentive Compensation payments and any compensatory equity awards with respect to Parent Common Stock granted by Parent to Service Providers during the Pre-Closing Period shall be allocated to the Pre-Closing Period and (B) Purchaser Retention Payments and 2016 Incentive Compensation payments shall be allocated to the Post-Closing Period.

Section 7.05. Tax Returns. (a) Parent shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes any member of the Parent Group, on the one hand, and any of the Transferred Entities, on the other hand (a “Combined Tax Return”) and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Transferred Entities for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Parent shall timely file or cause to be timely filed, and shall pay or cause to be paid any Taxes shown as due on, any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). Parent shall deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least thirty (30) days (or such shorter period as is reasonable taking into account the Tax period and the nature of the relevant Tax Return or other relevant circumstances) prior to the due date for filing such Tax Returns (taking into account any extensions) for Purchaser’s review and comment, and Parent shall consider in good faith any written comments to such Pre-Closing Separate Tax Returns received from Purchaser reasonably in advance of such due date for filing such Tax Returns. Purchaser shall timely file or cause to be timely filed such Tax Returns and shall pay or cause to be paid any Taxes shown as due thereon and Parent shall pay Purchaser the amount of any such Taxes that are the responsibility of Sellers under Section 7.02 no later than ten (10) days after Purchaser notifies Seller in writing that it has filed, or caused to be filed, such Tax Return and paid, or caused to be paid, such Taxes. Except as otherwise required by applicable Law or as would not reasonably be expected to have an adverse effect or be binding on Purchaser or any of its Affiliates (including the Transferred Entities) in a Post-Closing Period, all Pre-Closing Separate Tax Returns shall be prepared in a manner consistent with past practices of the Transferred Entities (or of Parent with respect to the Transferred Entities). Purchaser shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Parent. At Parent’s reasonable request and expense, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns unless such amended Pre-Closing Separate Tax Return, or the filing thereof, would reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates (including the Transferred Entities) in a Post-Closing Period. Purchaser shall promptly provide (or cause to be provided) to Parent any information reasonably requested by Parent to facilitate the preparation and filing of any Tax Returns described in this Section 7.05(a) and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Parent, which information and timeline shall be consistent with the past practice of the Transferred Entities, as applicable.

(b) Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Transferred Entities for any Straddle Period (other than any Combined Tax Return) (each, a “Straddle Period Separate Tax Return”) and shall timely pay or cause to be timely paid all Taxes shown as due thereon. Except as required by applicable Law, Purchaser shall prepare or cause to be prepared such Straddle Period Separate Tax Returns in a manner consistent with past practices of the Transferred Entities (or of Parent with respect to the Transferred Entities) and Parent shall, consistent with Section 7.08(b), provide Purchaser with such cooperation, documentation and information reasonably requested by Purchaser to timely prepare such Straddle Period Separate Tax Returns in such manner. Purchaser shall deliver to Parent for its review and comment a copy of such Straddle Period Separate Tax Returns at least thirty (30) days (or such shorter period as is reasonable taking into account the Tax period and the nature of the relevant Tax Return or other relevant circumstances) prior to the due date thereof (taking into account any extensions) and Purchaser shall (x) make such revisions to such Straddle Period Separate Tax Returns as are reasonably requested by Parent to the extent such revisions relate to the Pre-Closing Period or to the extent such revisions relate to the past practice of the Transferred Entities (or of Parent with respect to the Transferred Entities) and (y) consider in good faith any other written comments received from Parent reasonably in advance of such due date for filing such Straddle Period Separate Tax Returns. If Purchaser disagrees with any comments provided by Parent with respect to any Straddle Period Separate Tax Return, the parties shall cooperate in good faith to resolve any such disagreement prior to the due date for filing such Straddle Period Separate Tax Return (taking into account extensions). If the parties are unable to so resolve any such disagreement, such Straddle Period Separate Tax Return shall be filed as prepared by Purchaser (as revised by Purchaser to reflect any comments of Parent with which Purchaser agrees), and, at Parent’s request, the parties shall promptly cause any remaining disagreement to be resolved by the Independent Accounting Firm. Any decision of the Independent Accounting Firm shall be consistent with the terms of this Agreement and shall be final and binding on all parties. Purchaser shall promptly amend (or cause to be amended) the relevant Straddle Period Separate Tax Return to reflect the determination of the Independent Accounting Firm and shall file (or cause to be filed) such return. The fees and expenses of the Independent Accounting Firm shall be borne equally by Parent and Purchaser. Parent shall pay Purchaser the amount of any Taxes that are the responsibility of Sellers pursuant to Section 7.02 with respect to any such Straddle Period Separate Tax Return no later than ten (10) days after Purchaser notifies Parent in writing that it has filed, or caused to be filed, such Tax Return. Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). At Parent’s reasonable request and expense, Purchaser shall file, or cause to be filed, amended Straddle Period Separate Tax Returns; provided, however, that Purchaser shall have no obligation to file, or cause to be filed, any amended Straddle Period Separate Tax Return if such amended Straddle Period Separate Tax Return, or the filing thereof, would reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates (including the Transferred Entities) in a Post-Closing Period.

(c) Notwithstanding anything to the contrary in this Agreement, (A) neither Parent nor the Sellers shall be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Parent or a member of the Parent Group or (ii) a consolidated, combined or unitary group that includes any member of the Parent Group (including any Combined Tax Return) and (B) in the case of a Business Joint Venture that is classified as a partnership for U.S. federal income Tax purposes, the party responsible for preparing the partnership Tax Returns for such Business Joint Venture for the taxable period that includes the Closing Date under this Section 7.05 shall, if it is legally able to do so and subject to obtaining any required consents from any other holder of equity interests in such Business Joint Venture, make an election under Section 754 of the Code (and any similar elections available under applicable state or local law) with respect to such Business Joint Venture, and if none of Purchaser, Parent or their respective Affiliates is legally able to do so, then Parent shall reasonably cooperate with Purchaser to request that the other holders of equity interests in such Business Joint Venture make such elections.

Section 7.06. Certain Tax Benefits, Refunds, Credits and Carrybacks. (a) If, in respect of a taxable year that begins prior to the four (4) year anniversary of the Closing Date, Purchaser or any of its Affiliates (including the Transferred Entities) actually realizes (determined on a “with and without” basis), by way of a reduction of Taxes paid, a net Tax Benefit (for the avoidance of doubt, determined by taking into account any related net Tax cost, including any net Tax cost associated with the receipt of any indemnification payment) as a result of (i) any adjustment in any Tax Proceeding made with respect to any Tax Item by any taxing authority with respect to Taxes for which Sellers are responsible under Section 7.02 or (ii) any Tax Item arising in respect of any payment, loss, obligation, liability or Tax paid or incurred by any member of the Parent Group or for which Sellers are responsible to pay under this Agreement (including, for the avoidance of doubt, any deduction in respect of Parent Retention Payments, 2015 Incentive Compensation payments and any compensatory equity awards with respect to Parent Common Stock granted by Parent to Service Providers during the Pre-Closing Period), then Purchaser shall pay to Parent the amount of such Tax Benefit within fifteen (15) days after such Tax Benefit is actually realized or utilized (it being understood that in the case of any such Tax Benefit that is reflected on a Tax Return, such Tax Benefit shall be deemed to be actually realized or utilized on the date on which such Tax Return is filed). Purchaser shall, or shall cause its relevant Affiliate (including the Transferred Entities) to, claim any Tax Benefit to which it is entitled as a result of any adjustment described in clause (i) above. Purchaser shall not, and shall cause its Affiliates (including the Transferred Entities) not to, claim any Tax Item described in clause (ii) above on any Tax Return for a Post-Closing Period; provided, however, that if any such Tax Item is not permitted by Law to be claimed on a Tax Return for which Parent has filing responsibility pursuant to Section 7.05(a) and is permitted by Law to be claimed on a Tax Return for a Straddle Period or Post-Closing Period, then Purchaser shall claim or cause its relevant Affiliate (including the Transferred Entities) to claim such Tax Item. Within fifteen (15) days after Purchaser notifies Parent in writing that any Governmental Entity required Purchaser to pay any Taxes the reduction of which constituted a Tax Benefit the amount of which Purchaser previously paid over to Parent pursuant to this Section 7.06(a), Parent shall repay to Purchaser such amount previously received by Parent.

(b) Parent shall be entitled to (i) any refunds or credits of any Taxes for which the Sellers are responsible under Section 7.02 and (ii) any refunds or credits to which Parent is entitled under Section 7.06(a); provided, however, that Parent shall not be entitled to any refunds or credits if and to the extent such refunds or credits were reflected as an asset in Working Capital on the Final Working Capital and Indebtedness Statement or result from the carryback of any Subsequent Loss (except for any such carryback that is not permitted under Section 7.06(c)). Purchaser shall be entitled to any refunds or credits of Taxes of the Transferred Entities other than refunds or credits to which Parent is entitled pursuant to the preceding sentence. Any refunds or credits of Taxes of the Transferred Entities for any Straddle Period shall be equitably apportioned between Parent and Purchaser in accordance with the principles set forth in Section 7.04 and the first sentence of this Section 7.06(b). Each party shall pay, or cause its Affiliates to pay, to the party entitled to a refund or credit of Taxes under this Section 7.06(b), the amount of such refund or credit (including any interest paid thereon by a Governmental Entity and net of (x) any Taxes imposed on the party receiving such refund or credit in respect of the receipt or accrual of such refund or credit, (y) any amount reimbursed to a customer as a result of such refund or credit under the Federal Acquisition Regulation if such reimbursement relates to a Tax Liability recoverable as a cost in a cost-reimbursement or fixed-price (cost-redeterminable) government contract of the Transferred Entities and (z) any reasonable out-of-pocket expenses associated with obtaining such refund or credit or making such reimbursement) in readily available funds within fifteen (15) days of the actual receipt of the refund or, in the case of a credit or a refund that is not received but instead applied against Taxes otherwise payable, the filing of the Tax Return actually applying such credit or refund against amounts otherwise payable.

(c) Purchaser shall cause the Transferred Entities to carry forward or carry back any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) solely into taxable periods beginning after the Closing Date and, except to the extent otherwise required by applicable Law, shall not permit or cause any Transferred Entity to carry back any Subsequent Loss into a taxable period ending prior to or including the Closing Date.

Section 7.07. Tax Contests. (a) If any Governmental Entity asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article 7, except to the extent that the other party is prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Governmental Entity.

(b) In the case of a Tax Proceeding of or with respect to any of the Transferred Entities for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 7.07(d)), Parent shall have the exclusive right to control such Tax Proceeding; provided, however, that (x) if the resolution of such Tax Proceeding could reasonably be expected to have a material adverse impact on Purchaser or any of its Affiliates (including any Transferred Entity after the Closing), Parent shall keep Purchaser apprised of material developments with respect to, and promptly shall respond to any reasonable requests from Purchaser for information relating to, such Tax Proceeding, and (y) Parent shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could have a material adverse impact on Purchaser or any of its Affiliates (including the Transferred Entities) in any Post-Closing Period (disregarding, for this purpose, any reduction or elimination of a Tax Asset of a Transferred Entity existing immediately prior to the Closing).

(c) In the case of a Tax Proceeding of or with respect to any of the Transferred Entities for any Straddle Period (other than a Tax Proceeding described in Section 7.07(d)), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Governmental Entity and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, however, that the

Controlling Party shall not have any obligations (and the Non-Controlling Party shall not have any rights) under clause (i), (ii), (iii) or (v) above with respect to any portion of such Tax Proceeding (and any actions, written materials, meetings or conferences relating exclusively thereto) that could not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the Non-Controlling Party or any of its Affiliates. For purposes of this Agreement, “Controlling Party” shall mean Parent if Parent and its Affiliates are reasonably expected to bear the greater Tax Liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax Liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Parent or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Parent or a member of the Parent Group and (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Parent Group (including any Combined Tax Return); provided, that if the resolution of such Tax Proceeding could reasonably be expected to have a material adverse impact on Purchaser or any of its Affiliates (including any Transferred Entity after the Closing) in any Post-Closing Period, Parent shall promptly (x) provide written notice of such Tax Proceeding to Purchaser, and (y) keep Purchaser apprised of any material developments with respect to such Tax Proceeding and respond to any reasonable requests from Purchaser for information relating to such Tax Proceeding; provided, further, that Parent shall in no event be required pursuant to the foregoing proviso to provide Purchaser with any Tax Returns or any documents furnished or prepared in connection with any such Tax Proceeding or take any other action that Parent reasonably determines could have a material adverse effect on Parent or any of its Affiliates.

Section 7.08. Cooperation and Exchange of Information. (a) Not more than sixty (60) days after the receipt of a request from Parent, Purchaser shall, and shall cause its Affiliates to, provide to Parent at Parent’s expense a package of Tax information materials, including schedules and work papers, reasonably requested by Parent to enable Parent to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Entities. Purchaser shall prepare such package completely and accurately, in good faith.

(b) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article 7 or a right to refund of Taxes or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c) Each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense (provided, that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition).

(d) Notwithstanding anything to the contrary in this Agreement, access to and the retention of all Tax Returns, workpapers and other documents and records relating to, and cooperation and procedures with respect to, Tax matters with respect to the Transferred Companies and their respective Subsidiaries shall be governed by this Article 7 and the provisions of Article 5 shall not apply.

(e) Parent will use reasonable efforts to cooperate with Purchaser to obtain a tax clearance certificate in India under Section 281 of the Income Tax Act, 1961.

Section 7.09. Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax allocation, sharing, indemnification or other similar agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations thereunder after the Closing. With respect to Sikorsky Aircraft Australia Limited, Parent shall take or cause its Subsidiaries to take any action required to enable Sikorsky Aircraft Australia Limited to leave the Australian tax consolidated group clear of any group liability in accordance with s721-35 of the Income Tax Assessment Act 1997 (Cth). Such actions shall include causing Sikorsky Aircraft Australia Limited to pay any required contribution amounts, with such amounts to be jointly determined by Parent and Purchaser.

Section 7.10. Tax Treatment of Payments. Except to the extent otherwise required under applicable Law, Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under this Article 7, Section 2.07, and Article 10 as an adjustment to the purchase price for Tax purposes. The parties hereto agree to cooperate in good faith to structure any indemnification payment hereunder in a manner that minimizes any Taxes imposed on the payment or receipt of such amounts.

Section 7.11. Certain Tax Elections. Excluding any election described in Section 7.01, Purchaser shall not make, and shall cause its Affiliates (including the Transferred Entities) not to make, any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date; provided, however, that Purchaser shall be entitled to make an election under Section 754 of the Code (and any comparable provision of state or local Law) with respect to the acquisition of any Transferred Entity or Business Joint Venture pursuant to this Agreement that is classified as a partnership for U.S. federal income Tax purposes.

Section 7.12. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall be responsible for the first $2,000,000 of any and all sales, use, transfer, real property transfer, registration, documentary, stamp or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (for the avoidance of doubt, excluding any capital gain Taxes and withholding Taxes imposed on the Sale, which shall be borne by the Sellers (except to the extent otherwise provided in Section 2.09)) (“Transfer Taxes”), and each of Parent and Purchaser shall be responsible for fifty percent (50%) of any Transfer Taxes in excess of $2,000,000. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file and pay the amount due on such Tax Returns and promptly provide a copy of such Tax Return to the other party. Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, and to use commercially reasonable efforts to eliminate, mitigate or reduce any Transfer Taxes (which may include the preparation and filing of any claim for exemption or exclusion from the application or imposition of any Transfer Taxes). Purchaser or Parent, as applicable, shall pay, or cause its Affiliates to pay, to the party responsible under applicable Law for filing any Tax Return with respect to Transfer Taxes, the amount of such Transfer Taxes for which it is responsible in readily available funds within five (5) days of written notification from the party responsible for filing such Tax Return that it has filed, or caused to be filed, such Tax Return and paid, or caused to be paid, such Transfer Taxes.

Section 7.13. Timing of Payments. Except as expressly provided otherwise in this Article 7, any indemnity payment required to be made pursuant to this Article 7 shall be made within ten (10) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Governmental Entity.

Section 7.14. Tax Matters Coordination. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article 7, Section 10.01, Section 10.02(b)(iv), Section 10.03(b)(iii), Section 10.05, Section 10.07 and Section 10.08, and the provisions of Article 10 (other than Section 10.01, Section 10.02(b)(iv), Section 10.03(b)(iii), Section 10.05, Section 10.07 and Section 10.08) shall not apply.

Section 7.15. Certain Payroll Tax Matters. Notwithstanding anything in this Article 7 to the contrary, (a) Parent shall perform all required employment Tax withholding, shall prepare and timely file all employment Tax Returns required to be prepared and filed and shall pay all payroll, employment and similar Taxes payable, in connection with all Parent Retention Payments, 2015 Incentive Compensation payments, and all compensatory equity awards with respect to Parent Common Stock granted by Parent to Service Providers during the Pre-Closing Period and (b) Purchaser shall perform all required employment Tax withholding, shall prepare and timely file all employment Tax Returns required to be prepared and filed and shall pay all payroll, employment and similar Taxes payable, in connection with all Purchaser Retention Payments and 2016 Incentive Compensation payments.

ARTICLE 8

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.01. Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Regulatory Approvals. (i) With respect to the Sellers’ obligations to effect the transactions contemplated by this Agreement, (x) any waiting period applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated and (y) the required consents, authorizations and approvals required to be obtained prior to the consummation of the Sale from each applicable Governmental Entity under the other Closing Regulations shall have been obtained and any applicable waiting period thereunder shall have expired or been terminated, and (ii) with respect to Purchaser’s obligations to effect the transactions contemplated by this Agreement, (x) any waiting period applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated and (y) the required consents, authorizations and approvals required to be obtained prior to the consummation of the Sale from each applicable Governmental Entity under the other Closing Regulations shall have been obtained and any applicable waiting period thereunder shall have expired or been terminated (in the case of this clause (ii)(y), without the imposition of any Burdensome Condition (provided, that Purchaser has complied with its obligations (subject to the limitations set forth therein) under Section 5.03).

(b) No Injunctions. (i) With respect to the Sellers’ obligations to effect the transactions contemplated by this Agreement, no injunction or other Order that prohibits or makes illegal the consummation of the Sale, issued by any court of competent jurisdiction or other Governmental Entity in any Primary Jurisdiction or Secondary Jurisdiction shall have been entered and remain in effect, and (ii) with respect to Purchaser’s obligations to effect the transactions contemplated by this Agreement, no injunction or other Order that prohibits or makes illegal the consummation of the Sale, issued by any court of competent jurisdiction or other Governmental Entity in any Primary Jurisdiction or Secondary Jurisdiction shall have been entered and remain in effect (in the case of this clause (ii), without the imposition of any Burdensome Condition (provided that Purchaser has complied with its obligations (subject to the limitations set forth therein) under Section 5.03)).

(c) No Illegality. (i) With respect to the Sellers’ obligations to effect the transactions contemplated by this Agreement, no Law in any Primary Jurisdiction or Secondary Jurisdiction that prohibits or makes illegal consummation of the Sale shall have been enacted, entered or promulgated after the date hereof and remain in effect, and (ii) with respect to Purchaser’s obligations to effect the transactions contemplated by this Agreement, no Law in any Primary Jurisdiction or Secondary Jurisdiction that prohibits or makes illegal consummation of the Sale shall have been enacted, entered or promulgated after the date hereof and remain in effect (in the case of this clause (ii), without the imposition of any Burdensome Condition (provided that Purchaser has complied with its obligations (subject to the limitations set forth therein) under Section 5.03)); provided, that this Section 8.01(c) shall not apply to Regulatory Laws, which are governed by Section 8.01(a).

Section 8.02. Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Sellers set forth in Section 3.01 (Organization and Qualification; Subsidiaries) that are qualified by materiality or Business Material Adverse Effect and the representations and warranties set forth in Section 3.06(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of the Sellers set forth in Section 3.01 (Organization and Qualification; Subsidiaries) that are not qualified by materiality or Business Material Adverse Effect and the representations and warranties of the Sellers set forth in Section 3.02(b) (other than (A) clause (ii) of the first sentence of Section 3.02(b) to the extent relating to Liens and (B) the last sentence of Section 3.02(b)), Section 3.03 (Authority Relative to this Agreement) and Section 3.18 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, (iii) the representations and warranties of Sellers in Section 3.02(a) (Capitalization and Ownership of the Transferred Entities) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date and (iv) each of the other representations and warranties of the Sellers contained in this Agreement (read without giving effect to any qualification as to materiality or Business Material Adverse Effect set forth in such representations and warranties) shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (A) in each case of clauses (i) – (iv), representations and warranties that are made as of a specific date shall be true and correct only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of the Sellers to be performed on or before the Closing Date in accordance with this Agreement (other than those contained in Section 5.24 and Section 5.27) shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.02(a) and Section 8.02(b) have been satisfied.

(d) Ancillary Agreements. Parent shall have executed and delivered, or caused to be executed and delivered, as applicable, to Purchaser each of the Ancillary Agreements to which any member of the Parent Group is a party.

Section 8.03. Conditions to Parent’s and the Sellers’ Obligation to Close. The obligations of the Sellers to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.01 (Organization and Qualification; Subsidiaries) that are qualified by materiality or Purchaser Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties set forth in Section 4.01 (Organization and Qualification; Subsidiaries) that are not qualified by materiality or Purchaser Material Adverse Effect and the representations and warranties set forth in Section 4.02 (Authority Relative to this Agreement) and Section 4.06 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date and (iii) each of the other representations and warranties of Purchaser contained in this Agreement (read without giving effect to any qualification as to materiality or Purchaser Material Adverse Effect set forth in such representations and warranties) shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (A) in each case of clauses (i) – (iii), representations and warranties that are made as of a specific date shall be true and correct only on and as of such date and (B) in the case of clause (iii), where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement (other than those set forth in Section 5.27) shall have been performed in all material respects.

(c) Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.03(a) and Section 8.03(b) have been satisfied.

(d) Ancillary Agreements. Purchaser shall have executed and delivered, or caused to be executed and delivered, as applicable, to the Sellers each of the Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party.

ARTICLE 9

TERMINATION

Section 9.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written consent of Parent and Purchaser;

(b)	by either Parent or by Purchaser, if:

(i) the Closing shall not have occurred on or before the date that is nine (9) months after the date of this Agreement (the “Outside Date”); provided, however, that if all of the conditions to the Closing, other than the conditions set forth in Section 8.01(a), Section 8.01(b) or Section 8.01(c), shall have been satisfied or waived or shall be capable of being satisfied on such date, the Outside Date may be extended by either Parent or Purchaser from time to time by written notice to the other party up to a date not beyond an additional one hundred twenty (120) days beyond the date that is nine (9) months after the date of this Agreement, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement under this clause (i) shall not be available to any party to this Agreement whose failure or whose Affiliate’s failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the transactions contemplated by this Agreement to occur on or before such date;

(ii) the Sellers (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement (other than those contained in Section 5.24 and Section 5.27), and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.02(a), 8.02(b), 8.03(a) or 8.03(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is sixty (60) days from the date that Parent or Purchaser, as applicable, is notified in writing by the other of such breach or failure to perform; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party to this Agreement if such party or its Affiliates shall have breached or failed to performed in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform would give rise to the failure of a condition set forth in Sections 8.02(a), 8.02(b), 8.03(a) or 8.03(b), as applicable;

(iii) any Order of the type specified in Section 8.01(b) permanently restrains, enjoins or prohibits or makes illegal the consummation of the Sale, and such Order becomes effective and final and nonappealable (except for Orders described in Section 9.01(b)(iv), which shall be governed by Section 9.01(b)(iv)); provided that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall have complied with its obligations under Section 5.03 with respect to any such Order;

(iv) any Governmental Entity that must grant a consent, authorization or approval required by Section 8.01(a) shall have denied such grant and such denial shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(iv) shall have complied with its obligations under Section 5.03 with respect to such consent, authorization or approval.

Section 9.02. Notice of Termination. In the event of termination of this Agreement pursuant to Section 9.01(b), written notice of such termination shall be given by Purchaser to Parent (in the case of a termination by Purchaser) or by Parent to Purchaser (in the case of a termination by Parent).

Section 9.03. Effect of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.01, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to this Agreement, except as set forth in the Confidentiality Agreement; provided, that termination of this Agreement shall not relieve any party hereto from liability for any (i) fraud or willful and intentional breach or material breach of this Agreement or (ii) willful and intentional or material failure to perform its obligations under this Agreement. Notwithstanding anything to the contrary contained herein, the provisions of Section 5.02, the second sentence of Section 5.03(f), the last sentence of Section 5.17(a), the first parenthetical in Section 5.24, Article 11 (General Provisions) and this Section 9.03 shall survive any termination of this Agreement.

Section 9.04. Extension; Waiver. At any time prior to the Closing, either the Sellers, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other Person(s), (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE 10

INDEMNIFICATION

Section 10.01. Survival of Representations, Warranties, Covenants and Agreements. (a) The representations and warranties of the Sellers contained in this Agreement shall survive the Closing until the fifteen (15)-month anniversary thereof; provided, however, that (i) the representations and warranties made pursuant to Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.02 (other than (A) clause (ii) of the first sentence of Section 3.02(b) to the extent relating to Liens and (B) the last sentence of Section 3.02(b)) (Capitalization and Ownership of the Transferred Entities), Section 3.03 (Authority Relative to this Agreement), Section 3.18 (Brokers), Section 3.16(k) and Section 3.16(l) (Intellectual Property) shall survive indefinitely or until the expiration of the applicable statutory periods of limitation, (ii) the representations and warranties set forth in Section 3.14 (Environmental Matters) shall survive the Closing until the fourth anniversary thereof, (iii) the representations and warranties pursuant to Section 3.13 (Taxes) (other than the representations and warranties set forth in Section 3.13(h), (j), (k), (l) and (m)) shall not survive the Closing and (iv) the representations and warranties set forth in Section 3.13(h), (j), (k), (l) and (m)shall survive the Closing Date until thirty (30) days following the expiration of the applicable statutory periods of limitation. Written notice of a claim must be given by Purchaser to the Sellers in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties, in which case such claim shall survive the time at which it would otherwise terminate pursuant to the preceding sentence until the resolution thereof.

(b) The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the fifteen (15)-month anniversary thereof; provided, however, that the representations and warranties made pursuant to Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.02 (Authority Relative to this Agreement) and Section 4.06 (Brokers) shall survive indefinitely or until the expiration of the applicable statutory periods of limitation. Written notice of a claim must be given by a Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties, in which case such claim shall survive the time at which it would otherwise terminate pursuant to the preceding sentence until the resolution thereof.

(c) The covenants and agreements of the parties contained herein (other than the covenants and agreements contained in Section 5.24, Section 5.27 or Article 7) that are to be performed on or prior to the Closing Date (“Pre-Closing Covenants”) shall survive the Closing until the fifteen (15)-month anniversary of the Closing Date. Any covenant and agreement to be performed, in whole or in part, after the Closing Date and any covenant contained in Article 7 shall survive the Closing in accordance with its terms.

(d) The indemnification obligations contained in Article 7 (Tax Matters) shall survive the Closing Date until 30 days following the expiration of the applicable statutory periods of limitation.

Section 10.02. Indemnification by the Sellers. (a) Subject to the provisions of this Article 10 and except with respect to indemnification for any matter relating to Taxes (which shall be governed exclusively by Article 7), effective as of and after the Closing Date, the Sellers shall indemnify, defend and hold harmless Purchaser and its Affiliates (including, following the Closing, the Transferred Entities) and their respective members, partners, managers, officers, directors, employees, representatives, controlling Persons, counsel, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or relating to (i) any breach of any representation or warranty (determined in accordance with Section 10.02(c)) of the Sellers, at and as of the date of this Agreement or at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date), contained in Article 3 (other than any representation or warranty of the Sellers contained in Section 3.13 of this Agreement); (ii) any breach of any covenant or agreement of the Sellers contained in this Agreement; (iii) (A) any business (including the conduct and activities of any business) of Parent or its Affiliates (including any divested or discontinued business of Parent or its Affiliates other than divested or discontinued businesses of the Business) (other than the Business and the Transferred Entities or any Losses relating to or arising out of the Business or the Transferred Entities or the ownership or operation thereof, it being understood that legacy Losses of the Business, including arising out of discontinued or divested businesses of the Business, constitute Losses of the Business) or (B) the Excluded Assets (it being understood that for purposes of determining the extent, if any, to which a Loss arises out of or relates to an Excluded Asset, a distinction shall be drawn between a Loss of a nature that is typically linked with the Excluded Asset itself (e.g., an environmental liability associated with an excluded parcel of real property), which shall be deemed to be a Loss arising out of or relating to the Excluded Asset, and a Loss of a nature that is typically not linked with the Excluded Asset (e.g., the use of an excluded computer to engage in cyber fraud), which shall not be deemed arising out of or relating to the Excluded Asset); (iv) the Specified Demand, but not any other Losses or Actions other than the Specified Demand, even if such other Actions are based, in whole or in part, on the same or similar or overlapping facts and circumstances as the Specified Demand (for purposes of this clause (iv), “Purchaser Indemnified Parties” shall exclude any current or former directors or executive officers of Parent; provided, that the foregoing shall not limit any other Purchaser Indemnified Party from exercising any applicable indemnification rights of such Purchaser Indemnified Party pursuant to this Section 10.02 in respect of any Losses payable by such other Purchaser Indemnified Party to such excluded current or former directors or executive officers in connection with the Specified Demand); (v) any Liabilities to which any of the Transferred Entities is subject to or bound, to the extent (x) neither Purchaser nor any of its Subsidiaries (including the Transferred Entities) has expressly agreed to pay, assume or be responsible (including through indemnification obligations) for such Liabilities under the terms of this Agreement or any Ancillary Agreement (after giving effect to any applicable limitations on Purchaser’s and its Subsidiaries’ obligations in respect of such Liabilities under the terms of this Agreement or any Ancillary Agreement) and (y) such Liabilities do not and did not relate to the Business (it being understood that, as applicable, any discontinued or divested businesses of the Business constitute the Business); and (vi) any

Indebtedness of the Transferred Entities as of the opening of business on the Closing Date to the extent not fully discharged pursuant to Section 5.09 or not reflected in or taken into account in the determination of the Final Net Working Capital and Indebtedness Statement.

(b) Notwithstanding any other provision to the contrary:

(i) the Sellers shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 10.02(a)(i), (A) to the extent such Losses were reflected in reserved for on or taken into account in the determination of Working Capital or Indebtedness on the Final Working Capital and Indebtedness Statement; (B) unless such claim or series of related claims involve Losses in excess of $500,000 (the “De Minimis Amount”) and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of Losses for which the Purchaser Indemnified Parties are entitled to indemnification under Section 10.02(b)(i)(C); or (C) until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.02(a)(i) exceeds $180,000,000 (the “Deductible”), after which the Sellers shall be obligated for all the Purchaser Indemnified Parties’ Losses under Section 10.02(a)(i) in excess of the Deductible, subject to Sections 10.02(b)(i)(A) and (B), Section 10.02(b)(ii) and Section 10.02(b)(iv);

(ii) the cumulative indemnification obligation of the Sellers under Section 10.02(a)(i) shall in no event exceed, in aggregate, $900,000,000 (the “Cap”);

(iii) the Sellers shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 10.02(a)(ii) to the extent relating to breaches of Pre-Closing Covenants unless the aggregate amount of Losses for which the Purchaser Indemnified Parties are entitled to indemnification under Section 10.02(a)(ii) for such breaches of Pre-Closing Covenants exceeds $25,000,000 (the “Pre-Closing Covenant Deductible”), after which the Sellers shall be obligated for all the Purchaser Indemnified Parties’ Losses in respect of such breaches of Pre-Closing Covenants in excess of the Pre-Closing Covenant Deductible; provided that the Pre-Closing Covenant Deductible shall not apply to (A) any claim involving Losses resulting from fraud, (B) any claim arising out of or relating to any breach of any Pre-Closing Covenant requiring Seller or any member of the Parent Group to make payments (or accept responsibility for a payment or financial obligation) (including indemnification obligations) or (C) any claim arising out of or relating to any breach of Section 5.08 (Intercompany Accounts), Section 5.09 (Termination of Indebtedness), Section 5.10 (Termination of Intercompany Arrangements) or Section 5.21 (Pre-Closing Restructuring); and

(iv) the cumulative indemnification obligations of the Sellers under Section 10.02(a)(i), Section 10.02(a)(ii) and Section 7.02 shall in no event exceed, in aggregate, $9,000,000,000 (the “Overall Cap”); provided, that the Overall Cap shall not apply to any claim involving Losses resulting from fraud.

provided, that none of the De Minimis Amount, the Deductible, or the Cap shall apply to any claim involving Losses resulting from fraud or arising out of or relating to a breach of the representations and warranties set forth in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.02 (other than (A) clause (ii) of the first sentence of Section 3.02(b) to the extent relating to Liens and (B) the last sentence of Section 3.02(b)) (Capitalization and Ownership of the Transferred Entities), Section 3.03 (Authority Relative to this Agreement), Section 3.13(h), (j), (k), (l) or (m) (Taxes), Section 3.18 (Brokers) and Section 3.23 (Access Prior to Agreement).

(c) For purposes of determining whether any breach of any representation or warranty has occurred, the applicable representation or warranty shall be read without regard to any qualification or exception in such representation or warranty relating to materiality or Business Material Adverse Effect; provided, that (i) any qualification or exception relating to materiality or Business Material Adverse Effect to the extent it qualifies an affirmative requirement to list specified items on a section of the Seller Disclosure Schedule, or providing or delivering (or making available or giving access) to Purchaser information, copies or terms, shall not be disregarded; (ii) any qualification or exception relating to materiality or Business Material Adverse Effect in (A) the last sentence of Section 3.02(b) (Capitalization and Ownership of the Transferred Entities), (B) Section 3.05(b) (Financial Statements; Liabilities) or (C) Section 3.14 (Environmental Matters) shall not be disregarded; (iii) any qualification or exception relating to materiality or Business Material Adverse Effect in Section 3.05(a) (Financial Statements; Liabilities), Section 3.06(b) (Absence of Certain Changes or Events), or Section 3.23 (Access Prior to Agreement) shall not be disregarded; and (iv) the word “Material” in the term “Business Material Contract”, any qualification or exception in the definition of “Business Material Contract” relating to materiality and the word “material” in the phrase “material Purchase Order” in Section 3.04(b) shall not be disregarded; provided further, that solely for the purposes of determining the amount of any Losses in connection with a breach (if any), and expressly not for purposes of whether a breach has occurred, each of the representations and warranties referred to in clauses (ii) and (iii) (in the case of clause (iii), only in respect of Section 3.06(b) and Section 3.23) of the foregoing proviso shall be read without regard to any qualification or exception in such representation or warranty relating to materiality or Business Material Adverse Effect (if any).

Section 10.03. Indemnification by Purchaser. (a) Subject to the provisions of this Article 10 and except with respect to indemnification for any matter relating to Taxes (which shall be governed exclusively by Article 7), effective at and after the Closing Date, Purchaser and the Transferred Entities shall indemnify, defend and hold harmless the Sellers and their respective Affiliates and their respective members, partners, managers, officers, directors, employees, representatives, controlling Persons, counsel, agents, successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or relating to (i) any breach of any representation or warranty (determined without regard to any qualification or exception contained in such representation or warranty relating to materiality or Purchaser Material Adverse Effect, except for any such qualification to the extent it qualifies an affirmative requirement to list specified items on a section of the Purchaser Disclosure Schedule, providing or delivering (or making available or giving access) to the Sellers information, copies or terms) of Purchaser, at and as of the date of this Agreement or at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date), contained in Article 4; (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement; (iii) except for Liabilities with respect to which any member of the Parent Group has expressly agreed to pay, assume or be responsible (including through indemnification obligations) for under the terms of this Agreement or any Ancillary Agreement (after giving effect to any applicable limitations on such Parent Group member’s obligations in respect of such Liabilities under the terms of this Agreement or any Ancillary Agreement), any Liability arising out of or relating to the Transferred Entities, the Business (including the ownership and operation thereof), or the ownership, occupation or use by the Transferred Entities of the Business Owned Real Property or the Business Leased Real Property in connection with the Business, whether any such Losses arise before or after Closing; (iv) without duplication of any Loss described in the foregoing clause (iii), any Liability to the extent reflected or reserved for on the Final Working Capital and Indebtedness Statement; and (v) subject to Section 5.29, the Specified Matter and the Specified Actions (but, subject to Section 5.29, only, in the case of this clause (v), with respect to such Losses actually incurred or suffered at and after the Closing Date).

(b) Notwithstanding any other provision to the contrary:

(i) Purchaser shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.03(a)(i), (A) unless such claim or series of related claims involve Losses in excess of the De Minimis Amount and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.03(b)(i)(B) or (B) until the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.03(a)(i) exceeds the Deductible, after which Purchaser shall be obligated for all the Seller Indemnified Parties’ Losses under Section 10.03(a)(i) in excess of the Deductible, subject to Sections 10.03(b)(i)(A), 10.03(b)(ii) and 10.03(b)(iii);

(ii) the cumulative indemnification obligation of Purchaser under Section 10.03(a)(i) shall in no event exceed, in aggregate, the Cap; provided, that none of the De Minimis Amount, the Deductible or the Cap shall apply to any claim involving Losses resulting from fraud or arising out of or relating to a breach of the representations and warranties set forth in Section 4.02 (Authority Relative to this Agreement) or Section 4.06 (Brokers);

(iii) the cumulative indemnification obligations of Purchaser under Sections 10.03(a)(i), 10.03(a)(ii) and 7.03 shall in no event exceed, in aggregate, the Overall Cap; provided, that the Overall Cap shall not apply to any claim involving Losses resulting from fraud; and

(iv) subject to the immediately following proviso, Section 10.03(a)(iii) shall not apply to (and, for the avoidance of doubt, Parent shall retain control over in all respects, subject to Section 10.09) the Specified Demand; provided, that this Section 10.03(b)(iv) shall not apply to any other Losses or Actions other than the Specified Demand, even if such other Actions are based, in whole or in part, on the same, similar or overlapping facts and circumstances as the Specified Demand, including the matter described in Section 3.7(a) of the Seller Disclosure Schedule under the heading “Specified Matter” (the “Specified Matter”).

Section 10.04. Indemnification Procedures. (a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted by a third party that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under such agreement (such claim being a “Third Party Claim”) describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand (to the extent known or reasonably ascertainable); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 10, except to the extent the Indemnifying Party is actually prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must describe in reasonable detail the facts and circumstances (to the extent known or reasonably ascertainable) with respect to the alleged breach and be delivered prior to the expiration of any applicable survival period specified in Section 10.01 for such representation, warranty, covenant or agreement, as applicable.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.02(a) or Section 10.03(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.04(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate (but not control or make decisions regarding) in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants of recognized standing and competence. Purchaser or the Sellers, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion without the consent of the Indemnified Party; provided, that (x) such settlement or judgment does not involve any injunctive or other equitable relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party and (y) the Indemnifying Party shall (i) pay or cause to be paid all amounts in such settlement or judgment (other than solely with respect to the Deductible, to the extent such liabilities would constitute Liabilities to which the Deductible would be applicable in accordance with the applicable provisions of Section 10.02(b) or Section 10.03(b), as applicable), (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of any Indemnified Party affected by such Third Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to such Third Party Claim without the prior written consent of the Indemnifying Party in its sole and absolute discretion, provided that, with respect to any Third Party Claim that the Indemnifying Party has not assumed the defense and control of within the time periods set forth above, such consent shall not be unreasonably withheld, conditioned or delayed.

(c) If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 10.02 or 10.03 and the Indemnified Party is entitled to recover all or a part of such Losses from a third party (a “Potential Contributor”) based on facts, events and circumstances giving rise to the right of indemnification, the Indemnified Party shall assign its rights to proceed against the Potential Contributor as reasonably necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

(d) In the event an Indemnified Party has a claim for indemnity under Section 10.02 or Section 10.03 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give notice in writing of such claim to the Indemnifying Party as promptly as practicable. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

Section 10.05. Exclusive Remedy and Release. Except with respect to (i) the Ancillary Agreements (other than the Foreign Acquisition Agreements), (ii) the matters covered by Sections 2.05 through 2.07 and (iii) any matter relating to Taxes (which shall be governed exclusively by Article 7), Purchaser and the Sellers acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.02 and 10.03 shall be the sole and exclusive remedies of the Sellers and Purchaser, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) (but excluding claims for fraud) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and the Foreign Acquisition Agreements. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled. For the avoidance of doubt, nothing in this Section 10.05 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled to pursuant to Section 11.11 or to seek any remedy on account of fraud by any Person.

Section 10.06. Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be net of any third-party insurance and indemnity proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, less the amount of out-of-pocket costs incurred to obtain such proceeds (it being agreed that if third-party insurance or indemnification proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds, less the amount of out-of-pocket costs incurred to obtain such proceeds, shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance policies and indemnity provisions covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article 10, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party. From and after the Closing Date, no member of the Parent Group shall have any right of contribution or indemnification against any of the Transferred Entities for any amounts paid to any Purchaser Indemnified Party as a result of any claim for indemnification under this Agreement arising from or relating to a breach by Sellers or, prior to the Closing, any of the Transferred Entities of any representations, warranties, covenants or other agreements contained in this Agreement or any Ancillary Agreement.

Section 10.07. Limitation of Liability. In no event shall any Indemnifying Party have liability to any Indemnified Party for any consequential, special, incidental, exemplary, indirect or punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such damages to the extent actually paid to a third party, including a Governmental Entity. Without limiting the generality of the foregoing, (a) with respect to any indemnification obligation of the Sellers pursuant to Section 10.02(a)(iii) and Section 10.02(a)(v), to the extent related to use of Intellectual Property assigned or licensed to a Transferred Entity or any of its Affiliates pursuant to the Intellectual Property Agreement, indemnifiable Losses shall be limited to any bodily injury or property damage arising out of or related to such use and (b) with respect to any indemnification obligation of Purchaser or the Transferred Entities pursuant to Section 10.03(a)(iii), to the extent related to use of Intellectual Property assigned or licensed to Parent or its Affiliates pursuant to the Intellectual Property Agreement, indemnifiable Losses shall be limited to any bodily injury or property damage arising out of or related to such use.

Section 10.08. Mitigation. Each of the parties agrees to use its commercially reasonable efforts to mitigate its respective Liabilities upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Liabilities that are indemnifiable hereunder.

Section 10.09. Specified Demand. In connection with any defense or settlement of the Specified Demand, no member of the Parent Group shall (without the prior written consent of Purchaser) admit any wrongdoing, misconduct, culpability or illegality on the part of any Transferred Entity, the Business or any Business Employee, other than with respect to current or former directors or executive officers of Parent who are not Business Employees.

ARTICLE 11

GENERAL PROVISIONS

Section 11.01. Interpretation; Absence of Presumption. (a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein; (iv) any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement; (v) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and not to any particular provision thereof; (vi) references to “$” shall mean U.S. dollars;

(vii) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (viii) the word “or” shall not be exclusive; (ix) references to “written” or “in writing” include in electronic form; (x) provisions shall apply, when appropriate, to successive events and transactions; (xi) the Sellers and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xii) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof; (xiii) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xiv) a reference to any Person includes such Person’s successors and permitted assigns; (xv) any reference to “days” shall mean calendar days unless Business Days are expressly specified; and (xvi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities. Notwithstanding anything in this Agreement to the contrary, any payment obligation of Parent or any of the other Sellers hereunder shall be a joint and several obligation of Parent and the Sellers.

(c) Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on the face of such disclosure.

Section 11.02. Headings; Definitions. The section and article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 11.03. Governing Law; Jurisdiction and Forum; Waiver of Jury Trial. (a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of

Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court (and of the appropriate appellate courts therefrom), (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated thereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated thereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.07.

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENT. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.03. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.03 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.04. Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, the Confidentiality Agreement and the Joint Defense Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to in this Agreement.

Section 11.05. No Third Party Beneficiaries. Except for Sections 7.02, 7.03, 10.02 and 10.03, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof; provided, that each of Parent and Purchaser may enforce any applicable indemnity or payment or reimbursement obligation set forth in this Agreement on behalf of its Affiliates.

Section 11.06. Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (“Transaction Expenses”) shall be paid by the party incurring such costs and expenses; provided, that Transaction Expenses incurred by the Transferred Entities prior to the Closing shall be paid by Parent.

Section 11.07. Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by facsimile transmission or electronic mail (“e-mail”) transmission (so long as a receipt of such e-mail is requested and received), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)	If to any Seller:

United Technologies Corporation

One Financial Plaza

Hartford, Connecticut 06101

Attention:	Charles D. Gill, Senior Vice President and
General Counsel
Facsimile No:	(860) 728-7862

E-mail: charles.gill@utc.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Joshua R. Cammaker, Esq.
Edward J. Lee, Esq.
E-mail:	JRCammaker@WLRK.com EJLee@wlrk.com

(b)	If to Purchaser:

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

Attention:	Maryanne R. Lavan, Senior Vice President and General Counsel Stephen M. Piper, Vice President and Associate General Counsel
Facsimile No:	(301) 897-6013 (301) 897-6606
E-mail:	maryanne.lavan@lmco.com stephen.m.piper@lmco.com

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:	William J. Chudd, Esq.
Facsimile No:	(212) 450-5800
E-mail:	william.chudd@davispolk.com

And, with respect to notices under Article 7, with copies (which shall not constitute notice) to:

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

Attention:	David A. Heywood, Vice President, Taxes & General Tax Counsel
Facsimile No:	(301) 571-2949
E-mail:	david.a.heywood@lmco.com

And:

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street NW

Washington, D.C. 20006

Attention:	Alan S. Kaden, Esq. Michael J. Alter, Esq.
Facsimile No.:	(202) 639-7003
Email:	alan.kaden@friedfrank.com michael.alter@friedfrank.com

Section 11.08. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that (a) Parent or any Seller may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any Affiliate of Parent, but any such transfer or assignment will not relieve Parent or such Seller, as applicable, of any of its obligations hereunder and (b) Purchaser may transfer or assign, in whole or from time to time in part, to one or more of its direct or indirect wholly owned Subsidiaries, its rights and/or obligations under this Agreement, but any such transfer or assignment will not relieve Purchaser of any of its obligations hereunder. Any attempted assignment in violation of this Section 11.08 shall be void.

Section 11.09. Amendments and Waivers. (a) This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other parties to this Agreement with any term or provision of this Agreement on the part of such other parties to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11. Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The parties acknowledge and agree that the limitations on remedies of the parties following valid termination of this Agreement set forth in Section 9.03 shall not limit the right of any party to obtain specific performance pursuant to this Section 11.11 solely in respect of the provisions of this Agreement that survive such termination in accordance with Section 9.03. If, prior to the Outside Date, any party brings any Action in accordance with Section 11.03 to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.

Section 11.12. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent, any of its Subsidiaries or any shareholder, officer, employee or director of Parent or any of its Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Parent or any of its Subsidiaries in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (the “Current Representation”).

(b) Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser and its Subsidiaries, and following the Closing, with any Transferred Entity (including in respect of any claim for indemnification by Purchaser), it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Parent; provided, that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Persons and their advisors. Accordingly, from and after Closing, the Transferred Entities shall not have any access to any such communications or to the files of the Current Representation or to internal counsel relating to such engagement, and none of Purchaser, the Transferred Entities or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications and files belongs to Parent.

Section 11.13. No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Parent or any of its respective Affiliates, or that such third party or any of its respective Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

Section 11.14. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

Parent:

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Gregory J. Hayes
Name:	Gregory J. Hayes
Title:	President and Chief Executive Officer

Other Sellers:

UNITED TECHNOLOGIES AUSTRALIA HOLDINGS LIMITED

By:	/s/ Christopher Witzky
Name:	Christopher Witzky
Title:	Director

UNITED TECHNOLOGIES CANADA, LTD.

By:	/s/ Christopher Witzky
Name:	Christopher Witzky
Title:	Director

UNITED TECHNOLOGIES HOLDINGS SAS

By:	/s/ Christian Bruno Jean Idczak
Name:	Christian Bruno Jean Idczak
Title:	President/Director

UNITED TECHNOLOGIES INTERNATIONAL CORPORATION – ASIA PRIVATE LIMITED

By:	/s/ Michael P. Ryan
Name:	Michael P. Ryan
Title:	Director

Purchaser:

LOCKHEED MARTIN CORPORATION

By:	/s/ Greg Psihas
Name:	Greg Psihas
Title:	Vice President, Mergers & Acquisitions

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